Registration No. 333-81316
Filed Pursuant to Rule 424(b)(4)

PROSPECTUS

2,500,000 Shares

International Speedway Corporation

Class A Common Stock

$40.00 per share

          The selling stockholder named in this prospectus is selling 2,500,000 shares of our class A common stock. We will not receive any proceeds from the sale of the shares by the selling stockholder. The selling stockholder has granted the underwriters an option to purchase up to 375,000 additional shares of class A common stock to cover over-allotments.

      Our class A common stock is quoted on the Nasdaq National Market under the symbol “ISCA.” The last reported sale price of our class A common stock on the Nasdaq National Market on February 7, 2002, was $41.32 per share.

       Investing in our class A common stock involves risks. See “Risk Factors” beginning on page 10.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per Share	Total

Public Offering Price	$40.00	$100,000,000
Underwriting Discount	$2.04	$5,100,000
Proceeds to the Selling Stockholder (before expenses)	$37.96	$94,900,000

      The underwriters expect to deliver the shares to purchasers on or about February 13, 2002.

Salomon Smith Barney

                                    JPMorgan

                                                      Raymond James

Wachovia Securities

February 7, 2002

Inside front cover

Description of photographs:

Top:	Map of United States indicating geographic locations of ISC owned and/or operated facilities, facilities opened in 2001 and external expansion targets

Bottom:	Daytona International Speedway

      You should rely only on the information contained in or incorporated by reference in this prospectus. Neither we nor the selling stockholder has authorized anyone to provide you with different information. The selling stockholder is not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained or incorporated by reference in this prospectus is accurate as of any date other than the date on the front of this prospectus.

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FORWARD-LOOKING STATEMENTS

      This prospectus and the documents incorporated in this prospectus by reference may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. You can identify a forward-looking statement by our use of the words “anticipate,” “estimate,” “expect,” “may,” “believe,” “objective,” “projection,” “forecast,” “goal,” and similar expressions. These forward-looking statements include our statements regarding the timing of future events, our anticipated future operations and our anticipated future financial position and cash requirements. Although we believe that the expectations reflected in our forward-looking statements are reasonable, we do not know whether our expectations will prove correct. We disclose the important factors that could cause our actual results to differ from our expectations in cautionary statements made in this prospectus and in other filings we have made with the Securities and Exchange Commission. All subsequent written and oral forward-looking statements attributable to us or to persons acting on our behalf are expressly qualified in their entirety by these cautionary statements. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of the risk factors described in this prospectus and other factors set forth in or incorporated by reference in this prospectus.

      Many of these factors are beyond our ability to control or predict. We caution you not to put undue reliance on forward-looking statements or to project any future results based on such statements or on present or prior earnings levels. Please see “Risk Factors” for a discussion of some of the factors that may adversely affect an investment in the securities.

INDUSTRY DATA

      Market share and industry data disclosed in this prospectus have been obtained from the following sources/ publications: Nielsen Media Research; Goodyear Racing Attendance Reports; Joyce Julius & Associates; Street & Smith’s Sports Business Journal; Major League Baseball; National Football League; National Basketball Association; National Hockey League; National Association for Stock Car Auto Racing; Indy Racing League; Championship Auto Racing Teams; International Race of Champions; Automobile Racing Club of America; Grand American Road Racing Association; National Hot Rod Association; Sports Car Club of America; United States Auto Club; American Motorcyclist Association; Federation Internationale de l’Automobile; and ESPN Sports Polls. We have not independently verified any of the data from these sources/ publications.

INTELLECTUAL PROPERTY

      We have various registered and common law trademark rights, including, but not limited to, “California Speedway,” “Darlington Raceway,” “Southern 500,” “Too Tough to Tame,” “Daytona International Speedway,” “DAYTONA USA,” the “Daytona 500,” the “24 Hours of Daytona,” “Acceleration Alley,” “Daytona Dream Laps,” “Speedweeks,” “World Center of Racing,” “Homestead-Miami Speedway,” “Kansas Speedway,” “Michigan International Speedway,” “Nazareth Speedway,” “North Carolina Speedway,” “The Rock,” “Phoenix International Raceway,” “Richmond International Raceway,” “The Action Track,” “Talladega Superspeedway,” “Watkins Glen International,” “The Glen,” “Americrown,” “Motor Racing Network,” “MRN,” “Truxpo Truck Tour” and related logos. This prospectus and the documents incorporated by reference also include trademarks, service marks and trade names of other companies.

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SUMMARY

      The following summary is qualified in its entirety by and should be read together with the more detailed information and audited financial statements, including the related notes, contained or incorporated by reference in this prospectus. Except as expressly indicated or unless the context otherwise requires, “ISC,” “we,” “our” and “us” means International Speedway Corporation, a Florida corporation, and its consolidated subsidiaries.

International Speedway Corporation

      We are a leading promoter of motorsports entertainment activities in the United States. We own and/or operate twelve of the nation’s major motorsports facilities:

•	Daytona International Speedway in Florida;
•	Talladega Superspeedway in Alabama;
•	Michigan International Speedway in Michigan;
•	Richmond International Raceway in Virginia;
•	California Speedway in California;
•	Kansas Speedway in Kansas;
•	Phoenix International Raceway in Arizona;
•	Homestead-Miami Speedway in Florida;
•	North Carolina Speedway in North Carolina;
•	Darlington Raceway in South Carolina;
•	Watkins Glen International in New York; and
•	Nazareth Speedway in Pennsylvania.

      In addition, Raceway Associates, LLC, in which we hold a 37.5% indirect equity interest, owns and operates two nationally recognized major motorsports facilities in Illinois:

•	Chicagoland Speedway; and
•	Route 66 Raceway.

      In 2001, these motorsports facilities promoted well over 100 stock car, open-wheel, sports car, truck, motorcycle and other racing events, including:

•	20 NASCAR Winston Cup Series events;
•	16 NASCAR Busch Series, Grand National Division events;
•	8 NASCAR Craftsman Truck Series events;
•	5 Indy Racing League (“IRL”) events;
•	3 Championship Auto Racing Teams (“CART”) FedEx Championship Series events;
•	2 National Hot Rod Association national events;
•	the premier sports car endurance event in the United States (the Rolex 24 at Daytona sanctioned by the Grand American Road Racing Association); and
•	a number of prestigious motorcycle races.

      Our business consists principally of racing events at these major motorsports facilities, which, in total, currently have more than 1 million grandstand seats. We generate revenue primarily from admissions, television, radio and ancillary rights fees, promotion and sponsorship fees, hospitality rentals (including luxury suites, chalets and the hospitality portion of club seating), advertising revenues, royalties from licenses of our trademarks and track rentals, as well as from catering, merchandise and food concession services at most of our facilities. We also own and operate the Motor Racing Network, Inc. radio network, or MRN Radio, the nation’s largest independent sports radio network, and DAYTONA USA — The Ultimate Motorsports Attraction, a motorsports-themed entertainment complex and the Official Attraction of NASCAR.

      We have grown significantly in recent years through both internal and external initiatives. From fiscal 1997 through fiscal 2001, our revenues increased from $141.4 million to $528.5 million, a compound annual growth rate, or CAGR, of 39%. In particular, our motorsports related income increased from 33.0% of our total revenues in fiscal 1997 to 45.1% in fiscal 2001, or at a CAGR of 50%. Over the same period, our EBITDA increased from $54.8 million to $224.0 million, a CAGR of 42%, and our EBITDA margin increased from 38.8% in fiscal 1997 to 42.4% in fiscal 2001. We remain focused on several growth opportunities, including maximizing our media income and exposure and developing long-term marketing partnerships, which should enable us to enhance our leadership position in the motorsports entertainment industry.

      We were incorporated in 1953 under the laws of the State of Florida under the name “Bill France Racing, Inc.” and changed our name to “Daytona International Speedway Corporation” in 1955. With the groundbreaking for Talladega Superspeedway in 1968, we changed our name to “International Speedway Corporation.” Our principal executive offices are located at 1801 West International Speedway Boulevard, Daytona Beach, Florida 32114, and our telephone number is (386) 254-2700. We maintain a website at http://www.iscmotorsports.com. The information on our website is not part of this prospectus.

Industry Overview

      Motorsports is among the most popular and fastest growing spectator sports in the United States, with annual attendance at all U.S. motorsports events exceeding 17 million people. The NASCAR Winston Cup, NASCAR Busch Grand National and NASCAR Craftsman Truck events, each sanctioned by NASCAR, and the open-wheel events sanctioned by IRL and CART are generally the most popular motorsports events in the United States. The largest auto racing category in the United States, in terms of attendance, media exposure and sponsorships, is stock car racing. The most prominent sanctioning body in stock car racing is NASCAR, based on such factors as geographic presence and number of members, series and sanctioned events. We derived approximately 82% of our 2001 revenues from NASCAR-sanctioned racing events at our wholly-owned facilities.

      Evolving from the NASCAR Grand National Series which began in 1950, in the early 1970’s NASCAR created the NASCAR Winston Cup Series. In 2002, this premier series will consist of 39 televised events, including three non-championship point events, at 23 tracks operating in 19 states. Among all major U.S. professional sports, NASCAR Winston Cup events have experienced the greatest increase in spectator attendance, growing at a compound annual rate of 7% from 1991 to 2001. Average household television viewership for the 2001 NASCAR Winston Cup increased more than 36% over the prior year. More than 280 million television viewers watched NASCAR Winston Cup televised events in 2001, up 54% from the previous year. The demographic numbers showed a 29% increase in male viewers ages 18 to 34, and a 34% increase in male viewers ages 18 to 49. In addition, a significant milestone was reached with the airing of Talladega’s EA Sports 500. The race’s 4.8 Nielsen rating, representing 8 million viewers, was the highest national rating ever for an auto race that was broadcast in direct television competition with professional football.

      Motorsports events generally are heavily promoted, with a number of supporting events surrounding each main race event. Examples of supporting events include secondary races, qualifying time trials, practice sessions, driver autograph sessions, automobile and product expositions, catered parties and other related events, all of which are designed to maximize the spectators’ overall entertainment experience and enhance the value to sponsors. The primary participants in the business of auto racing are sanctioning bodies, spectators, track operators, sponsors, major automobile manufacturers, drivers and crew members, team owners and vendors of officially licensed merchandise.

Business Strengths

      We have experienced significant growth in recent years, which we believe is attributable to the following strengths of our business:

A Leader in Motorsports Entertainment and the Largest NASCAR Promoter

      Our main focus has been driving revenue growth by creating a strong network of facilities across the country. We own, operate and/or have a material interest in 14 major motorsports facilities that, in total, have more than 1 million grandstand seats and are located in six of the nation’s top ten media markets. Nearly 80% of the country’s population is located within the primary trading areas, a 400-mile radius, of our facilities. We promote major events in every month of the racing season — more than any other motorsports promoter. Collectively, these 14 facilities are scheduled to promote well over 100 motorsports events during the 2002 racing season, including 20 NASCAR Winston Cup races — 51% of the 2002 NASCAR Winston Cup schedule, including non-championship point events.

Long-Term Affiliation with the Motorsports Industry and NASCAR

      Members of the France family have been involved in senior management positions with us since our formation in 1953. We believe that the France family’s extensive network of contacts in the motorsports industry, as well as their reputation as a long-term steward of the sport, enhances our ability to pursue new market and other growth opportunities. We also believe that the France family’s long-standing involvement with us has provided us a number of other significant advantages, including a reduced risk of disruption in our operating policies and long-range strategies, which, in turn, provides an assurance of continuity to employees, sponsors, sanctioning bodies and other entities that enter into commitments or relationships with us. Moreover, our experience and expertise extend beyond stock car racing to a wide variety of other motorsports disciplines, including open-wheel, sports cars and motorcycles. In addition, the France family has been instrumental in the development of the nation’s motorsports industry through their organization, continued management and ownership of NASCAR, which, in turn, has been influential in the growth and development of both our operations and professional stock car racing generally.

Proven Ability to Capitalize on Marketing Opportunities

      In order to maximize the exposure from advertising and promotions and to increase per capita spending from our customers, we pursue a fully integrated marketing strategy that includes sponsorships, advertising, promotion, licensing and individual consumer initiatives. We believe it is important to market our racing events, facilities and trademarks to both corporate and individual customers. Our leadership position in the motorsports industry enables us to market to a broader base of corporate and individual customers. Our national footprint has enabled us to create multi-track sponsorship opportunities targeting larger corporate customers with higher advertising and marketing budgets. We utilize a centralized corporate marketing structure complemented by strong facility resources to provide enhanced value to our marketing partners and develop and execute consumer marketing programs. In 2001, nearly 80 of our corporate marketing partners capitalized on multi-track positions, and we executed more than a dozen promotions targeting customers in ten markets through e-mail offers, consumer sweepstakes, auctions and other direct marketing campaigns.

Highly Predictable and Recurring Revenue Base

      We have strong visibility on our future revenue streams due to long-term media contracts, multi-year sponsorship and luxury suite agreements, and recurring ticket and hospitality sales. NASCAR has signed multi-billion dollar television contracts covering its NASCAR Winston Cup Series and NASCAR Busch Grand National Series, which extend through the 2006 season. We will receive a significant portion of the rights fees under these contracts, assuming the number of NASCAR races held at our tracks each year remains stable, consistent with our past experience. We also have a significant number of long-term sponsorship and luxury suite contracts. In addition, a substantial portion of the grandstand seating and hospitality capacity for our major events is sold on a renewable basis in advance of the event date.

Proven Ability to Acquire, Develop and Integrate Facilities

      We regularly review acquisition and development prospects that would augment or complement our existing operations or otherwise offer significant growth opportunities. As a result, we have successfully completed several acquisitions over the last few years. In 1999, we acquired Richmond, and through our merger with Penske Motorsports, Inc., we acquired California, Michigan, North Carolina and Nazareth and increased to 90% our ownership in Miami, the remaining 10% of which we acquired in October 2001. Each of these businesses was successfully integrated into our operations within twelve months of the transaction. These transactions strategically increased our motorsports presence and were financed through a combination of internal and external financing sources, including investment grade debt.

      Recent examples of development include our Kansas facility and the Chicagoland facility, in which we hold a 37.5% interest, each of which opened in mid-2001. Both facilities hosted significant inaugural schedules featuring major NASCAR, IRL and Automobile Racing Club of America events, and received favorable reviews from the fans, drivers, teams and media. In addition, both facilities received significant support from corporate marketing partners and individual consumers. For example, both Kansas and Chicagoland sold all of their grandstand seats as season ticket packages — a first for a major facility in motorsports entertainment.

Highly Experienced and Incentivized Management Team

      William H.G. France, the father of both our Chairman and President, founded NASCAR in 1947, and the France family has controlled us since our inception in 1953. The France family has been instrumental in the development of the nation’s motorsports industry through their organization, continued management and ownership of NASCAR. As we derived approximately 82% of our 2001 revenues from NASCAR-sanctioned racing events at our wholly-owned facilities, we are well positioned to benefit from the significant motorsports experience of the France family. In addition, our management team members have on average over 20 years of sports industry experience and collectively have over 400 years of sports industry experience. Management’s interests are aligned with those of our shareholders, as key members of management own shares of our common stock.

Growth Strategy

      We use the following key strategies to grow and enhance our leadership position in the motorsports entertainment industry:

Maximize Media Income and Exposure

      Our media initiatives are designed to be comprehensive and integrated and include television, radio, newspapers and trade and consumer publications. The most important medium continues to be television, and televised motorsports events continue to experience significant growth in viewership. Since 1997, NASCAR Winston Cup and NASCAR Busch Grand National domestic television rights revenues have grown at a CAGR of 54%, from $46 million in 1997 to $259 million in 2001. During this time, gross television rights revenues attributable to our events, excluding Chicagoland, increased from $13.5 million to $126.5 million, a CAGR of 75%. We expect media rights revenues to continue to increase based on NASCAR’s announcement that the annual increase in the domestic television contracts will range between 15% and 21% from 2001 through 2006, with an average annual increase of 17%. The increase for fiscal 2002 is expected to be approximately 15%.

      In addition to generating substantially higher rights fees, these television rights agreements are expected to create significant indirect benefits for the industry that will help drive future growth. For example, network event coverage increased significantly during 2001. In 2001, approximately 70% of the

NASCAR Winston Cup events were scheduled on network broadcasts compared to approximately 30% during the previous year. Over the long term, we believe the exposure created by the continuing shift from cable to network coverage, combined with the geographic expansion of the sport, will result in even more television viewers. We believe the increase in television viewership will attract new sponsors, increase commitments from existing sponsors, and translate into incremental ticket, merchandise and concession sales. In addition, higher television ratings should provide NASCAR with additional leverage when negotiating future media contracts, including television and ancillary rights.

Develop New and Expand Existing Marketing Partnerships

      Marketing partners support us and the motorsports industry in several ways. First, they pay fees to track operators for sponsorship, official status benefits and the use of intellectual properties. Second, the promotional and advertising expenditures of marketing partners provide us with indirect marketing benefits by promoting awareness for our events through various distribution channels, including in-store promotions and direct mail campaigns. Third, marketing partners pay fees to track operators for hospitality packages to entertain their customers at events. Finally, marketing partners support racing teams by funding certain operational costs. Accordingly, we devote significant resources to develop new and expand existing relationships with leading companies.

      Marketing partners form a variety of different relationships with track operators. Some contracts allow the marketing partner to name a particular racing event, as in the Pepsi 400 at Daytona, the Pontiac Excitement 400 and the EA Sports 500. Other considerations range from official status designation to advertising and promotional rights in the marketing partner’s product category. Our sponsorship portfolio has evolved dramatically over the past few years. We have been successful in attracting new marketing partners by creating additional official status categories, more narrowly defining existing categories, and growing revenues associated with licensing and on-site interactive programs. As a result of these efforts, event title sponsorships, which made up a substantial majority of sponsorship revenue in 1996, represented less than 30% of our sponsorship revenue in 2001. In addition, in 2001, we had over 100 official status categories and approximately 250 marketing partners, including Anheuser Busch, AT&T Broadband, Coors, Dodge, DuPont, Electronic Arts, General Motors, GNC, Home Depot, Mattel, Miller, NAPA Auto Parts, Pepsi, Rolex, SunTrust Banks, UPS and Valvoline.

Maximize Profitability of Existing Events and Facilities

      Spectator demand for our largest events has continued to meet or exceed existing capacity; however, there is often unused capacity for other events. Our efforts to increase attendance at non-sold out events include (i) establishing multiple ticket price points, including the sale of multi-event ticket packages, (ii) strategic marketing of other products and services, including sponsorship promotions and hospitality suites, (iii) continued improvements in the quality and diversity of food and beverage concessions, and (iv) other enhancements and upgrades to the design, presentation and quality of our promoted events, facilities and spectator amenities. While each of our facilities conducts several major events annually, there is significant opportunity to increase the utilization of these facilities. We strive to maximize our profitability by working with various sanctioning bodies to modify event schedules. For example, a NASCAR Busch Grand National event has been added to Daytona’s 2002 schedule, and Watkins Glen was removed from the 2002 NASCAR Busch Grand National schedule. We believe over the long term a NASCAR Busch Grand National event at Daytona will be more profitable than a NASCAR Busch Grand National event at Watkins Glen due to the prestige and size of Daytona, and the ability to hold the event on the evening prior to the NASCAR Winston Cup Pepsi 400 at Daytona.

Expand Existing Facilities

      An important component of our strategy has been our long-standing practice of focusing closely on supply and demand regarding additional capacity at our facilities. We continually evaluate the demand for our most popular racing events in order to ensure that additional capacity provides an acceptable rate of return on invested capital. Through prudent expansion, we have historically been able to keep demand at a higher level than supply, which stimulates ticket renewals and advance sales. This results in earlier cash flow and reduces the potential negative impact of actual and forecasted inclement weather on ticket sales. We now manage more than 1 million total grandstand seats at our facilities across the country. Over the long term, we plan to continue to expand capacity at our speedways.

Acquire and Develop Additional Motorsports Facilities

      We regularly review acquisition and development opportunities that would augment or complement our existing operations or otherwise offer growth opportunities. Recent examples of such acquisition and development efforts include Penske Motorsports, Richmond and Kansas, as well as our 37.5% interest in Chicagoland. We are currently exploring developing motorsports facilities in the metropolitan New York and Denver areas. We believe our acquisition and development efforts exemplify our commitment to strategically increase our presence in the motorsports entertainment industry.

The Offering

Class A Common Stock Offered by the Selling Stockholder	2,500,000 shares

Common Stock to be Outstanding After this Offering	24,536,711 shares of class A common stock 28,627,121 shares of class B common stock 53,163,832 total shares of common stock

Use of Proceeds	All of the proceeds from the sale of the shares of class A common stock will be received by the selling stockholder.

Nasdaq National Market Symbol of Class A Common Stock	ISCA

Risk Factors	We urge you to read carefully the risk factors beginning on page 10 for a discussion of factors you should consider before acquiring shares of class A common stock.

Voting, Conversion and Dividend Rights	Our class A common stock and class B common stock are identical in all respects, except for voting rights and certain non-cash dividend and conversion rights. Each share of class A common stock entitles the holder to one-fifth (1/5) of one vote and each share of class B common stock entitles the holder to one vote on each matter submitted to a vote of our stockholders, including the election of directors. Except as required by applicable law, holders of class A common stock and class B common stock vote together on all matters submitted to a vote of stockholders. Holders of class A common stock and class B common stock have identical rights to cash dividends. Class A common stock has no conversion rights. Class B common stock is freely convertible into class A common stock for each share of class B common stock converted.

      The number of shares of class A common stock to be outstanding immediately after this offering is based on 24,536,711 shares outstanding as of December 31, 2001. This number of shares of class A common stock excludes shares issuable upon exercise of outstanding stock options and shares reserved for future grants under our stock incentive plans. As of December 31, 2001, there were:

•	45,528 shares of class A common stock issuable upon exercise of stock options, at a weighted average exercise price of $40.63 per share, and

•	870,998 shares of class A common stock reserved for future grants under our stock incentive plans.

      Unless otherwise specified, the information contained in this prospectus assumes no exercise of the underwriters’ over-allotment option.

Summary Financial Data

      The following table sets forth our summary income statement financial data for each of the five fiscal years in the period ended November 30, 2001 and our summary balance sheet data as of November 30, 2001. The income statement data for the three fiscal years in the period ended November 30, 2001, and the balance sheet data as of November 30, 2001, have been derived from our audited historical consolidated financial statements included elsewhere in this prospectus, which financial statements have been audited by Ernst & Young LLP, independent certified public accountants, as indicated in their report thereon. The income statement data for the fiscal years ended November 30, 1998 and 1997 have been derived from our audited historical consolidated financial statements. You should read the summary financial data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

	For the Year Ended November 30,

	1997	1998	1999	2000	2001

	(in thousands, except per share and selected operating data)
Income Statement Data:
Revenues:
Admissions, net	$69,487	$86,946	$133,897	$192,789	$214,494
Motorsports related income	46,650	71,793	115,570	175,809	238,208
Food, beverage and merchandise income	23,408	28,597	46,668	66,880	70,575
Other income	1,829	1,632	2,587	4,952	5,233

Total revenues	141,374	188,968	298,722	440,430	528,510
Expenses:
Direct expenses:
Prize and point fund monies and NASCAR sanction fees	20,567	28,767	45,615	71,260	87,859
Motorsports related expenses	23,075	33,283	51,590	82,230	98,458
Food, beverage and merchandise expenses	13,435	15,025	25,539	38,448	38,251
General and administrative expenses	29,486	37,842	54,956	75,030	79,953
Depreciation and amortization	9,910	13,137	25,066	51,150	54,544

Total expenses	96,473	128,054	202,766	318,118	359,065

Operating income	$44,901	$60,914	$95,956	$122,312	$169,445

Net income	$29,796	$40,192	$56,613	$50,426	$87,633

Earnings per share(1):
Basic	$0.78	$1.00	$1.22	$0.95	$1.65
Diluted	$0.78	$1.00	$1.22	$0.95	$1.65
Dividends per share	$0.06	$0.06	$0.06	$0.06	$0.06
Weighted average shares outstanding(1):
Basic	38,185,473	40,025,643	46,394,614	52,962,646	52,996,660
Diluted	38,339,978	40,188,800	46,518,977	53,049,293	53,076,828

Other Financial Data:
EBITDA(2)	$54,811	$74,051	$121,022	$173,462	$223,989
EBITDA margin	38.8%	39.2%	40.5%	39.4%	42.4%
Capital expenditures	$38,627	$71,858	$126,596	$132,661	$98,379

Selected Operating Data:
Total admissions	1,416,600	1,730,500	2,243,800	3,132,600	3,550,000
Number of grandstand seats(3)	383,000	425,000	850,000	970,000	1,058,000
Number of major motorsports events(4)	20	22	31	51	58

At November 30, 2001

(in thousands)
Balance Sheet Data:
Working capital (deficit)	$(28,471)
Total assets(5)	1,702,146
Long-term debt	402,477
Total debt	411,702
Total shareholders’ equity(5)	1,035,422

(1)	Earnings per share and weighted average share amounts prior to 1998 have been restated as required to comply with Statement of Financial Accounting Standard No. 128. See Note 1 to our audited financial statements included in this prospectus.

(2)	EBITDA means operating income before depreciation and amortization. EBITDA is a measure commonly used by the financial community but is not prepared in accordance with United States generally accepted accounting principles. While many in the financial community consider EBITDA to be an important measure of comparative operating performance, it should be considered in addition to, but not as a substitute for, operating income, net income, cash flows provided by operating activities and other measures of financial performance prepared in accordance with United States generally accepted accounting principles.

(3)	Represents number of grandstand seats at our majority-owned and/or operated major motorsports facilities as of November 30.

(4)	Major events mean our NASCAR Winston Cup, NASCAR Busch Grand National, NASCAR Craftsman Truck, IRL, CART FedEx Championship Series, International Race of Champions and Automobile Racing Club of America at our majority-owned and/or operated motorsports facilities during the period in which they were included in our consolidated earnings.

(5)	Does not reflect the adoption of Statement of Financial Accounting Standard No. 142, which is expected to result in a non-cash after-tax charge of approximately $513.8 million in the first quarter of fiscal 2002. To reflect this charge, total assets and total shareholders’ equity would have been reduced by $584.3 million and $513.8 million, respectively.

RISK FACTORS

      Before you buy any shares of our class A common stock offered by this prospectus, you should be aware that there are various risks, including those described below. You should consider carefully these risk factors together with all of the other information contained in this prospectus and in the documents that are incorporated by reference before you decide to acquire any shares of our class A common stock.

Risks Related To Our Business

Our success depends on our relationships with motorsports sanctioning bodies, particularly NASCAR.

      Our success has been, and is expected to remain, dependent on maintaining good working relationships with the organizations that sanction the races we promote at our facilities, particularly NASCAR, the sanctioning body for NASCAR Winston Cup, NASCAR Busch Grand National and NASCAR Craftsman Truck events. NASCAR-sanctioned races conducted by our wholly-owned subsidiaries accounted for approximately 82% of our total revenues in fiscal 2001.

      Each NASCAR sanctioning agreement is awarded on an annual basis. NASCAR is not required to continue to enter into, renew or extend sanctioning agreements with us to conduct any event. Moreover, although our general growth strategy includes the possible development and/or acquisition of additional motorsports facilities, it cannot be assured that any sanctioning body, including NASCAR, will enter into sanctioning agreements with us to conduct races at any of our newly developed or acquired facilities. Failure to obtain a sanctioning agreement for a major NASCAR event could negatively affect us. Similarly, NASCAR is not obligated to modify its race schedules to allow us to schedule our races more efficiently. By sanctioning an event, NASCAR neither warrants, expressly or by implication, nor takes responsibility for, the success, financial or otherwise, of the sanctioned event or the number or identity of vehicles or competitors participating in the event.

Bad weather could adversely affect us.

      We promote outdoor motorsports events. Weather conditions affect sales of, among other things, tickets, food, drinks and merchandise at these events. Poor weather conditions could have a negative effect on us.

Postponement and/or cancellation of major motorsports events could adversely affect us.

      If an event scheduled for one of our facilities is postponed because of weather or other reasons such as, for example, the general postponement of all major sporting events in this country following the September 11th terrorist attacks, we could incur increased expenses associated with conducting the rescheduled event, as well as possible decreased revenues from tickets, food, drinks and merchandise at the rescheduled event. If such an event is cancelled, we would incur the expenses associated with preparing to conduct the event, as well as losing the revenues, including live broadcast revenues, associated with the event, to the extent such losses were not covered by insurance.

      If a cancelled event is part of the NASCAR Winston Cup Series or NASCAR Busch Grand National Series, we could experience a reduction in the amount of money received from television revenues for all of our NASCAR-sanctioned events in the series that experienced the cancellation. This would occur if, as a result of the cancellation, NASCAR experienced a reduction in television revenues greater than the amount scheduled to be paid to the promoter of the cancelled event, without regard to whether the cancelled event was scheduled for one of our facilities.

Our financial results depend significantly on consumer and corporate spending.

      Our financial success depends significantly upon a number of factors relating to discretionary consumer and corporate spending, including economic conditions affecting disposable consumer income and corporate budgets such as:

•	employment;

•	business conditions;

•	interest rates; and

•	taxation rates.

      These factors can impact both attendance at our events and advertising and marketing dollars available from the motorsports industry’s principal sponsors. There can be no assurance that consumer and corporate spending will not be affected adversely by economic and other lifestyle conditions, thereby impacting our growth, revenue and profitability. General economic conditions were significantly and negatively impacted by the September 11th terrorist attacks and could be similarly affected by any future attacks. A weakened economic and business climate, as well as consumer uncertainty created by such a climate, could adversely affect our financial success.

Certain of our senior executives may have potential conflicts of interest.

      William C. France, our Chairman of the Board and Chief Executive Officer, and James C. France, our President, Chief Operating Officer and one of our directors, control NASCAR. Lesa D. Kennedy, our Executive Vice President and one of our directors, is also a Vice President of NASCAR. Each of them, as well as our general counsel, spends part of his or her time on NASCAR’s business. Each of these individuals spends substantial time on our business and all of our other executive officers are available to us on a substantially full-time basis. Because of these relationships, certain potential conflicts of interest between us and NASCAR exist with respect to, among other things:

•	the terms of any sanctioning agreements that may be awarded to us by NASCAR;

•	the amount of time the employees mentioned above and certain other of our employees devote to NASCAR’s affairs; and

•	the amounts charged or paid to NASCAR for office rental, transportation costs, shared executives, administrative expenses and similar items.

Our success depends on the availability and performance of key personnel.

      Our continued success depends upon the availability and performance of our senior management team, particularly William C. France, James C. France and Lesa D. Kennedy. Each of these individuals possesses unique and extensive industry knowledge and experience. While we believe that our senior management team has significant depth, the loss of any of the individuals mentioned above, or our inability to retain and attract key employees in the future, could have a negative effect on our operations and business plans.

We are controlled by the France family.

      The France family members, together, beneficially own approximately 39.9% of our capital stock and approximately 63.1% of the combined voting power of both classes of our common stock. Accordingly, if members of the France family vote their shares of common stock in the same manner, they can (without the approval of our other shareholders) elect our entire Board of Directors and determine the outcome of various matters submitted to shareholders for approval, including fundamental corporate transactions. If holders of class B common stock other than the France family elect to convert their beneficially owned shares of class B common stock into shares of class A common stock and members of the France family do not convert their shares, the relative voting power of the France family will increase. Voting control by the France family may discourage certain types of transactions involving an actual or potential change in control of us, including transactions in which the holders of class A common stock might receive a premium for their shares over prevailing market prices.

We have a material amount of goodwill which, if it becomes further impaired and we are required to write it down to comply with accounting standards, would adversely affect our financial results.

      In July 2001, the Financial Accounting Standards Board issued Statement of Financial Accounting Standard (“SFAS”) No. 142, “Goodwill and Other Intangible Assets.” Under SFAS 142, goodwill and other intangible assets with indefinite useful lives are no longer amortized to earnings but are reviewed at least annually for impairment at the reporting unit level. Goodwill is the amount by which the cost of an acquisition accounted for using the purchase method exceeds the fair market value of the net assets acquired and is shown as an asset on our balance sheet. We have elected to early adopt SFAS 142 in the first quarter of fiscal 2002 and expect to record a non-cash after-tax charge of approximately $513.8 million as a cumulative effect of change in accounting principle in the first quarter of fiscal 2002. Even after this charge, approximately $92.7 million, or 8.3%, of our total assets as of November 30, 2001, is still represented as goodwill. If in the future the application of the annual test for impairment of goodwill results in a reduction in the carrying value of the goodwill, we will be required to take the amount of the reduction in goodwill as a non-cash charge against operating income, which would also reduce shareholders’ equity.

Our indebtedness could adversely affect our financial condition.

      We have a significant amount of indebtedness. As of and for the fiscal year ended November 30, 2001:

•	our total debt outstanding was approximately $411.7 million;

•	our interest expense was approximately $26.5 million;

•	our total shareholders’ equity was approximately $1.0 billion; and

•	the sufficiency of our earnings available to cover fixed charges was approximately 5.2 to 1.

      As of December 31, 2001, we had approximately $180.0 million of current availability for borrowings under our senior revolving credit facility. This credit facility contains various restrictive covenants. While we believe cash flow from our operations will be sufficient to fund payments required to service our outstanding debt, there can be no assurance that we will always be able to meet such debt service obligations. Should we pursue further development and/or acquisition opportunities, the timing, size and success, as well as associated potential capital commitments of which are unknown at this time, we may need to raise additional capital through debt and/or equity financings. There can be no assurance that adequate debt and equity financing will be available on satisfactory terms. Any failure to service our debt or inability to obtain further financing could have a negative effect on our business and operations.

Government regulation may adversely affect the availability of sponsorships and advertising.

      The motorsports industry generates significant recurring revenue from the promotion, sponsorship and advertising of various companies and their products. Actual or proposed government regulation can impact negatively the availability to the motorsports industry of this promotion, sponsorship and advertising revenue. Advertising by the tobacco and alcoholic beverage industries generally is subject to greater governmental regulation than advertising by other sponsors of our events. In the past few years there were several unsuccessful regulatory attempts to impose restrictions on the advertising and promotion of cigarettes and smokeless tobacco, including sponsorship of motorsports activities. If successfully implemented, these regulatory efforts would have prohibited the present practice of tobacco brand name sponsorship of, or identification with, motorsports events, entries and teams. At this point, the ultimate outcome of these or future government regulatory and legislative efforts to regulate the advertising and promotion of cigarettes and smokeless tobacco is uncertain and the impact, if any, on the motorsports industry or us is unclear.

      In 1999, major United States companies in the tobacco industry entered into various agreements with the Attorneys General of all 50 states to settle certain state-initiated litigation against the tobacco industry. The settlement agreements place various limits on the sponsorship of sports, including motorsports, by the tobacco industry. Among other things, a tobacco manufacturer is limited to a single brand name sponsorship (such as the NASCAR Winston Cup Series) in any twelve-month period and is prohibited from entering into any agreement for naming a stadium or arena using the brand name of a tobacco product. The ultimate effect of these settlement agreements upon us has not been determined. We are unaware of any proposed governmental regulation that would materially limit the availability to motorsports of promotion, sponsorship or advertising revenue from the alcoholic beverage industry. The combined advertising and sponsorship revenue from the tobacco and alcoholic beverage industries accounted for approximately 1.3% of our total revenues in fiscal 2001. In addition, the tobacco and alcoholic beverage industries provide financial support to the motorsports industry through, among other things, their purchase of advertising time, their sponsorship of racing teams and their sponsorship of racing series such as the NASCAR Winston Cup and NASCAR Busch Grand National. Implementation of further restrictions on the advertising or promotion of tobacco or alcoholic beverage products could adversely affect us.

We may be held liable for personal injuries.

      Motorsports can be dangerous to participants and spectators. We maintain insurance policies that provide coverage within limits that we believe should generally be sufficient to protect us from a large financial loss due to liability for personal injuries sustained by persons on our property in the ordinary course of our business. There can be no assurance, however, that the insurance will be adequate or available at all times and in all circumstances. Our financial condition and results of operations could be affected negatively to the extent claims and expenses in connection with these injuries are greater than insurance recoveries.

We operate in a highly competitive environment.

      As an entertainment company, our racing events face competition from other spectator-oriented sporting events and other leisure, entertainment and recreational activities, including professional football, basketball and baseball. As a result, our revenues are affected by the general popularity of motorsports, the availability of alternative forms of recreation and changing consumer preferences. Our racing events also compete with other racing events sanctioned by various racing bodies such as NASCAR, IRL, CART, United States Auto Club, National Hot Rod Association, Sports Car Club of America, Grand American Road Racing Association, Automobile Racing Club of America and others. For example, a promoter is planning to conduct a sports car race in 2002 on a temporary street course in downtown Miami, Florida that will be close in time and place to events conducted at our motorsports facility in the Miami area. We believe that the primary elements of competition in attracting motorsports spectators and corporate sponsors to a racing event and facility are the type and caliber of promoted racing events, facility location, sight lines, pricing and customer conveniences that contribute to a total entertainment experience. Many sports and entertainment businesses have resources that exceed ours.

We may be unable to acquire or develop new motorsports facilities.

      Our ability to acquire or develop motorsports facilities depends on a number of factors, including but not limited to:

•	our ability to obtain additional sanctioning agreements to promote NASCAR Winston Cup, NASCAR Busch Grand National, or other major events at any new facilities;

•	the cooperation of local government officials;

•	our capital resources;

•	our ability to control construction and operating costs; and

•	our ability to hire and retain qualified personnel.

Developing new motorsports facilities is expensive.

      Expenses associated with developing and opening a new facility may negatively affect our financial condition and results of operations in one or more future reporting periods. The cost of developing any new facility will depend on a number of factors, including but not limited to:

•	the facility’s location;

•	the extent of our ownership interest in the facility; and

•	the degree of any municipal or other public support.

      Although we believe that we will be able to obtain financing to fund the development of additional motorsports facilities, we cannot be sure that adequate debt or equity financing will be available on satisfactory terms.

We are subject to environmental and land use laws.

      We believe that our operations are in material compliance with all applicable federal, state and local environmental laws and regulations. Nonetheless, if it is determined that damage to persons or property or contamination of the environment has been caused or exacerbated by the conduct of our business or by pollutants, substances, contaminants or wastes used, generated or disposed of by us, or if pollutants, substances, contaminants or wastes are found on property currently or previously owned or operated by us, we may be held liable for such damage and may be required to pay the cost of investigation and/or remediation of such contamination or any related damage. The amount of such liability as to which we are self-insured could be material. State and local laws relating to the protection of the environment also can include noise abatement laws that may be applicable to our racing events. Changes in the provisions or application of federal, state or local environmental laws, regulations or requirements, or the discovery of previously unknown conditions, also could require us to make additional material expenditures.

      Our development of new motorsports facilities (and, to a lesser extent, the expansion of existing facilities) requires compliance with applicable federal, state and local land use planning, zoning and environmental regulations. Regulations governing the use and development of real estate may prevent us from acquiring or developing prime locations for motorsports facilities, substantially delay or complicate the process of improving existing facilities, and/or increase the costs of any such activities.

Our quarterly results are subject to seasonality and variability.

      We derive most of our income from a limited number of NASCAR-sanctioned races. As a result, our business has been, and is expected to remain, highly seasonal based on the timing of major racing events. For example, one of our NASCAR Winston Cup races is traditionally held on the Sunday preceding Labor Day. Accordingly, the revenues and expenses for that race and/or the related supporting events may be recognized in either the fiscal quarter ending August 31 or the fiscal quarter ending November 30. Further, schedule changes as determined by NASCAR or other sanctioning bodies as well as the acquisition of additional, or divestiture of existing, motorsports facilities could impact the timing of our major events in comparison to prior or future periods.

Risks Related to the Offering

Our dual stock structure, Florida law, our charter provisions and our use of preferred stock may prevent a takeover of our company.

      Holders of our class A common stock have per share voting rights equal to one-fifth (1/5) of the voting rights of holders of class B common stock. One of the principal reasons that we have two classes of common stock with different voting rights is to maintain existing shareholders’ control of ISC. The class A common stock currently represents approximately 14.6% of the combined voting power of both classes of our common stock.

      Certain provisions of Florida law and our Amended and Restated Articles of Incorporation may also deter or frustrate a takeover attempt of our company that a shareholder may consider in its best interest. Among other things:

•	our Articles divide our Board of Directors into three classes, each of which serves for different three-year periods;

•	our Articles provide that special meetings of the shareholders may be called only by the Board of Directors or upon the written demand of the holders of not less than 50% of the votes entitled to be cast at a special meeting; and

•	our Articles establish certain advance notice procedures for nomination of candidates for election as directors and for shareholder proposals to be considered at annual shareholders’ meetings.

      We are also authorized to issue 1 million shares of preferred stock in one or more series. The Board of Directors can fix the terms of such preferred stock without shareholder approval. Such preferred stock can include voting, dividend or liquidation rights that could be greater than or senior to the rights of holders of our common stock. Issuance of shares of preferred stock could also be used as an anti-takeover device. We currently do not intend or plan to issue any such preferred stock.

Many of our shares are eligible for future sale, and such sales could cause the market price of our class A common stock to decline.

      In addition to the shares being sold in this offering, a total of 26,842,272 outstanding shares of our class A and class B common stock are freely tradeable without restriction or further registration under the Securities Act of 1933, as amended. Shares held by persons deemed to be affiliates under the Securities Act, including our officers and directors, as well as our principal stockholders, may not be sold except: (i) pursuant to an effective registration statement under the Securities Act covering the sale of those shares; (ii) in compliance with Rule 144 under the Securities Act; or (iii) pursuant to any other applicable exemption under the Securities Act.

      In addition, our directors and officers, our major shareholders and the selling stockholder have agreed that, for a period of 90 days from the date of this prospectus, subject to certain exceptions, they will not, without the consent of Salomon Smith Barney, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock. The aggregate maximum number of such shares of class A common stock and class B common stock that are subject to these lock-up agreements is approximately 22,989,000. Future sales of substantial amounts of common stock, or the potential for such sales, could adversely affect prevailing market prices.

Our stock price could experience price and volume volatility.

      Our class A common stock is quoted on the Nasdaq National Market, which has experienced and may continue to experience significant price and volume fluctuations which could adversely affect the market price of the class A common stock, without regard to our operating performance. In addition, we believe that the price of the class A common stock could fluctuate substantially based on factors such as:

•	quarterly fluctuations in our financial results;

•	earnings below analyst estimates; and

•	the financial performance and other activities of our sponsors, other motorsports companies and/or other leisure and entertainment companies.

USE OF PROCEEDS

      We will not receive any proceeds from the sale of class A common stock by the selling stockholder.

PRICE RANGE OF CLASS A COMMON STOCK AND DIVIDEND POLICY

      The class A common stock commenced trading on the Nasdaq National Market under the symbol “ISCA” on November 4, 1996. The class B common stock is traded on the OTC Bulletin Board under the symbol “ISCB” and, at the option of the holder, is convertible to class A common stock at any time.

      The reported high and low sales prices or high and low bid information as applicable for each quarter indicated are as follows:

	ISCA		ISCB(1)

	High	Low	High	Low

Year Ended November 30, 1999
First Quarter	$45.88	$34.00	$45.38	$34.00
Second Quarter	56.38	44.00	56.00	44.00
Third Quarter	52.88	46.00	52.00	46.75
Fourth Quarter	71.13	47.38	69.00	47.25
Year Ended November 30, 2000
First Quarter	$65.94	$42.06	$64.25	$42.50
Second Quarter	49.50	40.50	48.00	40.50
Third Quarter	45.75	30.13	45.25	30.00
Fourth Quarter	39.44	32.00	39.00	32.00
Year Ended November 30, 2001
First Quarter	$47.25	$36.25	$47.00	$36.25
Second Quarter	48.00	36.00	47.75	36.00
Third Quarter	44.10	38.38	44.20	38.50
Fourth Quarter	42.67	30.40	42.00	30.60
Year Ending November 30, 2002
First Quarter (through February 7, 2002)	$41.41	$38.41	$41.01	$38.65

(1)	ISCB quotations were obtained from the OTC Bulletin Board and represent prices between dealers and do not include mark-up, mark-down or commission. Such quotations do not necessarily represent actual transactions.

      On February 7, 2002, the closing price of the class A common stock on the Nasdaq National Market was $41.32. As of December 31, 2001, there were approximately 3,400 record holders of class A common stock and approximately 850 record holders of class B common stock.

      Historically, we have paid annual cash dividends on our common stock. Our future declaration and payment of dividends, if any, will depend upon our future earnings, capital requirements and financial condition, as well as other factors our Board of Directors may deem relevant. Accordingly, there can be no assurance that future dividends will be declared.

CAPITALIZATION

      The following table sets forth our capitalization as of November 30, 2001. This table should be read in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and related notes included elsewhere in this prospectus.

November 30, 2001

(in thousands, except share data)
Cash and cash equivalents	$71,004

Long-term debt	$402,477

Total debt (including current maturities)	$411,702
Shareholders’ equity:
Preferred stock, $.01 par value, 1,000,000 shares authorized, no shares issued and outstanding	—
Class A common stock, $.01 par value, 80,000,000 shares authorized, 24,500,608 shares issued and outstanding	245
Class B common stock, $.01 par value, 40,000,000 shares authorized, 28,663,224 shares issued and outstanding	287
Additional paid-in capital	691,670
Retained earnings(1)	346,844
Accumulated other comprehensive loss	(961)
Unearned compensation-restricted stock	(2,663)

Total shareholders’ equity(1)	1,035,422

Total capitalization(1)	$1,447,124

(1)	Balances at November 30, 2001 do not reflect the adoption of Statement of Financial Accounting Standard No. 142, which is expected to result in a non-cash after-tax charge of approximately $513.8 million in the first quarter of fiscal 2002. Had the above table reflected this charge, retained earnings, total shareholders’ equity and total capitalization would have been reduced by this amount.

SELECTED FINANCIAL DATA

      The following table sets forth our selected financial data as of and for each of the five fiscal years in the period ended November 30, 2001. The income statement data for the three fiscal years in the period ended November 30, 2001, and the balance sheet data as of November 30, 2001 and November 30, 2000, have been derived from our audited historical consolidated financial statements included elsewhere in this prospectus, which financial statements have been audited by Ernst & Young LLP, independent certified public accountants, as indicated in their report thereon. The balance sheet data as of November 30, 1999, and the income statement data and the balance sheet data as of and for the fiscal years ended November 30, 1998 and 1997, have been derived from our audited historical consolidated financial statements. You should read the selected financial data set forth below in conjunction with “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and our consolidated financial statements and the accompanying notes included elsewhere in this prospectus.

	For the Year Ended November 30,

	1997	1998	1999	2000	2001

	(in thousands, except per share and selected operating data)
Income Statement Data:
Revenues:
Admissions, net	$69,487	$86,946	$133,897	$192,789	$214,494
Motorsports related income	46,650	71,793	115,570	175,809	238,208
Food, beverage and merchandise income	23,408	28,597	46,668	66,880	70,575
Other income	1,829	1,632	2,587	4,952	5,233

Total revenues	141,374	188,968	298,722	440,430	528,510
Expenses:
Direct expenses:
Prize and point fund monies and NASCAR sanction fees	20,567	28,767	45,615	71,260	87,859
Motorsports related expenses	23,075	33,283	51,590	82,230	98,458
Food, beverage and merchandise expenses	13,435	15,025	25,539	38,448	38,251
General and administrative expenses	29,486	37,842	54,956	75,030	79,953
Depreciation and amortization	9,910	13,137	25,066	51,150	54,544

Total expenses	96,473	128,054	202,766	318,118	359,065

Operating income	44,901	60,914	95,956	122,312	169,445
Interest income	3,196	4,414	8,780	6,156	3,446
Interest expense	(509)	(582)	(6,839)	(30,380)	(26,505)
Equity in net income (loss) from equity investments	366	(905)	(1,819)	(631)	2,935
Minority interest	—	—	(796)	(100)	992
Gain on sale of equity investment	—	1,245	—	—	—
North Carolina Speedway litigation	—	—	—	(5,523)	—

Income before income taxes	47,954	65,086	95,282	91,834	150,313
Income taxes	18,158	24,894	38,669	41,408	62,680

Net income	$29,796	$40,192	$56,613	$50,426	$87,633

Earnings per share(1):
Basic	$0.78	$1.00	$1.22	$0.95	$1.65
Diluted	$0.78	$1.00	$1.22	$0.95	$1.65
Dividends per share	$0.06	$0.06	$0.06	$0.06	$0.06
Weighted average shares outstanding(1):
Basic	38,185,473	40,025,643	46,394,614	52,962,646	52,996,660
Diluted	38,339,978	40,188,800	46,518,977	53,049,293	53,076,828

Other Financial Data:
EBITDA(2)	$54,811	$74,051	$121,022	$173,462	$223,989
EBITDA margin	38.8%	39.2%	40.5%	39.4%	42.4%
Capital expenditures	$38,627	$71,858	$126,596	$132,661	$98,379

Selected Operating Data:
Total admissions	1,416,600	1,730,500	2,243,800	3,132,600	3,550,000
Number of grandstand seats(3)	383,000	425,000	850,000	970,000	1,058,000
Number of major motorsports events(4)	20	22	31	51	58

	For the Year Ended November 30,

	1997	1998	1999	2000	2001

	(in thousands)
Balance Sheet Data (at end of period):
Working capital (deficit)	$(24,976)	$25,514	$(51,897)	$(54,041)	$(28,471)
Total assets(5)	302,823	476,818	1,599,127	1,665,438	1,702,146
Long-term debt	1,007	2,775	496,067	470,551	402,477
Total debt	14,302	3,373	498,722	475,716	411,702
Total shareholders’ equity(5)	209,907	366,855	902,470	950,871	1,035,422

(1)	Earnings per share and weighted average share amounts prior to 1998 have been restated to comply with Statement of Financial Accounting Standard No. 128. See Note 1 to our audited financial statements included in this prospectus.
(2)	EBITDA means operating income before depreciation and amortization. EBITDA is a measure commonly used by the financial community but is not prepared in accordance with United States generally accepted accounting principles. While many in the financial community consider EBITDA to be an important measure of comparative operating performance, it should be considered in addition to, but not as a substitute for, operating income, net income, cash flows provided by operating activities and other measures of financial performance prepared in accordance with United States generally accepted accounting principles.
(3)	Represents number of grandstand seats at our majority-owned and/or operated major motorsports facilities as of November 30.
(4)	Major events mean our NASCAR Winston Cup, NASCAR Busch Grand National, NASCAR Craftsman Truck, IRL, CART FedEx Championship Series, International Race of Champions and Automobile Racing Club of America at our majority-owned and/or operated motorsports facilities during the period in which they were included in our consolidated earnings.
(5)	Does not reflect the adoption of Statement of Financial Accounting Standard No. 142, which is expected to result in a non-cash after-tax charge of approximately $513.8 million in the first quarter of fiscal 2002. To reflect this charge, total assets and total shareholders’ equity would have been reduced by $584.3 million and $513.8 million, respectively.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Results Of Operations

     General

      We derive revenues primarily from (i) admissions to racing events and motorsports activities held at our facilities, (ii) revenue generated in conjunction with or as a result of motorsports events conducted at our facilities, and (iii) catering, concession and merchandising services during or as a result of these events and activities.

      “Admissions” revenue includes ticket sales for all of our racing events and activities at DAYTONA USA. Admissions revenue for motorsports events is recognized upon completion of the related motorsports event.

      “Motorsports related income” primarily includes television, radio and ancillary rights fees, promotion and sponsorship fees, hospitality rentals (including luxury suites, chalets and the hospitality portion of club seating), advertising revenues, royalties from licenses of our trademarks and track rentals. Our revenues from corporate sponsorships are paid in accordance with negotiated contracts, with the identities of sponsors and the terms of sponsorship changing from time to time. We historically negotiated directly with television and cable networks for coverage of substantially all of our televised NASCAR-sanctioned events. Under those arrangements, the event promoter received 100% of the broadcast rights fees for each NASCAR Winston Cup and NASCAR Busch Grand National event and paid 10% of those broadcast rights fees as a component of the sanction fee to NASCAR. The event promoter also paid 25% of those broadcast rights fees as part of awards to the competitors. In fiscal 1999 NASCAR announced it would retain television, radio and all other electronic media rights and negotiate such rights other than radio for the NASCAR Winston Cup Series and NASCAR Busch Grand National Series. Currently, the radio rights to the NASCAR events at our facilities are negotiated by us, and we retain 100% of the revenues. In November 1999 NASCAR reached an agreement on a six-year television contract with NBC Sports and Turner Sports, and an eight-year agreement with FOX and its FX cable network, for the domestic television broadcast rights beginning in 2001. The total domestic television broadcast rights fees for the entire 2001 NASCAR Winston Cup and NASCAR Busch Grand National schedules, including the new events at the Kansas and Chicagoland speedways, were approximately $259 million with scheduled future increases, on average, of approximately 17% through the 2006 season. Under the terms of the new arrangement, NASCAR retains 10% of the gross broadcast rights fees allocated to each NASCAR Winston Cup or NASCAR Busch Grand National event as a component of its sanction fees and remits the remaining 90% to the event promoter. The event promoter continues to pay 25% of the gross broadcast rights fees allocated to the event as part of awards to the competitors.

      “Food, beverage and merchandise income” includes revenues from concession stands, hospitality catering, direct sales of souvenirs, programs and other merchandise and fees paid by third party vendors for the right to occupy space to sell souvenirs and concessions at our facilities.

      “Direct expenses” include (i) prize and point fund monies and NASCAR sanction fees, (ii) motorsports related expenses, which include costs of competition paid to sanctioning bodies other than NASCAR, labor, advertising and other expenses associated with the promotion of our racing events, and (iii) food, beverage and merchandise expenses, consisting primarily of labor and costs of goods sold.

      Our success has been, and is expected to remain, dependent on maintaining good working relationships with the organizations that sanction events at our facilities, particularly with NASCAR, whose sanctioned events at our wholly-owned facilities accounted for approximately 82% of our revenues in fiscal 2001. Further, our future operating results could be adversely impacted by the postponement and/or cancellation of a major motorsports event due to a number of factors, including inclement weather specific to our events or a general postponement and/or cancellation of all major sporting events in this country as occurred following the September 11th terrorist attacks.

      Our consolidated balance sheets include significant amounts of long lived assets and goodwill. Current accounting standards require testing these assets for impairment based on assumptions regarding our future business outlook. While we continue to review and analyze many factors that can impact our business prospects in the future, our analyses are subjective and are based on conditions existing at and trends leading up to the time the assumptions are made. Actual results could differ materially from these assumptions. Our judgments with regard to our future business prospects could impact whether or not an impairment is deemed to have occurred, as well as the timing of the recognition of such an impairment charge.

      Advance tickets sales and event-related revenues for future events are deferred until earned. The recognition of event-related expenses is matched with the recognition of event-related revenues. Revenues and related expenses from the sale of merchandise to retail customers, catalog and internet sales and direct sales to dealers are recognized at the time of sale. We believe that our revenue recognition policies follow guidance issued by the Securities and Exchange Commission in Staff Accounting Bulletin No. 101, “Revenue Recognition in Financial Statements.”

      The following table sets forth, for each of the indicated periods, certain selected income statement data as a percentage of total revenues:

	For the Year Ended November 30,

	1999	2000	2001

Revenues:
Admissions, net	44.8%	43.8%	40.6%
Motorsports related income	38.7	39.9	45.1
Food, beverage & merchandise income	15.6	15.2	13.3
Other income	0.9	1.1	1.0

Total revenues	100.0	100.0	100.0
Expenses:
Direct expenses:
Prize and point fund monies and NASCAR sanction fees	15.3	16.2	16.6
Motorsports related expenses	17.3	18.7	18.6
Food, beverage and merchandise expenses	8.5	8.7	7.3
General and administrative expenses	18.4	17.0	15.1
Depreciation and amortization	8.4	11.6	10.3

Total expenses	67.9	72.2	67.9

Operating income	32.1	27.8	32.1
Interest income (expense) net	0.7	(5.5)	(4.4)
Equity in net income (loss) from equity investments	(0.6)	(0.1)	0.5
Minority interest	(0.3)	—	0.2
North Carolina Speedway litigation	—	(1.3)	—

Income before income taxes	31.9	20.9	28.4
Income taxes	12.9	9.5	11.8

Net income	19.0%	11.4%	16.6%

  Comparison of Fiscal 2001 to Fiscal 2000

      Due to the following factors, our fiscal 2001 results of operations, as well as the margins of certain expenses in relation to certain revenues, are not necessarily comparable to results in fiscal 2000:

•	the increase in television broadcast rights fees, and the related impact on our NASCAR-related direct expenses, as a result of the new television broadcast agreements which began in fiscal 2001 for all NASCAR Winston Cup and NASCAR Busch Grand National events;

•	commencement of motorsports event operations at the Kansas and Chicagoland speedways in fiscal 2001;

•	sale of our Competition Tire subsidiaries in November 2000;

•	the acquisition of the remaining 10% interest we did not already own in Miami in October 2001; and

•	certain schedule changes for motorsports events in fiscal 2001 as compared to fiscal 2000.

      Admissions revenue increased approximately $21.7 million, or 11.3%, in fiscal 2001 as compared to fiscal 2000. The majority of this increase is attributable to new events in 2001, including the inaugural events conducted at Kansas and an inaugural IRL event at Richmond. An increase in the weighted average price of tickets sold and increased seating capacity at other events conducted at Daytona, Talladega and Richmond also contributed to the increase.

      Motorsports related income increased approximately $62.4 million, or 35.5%, in fiscal 2001 as compared to fiscal 2000. Almost three-quarters of this increase is a result of increased television broadcast and ancillary rights fees for NASCAR Winston Cup and NASCAR Busch Grand National events conducted during the year. The remaining increase is primarily attributable to inaugural events at Kansas.

      Food, beverage and merchandise income increased approximately $3.7 million, or 5.5%, in fiscal 2001 as compared to fiscal 2000. The increase is primarily attributable to merchandise sales at the inaugural events conducted at Kansas and Chicagoland, as well as food and beverage sales and catering operations at Kansas. To a lesser extent, increases in catering, food, beverage and merchandise sales at our other events and merchandise sales at the gift shop adjacent to DAYTONA USA also contributed to the increase. These increases are partially offset by a significant decrease in revenues due to the sale of our Competition Tire subsidiaries in November 2000.

      Prize and point fund monies and NASCAR sanction fees increased approximately $16.6 million, or 23.3%, in fiscal 2001 as compared to fiscal 2000. The increase is primarily attributable to the increased television broadcast rights fees for the NASCAR Winston Cup and NASCAR Busch Grand National events conducted during the year, as standard NASCAR sanctioning agreements require that a specified percentage of broadcast rights fees be paid to competitors. The inaugural NASCAR events at Kansas also contributed to the increase. These increases were substantially offset by the reduction in NASCAR sanction fees recognized as expense in accordance with the new broadcast rights agreements previously discussed. Over three-quarters of the increase in fiscal 2001 as compared to fiscal 2000, after normalizing for the previously discussed fiscal 2001 decrease in NASCAR sanction fees recognized as expense under the new broadcast rights agreements, is due to increased prize and point fund monies paid by NASCAR to participants in NASCAR events.

      Motorsports related expenses increased approximately $16.2 million, or 19.7%, in fiscal 2001 as compared to fiscal 2000. The increase is primarily attributable to operating costs associated with the inaugural events conducted at Kansas and Richmond, which include the sanction fees for the non-NASCAR sanctioned events, and, to a lesser extent, increases in personnel and other direct operating costs for other events. Motorsports related expenses as a percentage of combined admissions and motorsports related income decreased from approximately 22.3% in fiscal 2000 to approximately 21.8% in fiscal 2001. This decrease is primarily attributable to increased television broadcast and ancillary rights fees, partially offset by increased operational costs discussed above, as well as by other increases associated with the ongoing expansion of our business.

      Food, beverage and merchandise expenses decreased approximately $197,000, or 0.5%, in fiscal 2001 as compared to fiscal 2000. A significant decrease in expenses is attributable to the sale of our Competition Tire subsidiaries in November 2000. This decrease is substantially offset by the cost of sales and other merchandising expenses associated with our operations at the inaugural events conducted at Kansas and Chicagoland, as well as the ongoing expansion of the food, beverage and merchandise operations. Food, beverage and merchandise expenses as a percentage of food, beverage and merchandise income decreased from approximately 57.5% in fiscal 2000 to approximately 54.2% in fiscal 2001. This decrease is primarily attributable to the sale of our lower margin Competition Tire operations and favorable margins on our inaugural event operations at Kansas. These decreases were partially offset by incremental operating expenses resulting from the ongoing expansion of our food, beverage and merchandising operations.

      General and administrative expenses increased approximately $4.9 million, or 6.6%, in fiscal 2001 as compared to fiscal 2000. The increase is primarily attributable to costs associated with our ongoing business, including the operations of the newly developed Kansas Speedway. This increase is partially offset by lower business expansion and integration expenses associated with previous acquisitions incurred during fiscal 2001 as compared to fiscal 2000, as well as the elimination of expenses related to our Competition Tire subsidiaries, which were sold in November 2000. General and administrative expenses as a percentage of total revenues decreased from approximately 17.0% in fiscal 2000 to approximately 15.1% in fiscal 2001. This decrease is primarily a result of our revenue growth combined with controlling growth in general and administrative expenses.

      Depreciation and amortization expense increased approximately $3.4 million, or 6.6%, in fiscal 2001 as compared to fiscal 2000. The increase is primarily attributable to the completion of the Kansas facility, which opened in June 2001 and was depreciated over the remainder of the fiscal year.

      Interest income decreased by approximately $2.7 million, or 44.0%, in fiscal 2001 as compared to fiscal 2000. The decrease is primarily due to lower average investment balances and, to a lesser extent, lower interest rates in fiscal 2001.

      Interest expense decreased by approximately $3.9 million, or 12.8%, in fiscal 2001 as compared to fiscal 2000. This decrease is attributable to lower average outstanding balances and lower interest rates on our credit facilities in fiscal 2001 as compared to fiscal 2000. This decrease is partially offset by a decrease in interest capitalized on borrowings for the Kansas and Chicagoland speedways, which began operations in the third quarter of fiscal 2001.

      Equity in net income from equity investments represents our pro rata share of the current income from our 37.5% equity investment in Raceway Associates. Raceway Associates owns and operates Route 66 Raceway as well as Chicagoland, which conducted its inaugural events in fiscal 2001.

      The decrease in our effective income tax rate in fiscal 2001, as compared to fiscal 2000, is primarily attributable to the non-deductible portion of the North Carolina Speedway litigation recorded in fiscal 2000 as well as the increase in pretax income in relation to non-deductible goodwill amortization.

      As a result of the foregoing, our net income increased approximately $37.2 million, or 73.8%, in fiscal 2001 as compared to fiscal 2000.

  Comparison of Fiscal 2000 to Fiscal 1999

      On July 26, 1999, we acquired the approximately 88% interest we did not already own in Penske Motorsports. Motorsports facilities acquired in the transaction include Michigan International Speedway in Brooklyn, Michigan; California Speedway in Fontana, California; North Carolina Speedway in Rockingham, North Carolina; and Nazareth Speedway in Nazareth, Pennsylvania. We also acquired Penske Motorsports’ 45% interest in Homestead-Miami Speedway, bringing our ownership in the operations of that facility to 90%, as well as several Penske Motorsports merchandising subsidiaries. In addition, on December 1, 1999 we acquired Richmond International Raceway, which is located approximately ten miles from downtown Richmond, Virginia. The Penske Motorsports and Richmond acquisitions have been accounted for under the purchase method of accounting and, accordingly, the results of their operations, as well as Miami, have been included in our results of operations as of the dates of acquisition.

      In addition to the incremental operating expenses and depreciation and amortization resulting from these transactions, the acquisitions of Penske Motorsports and Richmond resulted in the inclusion of the following additional motorsports events during fiscal 2000 as compared to fiscal 1999:

•	5 NASCAR Winston Cup events;

•	5 NASCAR Busch Grand National events;

•	4 NASCAR Craftsman Truck events; and

•	3 CART FedEx Championship Series events.

      Accordingly, our results of operations, as well as the margins of certain expenses in relation to certain revenues, are not comparable on a period-to-period basis.

      Admissions revenue increased approximately $58.9 million, or 44.0%, in fiscal 2000 as compared to fiscal 1999. Over three-quarters of the increase is a result of the events conducted at our newly acquired facilities during the period in which there were no comparable events in the prior year. The remaining increase is primarily attributable to an increase in seating capacity and attendance, as well as an increase in the weighted average price of tickets sold for certain events at Daytona, Talladega and Michigan.

      Motorsports related income increased approximately $60.2 million, or 52.1%, in fiscal 2000 as compared to fiscal 1999. Over one-half of the increase is a result of the events conducted at our newly acquired facilities during the period in which there were no comparable events in the prior year. The remaining increase is primarily attributable to increased television broadcast rights fees, sponsorships and royalties, advertising, expanded luxury suite and hospitality facilities and other rentals.

      Food, beverage and merchandise income increased approximately $20.2 million, or 43.3%, in fiscal 2000 as compared to fiscal 1999. The increase is primarily attributable to the sales of racing tires, accessories and other merchandise by subsidiaries acquired in the Penske Motorsports acquisition, as well as food, beverage and merchandise operations for events at our newly acquired facilities during the period in which there were no comparable events in the prior year. Increases in food, beverage and merchandise revenues also resulted from increased attendance and seating capacity for certain events at Daytona, Michigan and Talladega. These increases are partially offset by a decrease in revenues from the merchandising subsidiaries acquired in the Penske Motorsports acquisition in which there were no comparable operations during the same period of the prior year and certain special promotions conducted in fiscal 1999 that were not repeated in fiscal 2000.

      Prize and point fund monies and NASCAR sanction fees increased approximately $25.6 million, or 56.2%, in fiscal 2000 as compared to fiscal 1999. Over three-quarters of this increase is attributable to the events conducted at our newly acquired facilities during the period in which there were no comparable expenses in the prior year, as well as the addition of a NASCAR Craftsman Truck event at Daytona in fiscal 2000. The remaining increase is largely attributable to increased television broadcast rights fees for comparable events year-to-year, as standard NASCAR sanctioning agreements require that a specified percentage of broadcast rights fees be paid as part of prize money. Over three-quarters of the increase in fiscal 2000 as compared to fiscal 1999 was due to increased prize and point fund monies paid by NASCAR to participants in NASCAR events.

      Motorsports related expenses increased approximately $30.6 million, or 59.4%, in fiscal 2000 as compared to fiscal 1999. Over three-quarters of the increase is attributable to event and operating expenses at our newly acquired facilities during the period in which there were no comparable expenses in the prior year, which include sanction fees for the CART FedEx Championship Series events and other non-NASCAR events at Michigan, Nazareth and Miami. The remaining increase is primarily due to increases in personnel related costs, non-NASCAR sanction fees, and a wide variety of other operating costs and fan amenities for comparable events year-to-year. Motorsports related expenses as a percentage of combined admissions and motorsports related income increased from 20.7% in fiscal 1999 to 22.3% in fiscal 2000. This increase is primarily attributable to the inclusion of lower margin events in the current year due to the timing of the Penske Motorsports merger in the prior year. The increase was partially mitigated by the favorable margins on the operations of the newly acquired Richmond facility as well as the Speedweeks events at Daytona and certain other of our events and operations.

      Food, beverage and merchandise expenses increased approximately $12.9 million, or 50.5%, in fiscal 2000 as compared to fiscal 1999. Substantially all of the increase is attributable to the product and operating costs related to the sales of racing tires, accessories and other merchandise by subsidiaries acquired in the Penske Motorsports acquisition. To a lesser extent, the increase is due to product and personnel costs for events at our newly acquired facilities during the period in which there were no comparable expenses in the prior year. Food, beverage and merchandise expenses as a percentage of food, beverage and merchandise income increased from 54.7% in fiscal 1999 to 57.5% in fiscal 2000. This margin decrease is primarily due to the lower margin activities of certain merchandising subsidiaries acquired in the Penske Motorsports acquisition during the period in which there were no comparable operations in the prior year.

      General and administrative expenses increased approximately $20.1 million, or 36.5%, in fiscal 2000 as compared to fiscal 1999. Fiscal 1999 general and administrative expenses included a charge of approximately $2.8 million related to the cash portion of the settlement in a certain legal proceeding involving alleged price-fixing activities of ISC and certain subsidiaries in connection with the sale of souvenirs and merchandise. Over three-quarters of the increase, excluding the effects of the prior year charge for the settlement, is due to the general and administrative expenses associated with our newly acquired operations during the period in which there were no comparable expenses in the prior year. The remaining increase is primarily due to increased personnel and other costs associated with the ongoing expansion of our business. General and administrative expenses as a percentage of total revenues decreased from 18.4% in fiscal 1999 to 17.0% in fiscal 2000. This decrease is primarily a result of our revenue growth exceeding general and administrative expense growth combined with the souvenir litigation charge recorded in the prior year.

      Depreciation and amortization expense increased approximately $26.1 million in fiscal 2000 as compared to fiscal 1999. This increase is primarily due to the full year’s depreciation of assets acquired and amortization of goodwill recorded as a result of the Penske Motorsports (which included the consolidation of Miami) and Richmond acquisitions. The remaining increase was a result of the ongoing expansion of our facilities.

      Interest income decreased by approximately $2.6 million in fiscal 2000 as compared to fiscal 1999. This decrease is primarily due to lower average investment balances in the current year.

      Interest expense increased by approximately $23.5 million in fiscal 2000 as compared to fiscal 1999. Interest expense in fiscal 2000 is attributable to interest on the $225 million principal amount of senior notes (“Senior Notes”) issued in October 1999, borrowings under our credit facilities and term loan arrangements and interest on our funding commitment related to the taxable special obligation revenue, or TIF, bonds issued in January 1999 by the Unified Government of Wyandotte County/Kansas City, Kansas (“Unified Government”) to partially fund the Kansas project, net of capitalized interest. Interest expense during fiscal 1999 consisted primarily of (i) interest on the $225 million principal amount of Senior Notes, (ii) borrowings under our revolving credit facility associated with the July 1999 acquisition of Penske Motorsports and (iii) interest on our TIF bond funding commitment, net of capitalized interest.

      Equity in net loss from equity investments represents our pro rata share of the current income and losses from our equity investments. During fiscal 2000, this included our 50% investment in Motorsports Alliance, LLC, which owns the Route 66 Raceway and engaged in the development of Chicagoland. During fiscal 1999, this included our approximately 12% indirect investment in Penske Motorsports and our 45% investment in Miami through the date of the Penske Motorsports acquisition, as well as our 50% investment in Motorsports Alliance.

      Minority interest consists of the 10% interest in Miami that we did not own. On October 1, 2001, we acquired that remaining 10% interest.

      The North Carolina Speedway litigation expense represents the final resolution of the North Carolina Speedway dissenter’s action related to Penske Motorsports’ acquisition of North Carolina in 1997 and includes the judgment and related interest, amounts due non-dissenting former shareholders and related legal fees. The after-tax impact of this expense was approximately $5.2 million.

      The increase in our effective income tax rate during fiscal 2000 as compared to fiscal 1999 is primarily due to the amortization of non-deductible goodwill created in the Penske Motorsports acquisition and the non-deductible portion of the North Carolina Speedway litigation, partially offset by a decrease in our effective rate for certain state income taxes.

      As a result of the foregoing, our net income decreased approximately $6.2 million, or 10.9%, during fiscal 2000 as compared to fiscal 1999.

Liquidity and Capital Resources

General

      We have historically generated sufficient cash flow from operations to fund our working capital needs and capital expenditures at existing facilities, as well as to pay an annual cash dividend. In addition, we have used the proceeds from offerings of our class A common stock and, more recently, the net proceeds from the issuance of Senior Notes, borrowings under our credit facilities and state and local mechanisms to fund acquisitions and development projects. At November 30, 2001, we had $225 million principal amount of Senior Notes outstanding, total borrowings of approximately $113.5 million under our credit facilities and term loan arrangements, and a debt service funding commitment of approximately $68.9 million, net of discount, related to the TIF bonds issued by the Unified Government. We had working capital deficits of approximately $28.5 million and $54.0 million at November 30, 2001 and 2000, respectively.

Cash Flows

      Net cash provided by operating activities was approximately $160.7 million for fiscal 2001, compared to approximately $140.1 million for fiscal 2000. The difference between our net income of approximately $87.6 million and the $160.7 million of operating cash flow was primarily attributable to:

•	depreciation and amortization of $54.5 million;

•	deferred income taxes of $27.2 million;

•	a decrease in inventories, prepaid expenses and other current assets of $3.4 million;

•	$3.2 million in amortization of unearned compensation and financing costs; and

•	an increase in accounts payable and other current liabilities of $1.8 million.

      These differences are partially offset by a decrease in deferred income of $10.6 million, an increase in receivables of $3.2 million and undistributed income from equity investments of $2.9 million.

      Net cash used in investing activities was approximately $72.0 million for fiscal 2001, compared to approximately $99.5 million for fiscal 2000. Our use of cash for investing activities reflects $98.4 million in capital expenditures, $3.9 million to acquire the 10% interest in Miami and $1.5 million to increase our investment in and advances to the Chicagoland project. These uses of cash are partially offset by a $33.9 million decrease in restricted investments related to the development of Kansas Speedway.

      Net cash used in financing activities was approximately $68.3 million for fiscal 2001, compared to approximately $27.8 million for fiscal 2000. Our use of cash for financing activities reflects net payments under credit facilities of $59.0 million, $5.2 million in payments of long-term debt, $3.2 million in cash dividends paid and $1.0 million used to reacquire previously issued common stock.

Capital Expenditures

      Capital expenditures totaled approximately $98.4 million for fiscal 2001, compared to $132.7 million for fiscal 2000. Over 45% of these expenditures were related to the construction of the speedway in Kansas. The remaining capital expenditures were related to expenditures at our previously existing facilities, including increased seating capacity at California, Talladega and Daytona, land purchased for expansion of parking capacity and other uses, as well as a variety of additional improvements.

      We expect to make capital expenditures totaling approximately $35.8 million for approved projects at our facilities, which are expected to be completed within the next twelve months. These projects include acquisition of land for expansion of parking capacity and other uses, paving and for a variety of additional improvements, including the balance of our capital expenditures related to Kansas, which will be funded from restricted investments, as discussed below. We review the capital expenditure program periodically and modify it as required to meet current business needs.

Future Liquidity

      Our $250 million senior revolving credit facility (“Credit Facility”) matures on March 31, 2004, and accrues interest at LIBOR plus 50-100 basis points, based on certain financial criteria. At November 30, 2001, we had borrowings of $70 million outstanding under the Credit Facility.

      Our Miami subsidiary has a $20 million credit facility (“Miami Credit Facility”) and a $23.5 million term loan (“Term Loan”). The Miami Credit Facility and Term Loan are guaranteed by us and have the same interest terms and restrictive covenants as our Credit Facility. The Miami Credit Facility will be automatically reduced to $15.0 million on December 31, 2002 and will mature on December 31, 2004. At November 30, 2001, we had borrowings of $20 million outstanding under the Miami Credit Facility. The Term Loan is payable in annual installments, which range from $4.5 million to $7.0 million. We have an interest rate swap agreement that effectively fixes the floating rate on the outstanding balance under the Term Loan at 5.60% plus 50-100 basis points, based on certain consolidated financial criteria, for the remainder of the loan period.

      Our $225 million principal amount of unsecured Senior Notes bears interest at 7.875% and ranks equally with all of our other senior unsecured and unsubordinated indebtedness. The Senior Notes require semi-annual interest payments through maturity on October 15, 2004. The Senior Notes may be redeemed in whole or in part, at our option, at any time or from time to time at a redemption price as defined in the indenture. In December 2001, we entered into an interest rate swap agreement to manage interest rate risk exposure on $100 million of the $225 million principal amount of Senior Notes. Under this agreement, we receive fixed rate amounts in exchange for floating rate interest payments over the life of the agreement without an exchange of the underlying principal amount. The interest rate swap effectively modifies our exposure to interest risk by converting $100 million of the 7.875% fixed-rate Senior Notes to a floating rate based on six-month LIBOR in arrears plus a spread. The agreement is deemed to be a perfectly effective fair value hedge and therefore qualifies for the “shortcut” method of accounting under SFAS No. 133, Accounting for Derivative Instruments and Hedging Activities. As a result, no ineffectiveness is expected to be recognized in our earnings associated with the interest rate swap agreement.

      In January 1999, the Unified Government issued approximately $71.3 million in TIF bonds and approximately $24.3 million in sales tax special obligation revenue (“STAR”) bonds, in connection with the financing of the construction of Kansas. The STAR bonds will be retired with state and local taxes generated within the project’s boundaries and are not our obligation. The TIF bonds are comprised of a $21.6 million, 6.15% term bond due December 1, 2017 and a $49.7 million, 6.75% term bond due December 1, 2027. The TIF bonds are repaid by the Unified Government, with payments made in lieu of property taxes (“Funding Commitment”) by our wholly-owned subsidiary, Kansas Speedway Corporation, which granted a mortgage and security interest in the Kansas project for its Funding Commitment obligation. In addition, the then unexpended portion of Kansas Speedway Corporation’s initial equity commitment of approximately $77.9 million, along with the net TIF and STAR bond proceeds, were deposited into trustee administered accounts for the benefit of the construction of the Kansas facility. At

November 30, 2001, the unexpended portion of our equity contribution recorded as Restricted Investments totaled approximately $1.3 million. Kansas, which was awarded a NASCAR Winston Cup, a NASCAR Busch Grand National, a NASCAR Craftsman Truck, an IRL and an Automobile Racing Club of America RE/MAX Series event for its inaugural season, successfully commenced motorsports operations in mid-2001.

      We are a member of Motorsports Alliance (owned 50% by us and 50% by Indianapolis Motor Speedway Corp.), which owns 75% of Raceway Associates. Raceway Associates owns Route 66 Raceway and also owns 930 adjacent acres on which it developed Chicagoland. The Chicagoland development was financed through equity contributions of approximately $50 million from Motorsports Alliance and approximately $50 million in borrowings by Raceway Associates. The members of Motorsports Alliance have agreed to guarantee up to $50 million in borrowings by Raceway Associates on a pro rata basis until such time as the operations of Raceway Associates meet certain financial criteria. In December 1999 the City of Joliet, Illinois sold approximately $9 million in 6.75% municipal bonds (which are to be repaid by Raceway Associates through property tax assessments over twelve years) to help fund a portion of the project costs that relate to public infrastructure for the superspeedway development project. The additional project costs in excess of $109 million were funded from advance sales for events at Chicagoland and by the members of Raceway Associates on a pro rata basis during the construction period. Through November 30, 2001, we had contributed approximately $35.2 million to Motorsports Alliance, including $25 million which has fulfilled our portion of Motorsports Alliance’s $50 million equity commitment and $6.9 million in approved advances. At November 30, 2001, Raceway Associates had borrowed approximately $47.8 million for the Chicagoland construction under the arrangement discussed above, which is currently guaranteed by the members of Motorsports Alliance. Chicagoland, which was awarded a NASCAR Winston Cup, a NASCAR Busch Grand National, an IRL and an Automobile Racing Club of America RE/ MAX series event for its inaugural season, successfully commenced motorsports operations in July 2001.

      We acquired the remaining 10% interest we did not already own in Miami on October 1, 2001 for $3.9 million. As predetermined in the July 1997 purchase agreement when we acquired our initial 40% interest in Miami, the purchase price was based on 10% of the negotiated facility valuation as of July 1997, plus interest. The acquisition was accounted for under the purchase method of accounting.

      During fiscal 1999, we announced our intention to search for a site for a major motorsports facility in the New York metropolitan area. In January 2000, we announced that, through a wholly-owned subsidiary, we had entered into an exclusive agreement with the New Jersey Sports and Exposition Authority to conduct a feasibility study on the development of a motorsports facility at the Meadowlands Sports Complex in New Jersey. The original agreement for the feasibility study was extended and now will expire in April 2002. The Meadowlands Sports Complex, located five miles west of the Lincoln Tunnel, is the site of Giants Stadium, Continental Airlines Arena and Meadowlands Racetrack and is the home of professional sports franchises, horse racing, college athletics, concerts and family shows. We have not yet determined the feasibility of the Meadowlands (or any other) site, formulated an estimate of the costs to construct a major motorsports facility in the New York metropolitan area, or established a timetable for completion, or even commencement, of such a project.

      Our cash flow from operations consists primarily of ticket, catering and concession sales and contracted revenues arising from television broadcast rights and marketing partnerships. While we expect our strong operating cash flow to continue in the future, our financial success depends significantly on a number of factors relating to consumer and corporate spending, including economic conditions affecting disposable consumer income and corporate budgets such as employment, business conditions, interest rates and taxation rates. These factors can impact both attendance at our events and advertising and marketing dollars available from the motorsports industry’s principal sponsors. In addition, consumer and corporate spending could be adversely affected by economic, security and other lifestyle conditions, resulting in lower than expected future operating cash flows. General economic conditions were significantly and negatively impacted by the September 11th terrorist attacks and could be similarly affected by any future attacks or fear of such attacks or acts of war. While a weakened economic and business climate, as well as consumer uncertainty created by such a climate, could adversely affect our financial success, we believe that cash flow from operations, along with existing cash and available borrowings under our credit facilities, will be sufficient to fund:

•	operations and approved capital projects at existing facilities for the foreseeable future;

•	payments required in connection with the funding of the Unified Government’s debt service requirements related to the TIF bonds; and

•	payments related to our existing debt service commitments.

      We intend to pursue further development and/or acquisition opportunities (including the possible development of new motorsports facilities in Denver and the New York metropolitan area) the timing, size and success, as well as associated potential capital commitments of which, are unknown at this time. Accordingly, a material acceleration in our growth strategy could require us to obtain additional capital through debt and/or equity financings. Although there can be no assurance, we believe that adequate debt and equity financing will be available on satisfactory terms.

Future Trends in Operating Results

      An important component of our operating strategy has been our long-standing practice of focusing closely on supply and demand regarding additional capacity at our facilities. We continually evaluate the demand for our most popular racing events in order to ensure that additional capacity provides an acceptable rate of return on invested capital. Through prudent expansion, we have historically been able to keep demand at a higher level than supply, which stimulates ticket renewals and advance sales. This results in earlier cash flow and reduces the potential negative impact of actual and forecasted inclement weather on ticket sales. While we will join with sponsors and offer promotions to generate additional ticket sales, we avoid rewarding last-minute ticket buyers by discounting tickets. We believe it is more important to encourage advance ticket sales and maintain price integrity to achieve long-term growth than to recognize short-term incremental revenue. Based on the current state of the economy and our desire to keep demand at a higher level than supply, we do not anticipate adding to our grandstand seating capacity during 2002 and foresee only modest increases in the weighted average ticket prices for our events. We will continue to annually evaluate expansion opportunities, as well as the pricing of our tickets and other products. Over the long term, we plan to continue to expand capacity at our speedways.

      Fiscal 2001 is our first year under NASCAR’s multi-year consolidated television broadcast rights agreements with NBC Sports, Turner Sports, FOX and its FX cable network. These agreements cover the domestic broadcast of NASCAR’s entire Winston Cup and Busch Grand National racing seasons from 2001 through 2006. As a result, our television broadcast and ancillary rights revenues increased approximately 84% in fiscal 2001 as compared to fiscal 2000. We expect media rights revenues, as well as certain variable costs, to continue to increase based on NASCAR’s announcement that the annual increase in the domestic television rights fees will range between 15% and 21% from 2001 through 2006, with an average increase of 17%. The increase for fiscal 2002 is expected to be approximately 15%.

      Current economic conditions may make it more difficult in the short term to increase our revenues from corporate marketing partnerships than it has been in recent years. However, we believe that our presence in key markets and impressive portfolio of events are beneficial as we continue to pursue existing and new corporate marketing partners. We believe that revenues from our corporate marketing partnerships will continue to grow over the long term.

      In the third quarter of fiscal 2001, we completed the development of and commenced racing operations at our Kansas facility and the Chicagoland facility, in which we have a 37.5% interest. Both facilities hosted inaugural schedules featuring major NASCAR, IRL and Automobile Racing Club of America events and sold all of their grandstand seats as season ticket packages. Due to the fact that both facilities opened in mid-2001, they were only depreciated for half of the year in fiscal 2001, while they will be depreciated for a full year in future periods. In addition, certain operating and general expenses that were only incurred for a partial year in fiscal 2001 will be incurred by these facilities for a full year in fiscal 2002. Further, while we capitalized approximately $6.3 million in interest for the Kansas and Chicagoland projects through their completion in mid-2001, we do not anticipate that a significant amount of our interest expense will be capitalized in fiscal 2002. While we expect that the fiscal 2002 results for Kansas and Chicagoland will improve over the fiscal 2001 results on a pro forma basis, we expect the actual results reported will decline, impacting both expenses from Kansas and our pro rata share of the income from our investment in Raceway Associates, which owns and operates Chicagoland.

      As a result of our merger with Penske Motorsports in July 1999, we recorded a significant amount of goodwill that was not deductible for tax purposes. The amortization of this non-deductible goodwill in our financial statements resulted in a significant increase in our effective income tax rate subsequent to the merger. As a result of our early adoption of Statement of Financial Accounting Standard No. 142, goodwill will no longer be amortized for financial reporting purposes. As a result, our effective tax rate is expected to decrease in fiscal 2002.

Inflation

      We do not believe that inflation has had a material impact on our operating costs and earnings.

Recent Accounting Pronouncements

      In July 2001, the FASB issued SFAS No. 141, “Business Combinations.” SFAS No. 141 supercedes prior guidance and requires that all business combinations in the scope of this statement be accounted for using the purchase method. The provisions of this statement apply to all business combinations initiated after June 30, 2001, as well as all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001 or later. We adopted this statement as required on July 1, 2001 and it did not have a material affect on our financial statements.

      In July 2001, the FASB also issued SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 supercedes prior guidance and requires that goodwill no longer be amortized to earnings, but instead be annually reviewed for impairment. The impairment test under SFAS No. 142 is based on a two-step process involving (i) comparing the estimated fair value of the related reporting unit to its net book value, and (ii) comparing the estimated implied fair value of goodwill to its carrying value. We have elected to early adopt SFAS No. 142 in the first quarter of 2002. Accordingly, we will not record amortization expense of approximately $18.4 million, or approximately $0.30 per diluted share, in fiscal 2002 based on the level of goodwill as of November 30, 2001. In addition, based on an independent appraisal firm’s valuation of each reporting unit’s fair value using discounted cash flows, which reflect changes in certain assumptions since the date of the acquisitions, and the identification of qualifying intangibles, we expect to record a non-cash after-tax charge of $513.8 million as a cumulative effect of change in accounting principle for the write-off of goodwill in the first quarter of 2002.

      The write-off of goodwill results from the use of discounted cash flows in assessment of fair value for each reporting unit as required by SFAS No. 142 and the fact that certain acquired intangible assets were not reclassified and accounted for apart from goodwill upon transition to SFAS No. 142. In addition, FASB Staff Announcement Topic No. D-100 states that the transition provisions do not allow entities to “carve-out” from goodwill any intangible assets not identified and measured at fair value in the initial rendering of a business combination and subsequently accounted for separately from goodwill. At the date of the acquisitions, we recognized our relationships with multiple sanctioning bodies, including NASCAR, CART and IRL evidenced by the sanction agreement assets, and goodwill, as a single asset labeled “Goodwill.” We amortized the combined assets over their estimated useful lives of 40 years. According to SFAS No. 142, the goodwill impairment loss is measured as the excess of the carrying amount of goodwill (which included the carrying amount of the acquired intangible assets) over the implied fair value of goodwill (which excludes the fair value of the acquired intangible assets). Thus, the measured goodwill impairment loss was substantially larger than it would have been had the acquired intangible assets initially been recognized apart from goodwill.

MOTORSPORTS INDUSTRY OVERVIEW

      The motorsports industry consists of several distinct categories of auto racing, each with its own organizing body and sanctioned racing events. The Federation Internationale de l’Automobile, or FIA, based in Paris, France, is a worldwide governing body for auto racing, with representative members in more than 100 countries. The FIA’s United States representative is the Automobile Competition Committee of the United States, which in turn consists of the following eight-member sanctioning organizations:

NASCAR	National Association for Stock Car Auto Racing
IRL	Indy Racing League
CART	Championship Auto Racing Teams
Grand Am	Grand American Road Racing Association
NHRA	National Hot Rod Association
PSCR	Professional Sports Car Racing
SCCA	Sports Car Club of America
USAC	United States Auto Club

      Motorsports is among the most popular and fastest growing spectator sports in the United States, with annual attendance at all U.S. motorsports events exceeding 17 million people. The NASCAR Winston Cup, NASCAR Busch Grand National and NASCAR Craftsman Truck events, each sanctioned by NASCAR, and open-wheel events sanctioned by IRL and CART are generally the most popular motorsports events in the United States. We derived approximately 82% of our 2001 revenues from NASCAR-sanctioned racing events at our wholly-owned facilities.

      Among all major U.S. professional sports, NASCAR Winston Cup events have experienced the greatest increase in spectator attendance, growing at a compound annual rate of 7% from 1991 to 2001. Average household television viewership for the 2001 NASCAR Winston Cup increased more than 36% over the prior year. More than 280 million television viewers watched NASCAR Winston Cup televised events in 2001, up 54% from the previous year. The demographic numbers showed a 29% increase in male viewers ages 18 to 34, and a 34% increase in male viewers ages 18 to 49. In addition, a significant milestone was reached with the airing of Talladega’s EA Sports 500. The race’s 4.8 Nielsen rating, representing 8 million viewers, was the highest national rating ever for an auto race that was broadcast in direct television competition with professional football.

Economics of Auto Racing

      Motorsports events generally are heavily promoted, with a number of supporting events surrounding each main race event. Examples of supporting events include secondary races, qualifying time trials, practice sessions, driver autograph sessions, automobile and product expositions, catered parties and other related events which are all designed to maximize the spectators’ overall entertainment experience and enhance the value to sponsors. The primary participants in the business of auto racing are sanctioning bodies, spectators, track operators, sponsors, major automobile manufacturers, drivers and crew members, team owners and vendors of officially licensed merchandise.

     Sanctioning Bodies

      Sanctioning bodies such as NASCAR and IRL sanction events at various race venues in exchange for fees from track operators. Sanctioning bodies are responsible for all aspects of race management necessary to conduct the event. They are responsible for regulating racing cars, drivers and teams and providing officials to ensure fair competition, as well as administering the race and series purses and other prize payments.

     Spectators

      Motorsports is among the most watched sports worldwide and is among the fastest growing spectator sports in the United States. Annual attendance at all U.S. motorsports events exceeds 17 million people. We believe that the profile of the growing base of spectators, including demographics such as household income, education, gender and age, has considerable appeal to the primary participants in the business of auto racing.

     Track Operators

      Track operators such as ISC market and promote events at their facilities. Their principal revenue sources generally include admissions, television, radio and ancillary rights fees, promotion and sponsorship fees, the sale of merchandise, food and beverage concessions, hospitality fees paid for catering receptions and private parties, luxury suite and hospitality village rentals, parking, and advertising on track signage and in souvenir racing programs. Sanction agreements require race track operators to pay fees for each sanctioned event conducted, including sanction fees and prize and championship point money.

     Sponsors

      Drawn to the sport by its attractive demographics and the strong brand loyalty of the fans, sponsors are active in all aspects of auto racing. In addition to directly supporting racing teams through the funding of certain costs of their operations, sponsors support track operators by paying fees associated with the naming of events such as the Pepsi 400 at Daytona, the Pontiac Excitement 400 or the EA Sports 500. In addition, premier racing events such as the Daytona 500 frequently have multiple official corporate sponsors. Sponsors negotiate to receive specified advertising exposure through television and radio coverage, newspapers, race programs, brochures and advertising at the track on the day of the race. Finally, sponsors pay fees to track operators for the use of intellectual properties to promote the sponsor’s association with an event and drive retail sales.

     Major Automobile Manufacturers

      Major automobile manufacturers, including General Motors, Ford, and Chrysler, play a key role in the success of the sport by providing financial support to drivers, teams and track operators; technological support in the form of research and development; and exposure for the sport through advertising and dealer promotion.

     Drivers and Crew Members

      The majority of drivers contract independently with team owners; however, some drivers own their teams. Drivers receive income from contracts with team owners, sponsorship fees and prize money. Drivers may also receive income from personal endorsement and merchandise licensing fees. The success and personality of a driver is an important marketing advantage because it can help attract corporate sponsorships and generate sales for vendors of officially licensed merchandise, including ISC. The efforts of each driver are supported by a number of other crew members, all of whom are supervised by a crew chief or team manager.

     Team Owners

      Team owners generally bear the financial risk of placing their teams in competition. They contract with drivers, acquire racing vehicles and support equipment, hire pit crews and mechanics, and arrange sponsorship of their teams. Team owners generally receive income principally from sponsorships and prize money.

     Merchandise Vendors

      The growing popularity of motorsports events, combined with the demographics of the spectators, has resulted in substantial revenue growth for vendors of officially licensed racing-related merchandise. For example, sales of apparel, souvenirs, collectibles and other merchandise licensed by NASCAR, drivers, teams and track operators have climbed from approximately $80 million in 1990 to approximately $1.3 billion in 2000.

NASCAR

      The largest auto racing category in the United States, in terms of attendance, media exposure and sponsorships, is stock car racing. Stock car racing utilizes equipment similar in appearance to standard passenger automobiles. Stock car races are conducted on oval tracks, including short tracks of one-half mile or less in length, intermediate tracks between one-half mile and one mile in length or superspeedways of one mile or greater in length, and permanent road courses. The most prominent sanctioning body in stock car racing is NASCAR, based on such factors as geographic presence and number of members, series and sanctioned events.

      Professional stock car racing developed in the southeastern United States in the 1930’s. It began to mature in 1947 when William H.G. France (the father of both our Chairman and President) organized NASCAR. The first NASCAR-sanctioned race was held in 1948 in Daytona Beach, Florida. In 1959, we completed construction of Daytona International Speedway and promoted the first Daytona 500. The motorsports industry began to gather momentum in the mid-1960’s, when major North American automobile and tire manufacturers first offered engineering and financial support. Evolving from the NASCAR Grand National Series which began in 1950, in the early 1970’s NASCAR created the NASCAR Winston Cup Series. In 2002, this premier series will consist of 39 televised events, including three non-championship point events, at 23 tracks operating in 19 states. No track currently promotes more than two NASCAR Winston Cup championship point events. The following table shows the 2002 NASCAR Winston Cup schedule (events held at facilities operated by us or in which we have a financial interest are noted in bold):

2002 NASCAR Winston Cup Schedule

Television
Date	Facility	Network

Feb 10*	Daytona International Speedway	TNT
Feb 14*	Daytona International Speedway	TNT
Feb 17	Daytona International Speedway	NBC
Feb 24	North Carolina Speedway	FOX
Mar 3	Las Vegas Motor Speedway	FOX
Mar 10	Atlanta Motor Speedway	FOX
Mar 17	Darlington Raceway	FOX
Mar 24	Bristol Motor Speedway	FOX
Apr 7	Texas Motor Speedway	FOX
Apr 14	Martinsville Speedway	FX
Apr 21	Talladega Superspeedway	FOX
Apr 28	California Speedway	FOX
May 4	Richmond International Raceway	FX
May 18*	Lowe’s Motor Speedway	FX
May 26	Lowe’s Motor Speedway	FOX
Jun 2	Dover Downs International Speedway	FX
Jun 9	Pocono Raceway	FOX

Television
Date	Facility	Network

Jun 16	Michigan International Speedway	FOX
Jun 23	Sears Point Raceway	FOX
Jul 6	Daytona International Speedway	FOX
Jul 14	Chicagoland Speedway	NBC
Jul 21	New Hampshire International Speedway	TNT
Jul 28	Pocono Raceway	TNT
Aug 4	Indianapolis Motor Speedway	NBC
Aug 11	Watkins Glen International	NBC
Aug 18	Michigan International Speedway	TNT
Aug 24	Bristol Motor Speedway	TNT
Sep 1	Darlington Raceway	TNT
Sep 7	Richmond International Raceway	TNT
Sep 14	New Hampshire International Speedway	NBC
Sep 22	Dover Downs International Speedway	TNT
Sep 29	Kansas Speedway	NBC
Oct 6	Talladega Superspeedway	NBC
Oct 13	Lowe’s Motor Speedway	NBC
Oct 20	Martinsville Speedway	NBC
Oct 27	Atlanta Motor Speedway	NBC
Nov 3	North Carolina Speedway	TNT
Nov 10	Phoenix International Raceway	NBC
Nov 17	Homestead-Miami Speedway	NBC

*	Represent non-championship point events

      NASCAR also sanctions various other racing events and series, including the NASCAR Busch Grand National Series and NASCAR Craftsman Truck Series. In 2002, 34 NASCAR Busch Grand National events will be promoted at 26 tracks in 23 states. Many track operators, including us, host a NASCAR Busch Grand National or NASCAR Craftsman Truck event in conjunction with a NASCAR Winston Cup event in order to boost overall attendance for a race weekend. Including our indirect interest in Chicagoland, we have sanctioning agreements for 16 NASCAR Busch Grand National events in 2002, all of which are scheduled to be televised on FOX, NBC, TNT or FX. In 2002, 23 NASCAR Craftsman Truck events are scheduled to be promoted at 22 tracks in 18 states. We have sanctioning agreements for eight Craftsman Truck races in 2002, all of which are scheduled to be televised on ESPN or ESPN2.

Electronic Media Rights

      Historically, track operators negotiated directly with television and cable networks for coverage of substantially all of the televised NASCAR-sanctioned events held at their facilities. In February 1999, NASCAR announced it would retain television, radio and all other electronic media rights and negotiate such rights other than radio for the NASCAR Winston Cup and NASCAR Busch Grand National series events. In November 1999, NASCAR reached an agreement on a six-year television contract with NBC Sports and Turner Sports, and an eight-year agreement with FOX and its FX cable network, for the domestic television broadcast rights beginning in 2001. Under these agreements, the NASCAR Winston Cup and NASCAR Busch Grand National events at Daytona will alternate between FOX and NBC annually. The remainder of the events will be split between the broadcasters, with FOX and FX broadcasting the first half of the season and NBC and Turner Broadcasting the second half.

      In addition to generating substantially higher rights fees, these agreements are expected to create significant indirect benefits for the industry that will help drive future growth. For example, network event coverage increased significantly during 2001, when approximately 70% of the NASCAR Winston Cup events were scheduled on network broadcasts compared to approximately 30% during the previous year. This resulted in additional viewers and exposure for the sport, as network broadcasts offer the opportunity to reach significantly more households than cable broadcasts.

      Prior to 2001, NASCAR Winston Cup and NASCAR Busch Grand National events were broadcast by as many as six different network and cable operators each year. This resulted in little promotion by the broadcasters and lack of continuity in race coverage. FOX, NBC and their respective cable partners began actively promoting their involvement beginning with the 2001 season through advertising and support programming, as well as working together to improve race coverage and provide continuity of coverage throughout the season. This is creating additional exposure for the sport and is expected to help drive future growth.

IRL and CART

      Internationally, the most recognized form of auto racing is open-wheel racing. In the United States, the most established open-wheel racing series are sanctioned by IRL and CART.

      IRL was formed in 1995 to sanction a U.S.-based open-wheel series on oval courses and began racing in 1996. In 2002, the IRL schedule features 15 races, including the Indianapolis 500, one of the world’s most prestigious motorsports events. IRL also owns and sanctions the Indy Racing Infiniti Pro Series, a developmental series for IRL. In fiscal 2002, we will promote eight IRL races. We believe IRL’s long-term business plan of growing a domestic oval-based racing series favorably complements our business.

      CART was formed in 1978 and sanctions the CART FedEx Championship Series, which in 2002 is scheduled to consist of 19 races in seven countries. CART events are typically staged on three different types of tracks — ovals, temporary street courses and permanent road courses. CART also owns and sanctions the Toyota Atlantic Championship Series, a developmental series for the CART FedEx Championship Series. In 2002, we will promote one CART FedEx Championship race, at California.

Other Sanctioning Bodies

      Although NASCAR is the most prominent sanctioning body, a number of other organizations also sanction stock car races, including the Automobile Racing Club of America. Including events at Chicagoland, in 2002, we are scheduled to promote five Automobile Racing Club of America races and three of the four races in the International Race of Champions series, in which a select field of drivers from different motorsports disciplines compete in equally prepared vehicles. Other examples of motorsports events and their sanctioning bodies include:

•	Formula One open-wheel races held on road courses in several countries and sanctioned by the FIA;

•	sports car races held on road courses and temporary street courses and sanctioned in the United States by Grand Am, American LeMans and SCCA;

•	motorcycle races sanctioned by the American Motorcyclist Association;

•	drag strip races sanctioned in the United States by NHRA and International Hot Rod Association; and

•	go-kart races sanctioned by the World Karting Association.

BUSINESS

      We are a leading promoter of motorsports entertainment activities in the United States. We own and/or operate twelve of the nation’s major motorsports facilities:

•	Daytona International Speedway in Florida;

•	Talladega Superspeedway in Alabama;

•	Michigan International Speedway in Michigan;

•	Richmond International Raceway in Virginia;

•	California Speedway in California;

•	Kansas Speedway in Kansas;

•	Phoenix International Raceway in Arizona;

•	Homestead-Miami Speedway in Florida;

•	North Carolina Speedway in North Carolina;

•	Darlington Raceway in South Carolina;

•	Watkins Glen International in New York; and

•	Nazareth Speedway in Pennsylvania.

      In addition, Raceway Associates, in which we hold a 37.5% indirect equity interest, owns and operates two nationally recognized major motorsports facilities in Illinois:

•	Chicagoland Speedway; and

•	Route 66 Raceway.

      In 2001, these motorsports facilities promoted well over 100 stock car, open-wheel, sports car, truck, motorcycle and other racing events, including:

•	20 NASCAR Winston Cup events;

•	16 NASCAR Busch Grand National events;

•	8 NASCAR Craftsman Truck events;

•	5 IRL events;

•	3 CART FedEx Championship Series events;

•	2 NHRA national events;

•	the premier sports car endurance event in the United States (the Rolex 24 at Daytona sanctioned by Grand Am); and

•	a number of prestigious motorcycle races.

      Our business consists principally of racing events at these major motorsports facilities, which, in total, currently have more than 1 million grandstand seats. We generate revenue primarily from admissions, television, radio and ancillary rights fees, promotion and sponsorship fees, hospitality rentals (including luxury suites, chalets and the hospitality portion of club seating), advertising revenues, royalties from licenses of our trademarks and track rentals, as well as from catering, merchandise and food concession services at most of our facilities. We also own and operate MRN Radio, the nation’s largest independent sports radio network and DAYTONA USA — The Ultimate Motorsports Attraction, a motorsports-themed entertainment complex and the Official Attraction of NASCAR.

      We have grown significantly in recent years through both internal and external initiatives. From fiscal 1997 through fiscal 2001, our revenues increased from $141.4 million to $528.5 million, a CAGR of 39%. In particular, our motorsports related income increased from 33.0% of our total revenues in fiscal 1997 to 45.1% in fiscal 2001, or at a CAGR of 50%. Over the same period, our EBITDA increased from $54.8 million to $224.0 million, a CAGR of 42%, and our EBITDA margin increased from 38.8% in fiscal 1997 to 42.4% in fiscal 2001. We remain focused on several growth opportunities, including maximizing our media income and exposure and developing long-term marketing partnerships, which should enable us to enhance our leadership position in the motorsports entertainment industry.

Business Strengths

      We have experienced significant growth in recent years, which we believe is attributable to the following strengths of our business:

A Leader in Motorsports Entertainment and the Largest NASCAR Promoter

      Our main focus has been driving revenue growth by creating a strong network of facilities across the country. We own, operate and/or have a material interest in 14 major motorsports facilities that, in total, have more than 1 million grandstand seats and are located in six of the nation’s top ten media markets. Nearly 80% of the country’s population is located within the primary trading areas, a 400-mile radius, of our facilities. We promote major events in every month of the racing season — more than any other motorsports promoter. Collectively, these 14 facilities are scheduled to promote well over 100 motorsports events during the 2002 racing season, including 20 NASCAR Winston Cup races — 51% of the 2002 NASCAR Winston Cup schedule, including non-championship point events.

Long-Term Affiliation with the Motorsports Industry and NASCAR

      Members of the France family have been involved in senior management positions with us since our formation in 1953. We believe that the France family’s extensive network of contacts in the motorsports industry, as well as their reputation as a long-term steward of the sport, enhances our ability to pursue new market and other growth opportunities. We also believe that the France family’s long-standing involvement with us has provided a number of other significant advantages, including a reduced risk of disruption in our operating policies and long-range strategies, which, in turn, provides an assurance of continuity to employees, sponsors, sanctioning bodies and other entities that enter into commitments or relationships with us. Moreover, our experience and expertise extend beyond stock car racing to a wide variety of other motorsports disciplines, including open-wheel, sports cars and motorcycles. In addition, the France family has been instrumental in the development of the nation’s motorsports industry through their organization, continued management and ownership of NASCAR, which, in turn, has been influential in the growth and development of both our operations and professional stock car racing generally.

      NASCAR, all of whose voting capital stock is beneficially owned by William C. France and James C. France (and their spouses), our principal shareholders, is widely recognized as the premier official sanctioning body of professional stock car racing in the United States. NASCAR sanctions all races that constitute the NASCAR Winston Cup, NASCAR Busch Grand National and NASCAR Craftsman Truck series as well as a number of other racing series and events. We derived approximately 82% of our 2001 revenues from NASCAR-sanctioned racing events at our wholly-owned facilities.

Proven Ability to Capitalize on Marketing Opportunities

      In order to maximize the exposure from advertising and promotions and to increase per capita spending from our customers, we pursue a fully integrated marketing strategy that includes sponsorships, advertising, promotion, licensing and individual consumer initiatives. We believe it is important to market our racing events, facilities and trademarks to both corporate and individual customers. Our leadership position in the motorsports industry enables us to market to a broader base of corporate and individual customers. Our national footprint has enabled us to create multi-track sponsorship opportunities targeting larger corporate customers with higher advertising and marketing budgets.

      We utilize a centralized corporate marketing structure complemented by strong facility resources to provide enhanced value to our marketing partners and develop and execute consumer marketing programs. In 2001, nearly 80 of our corporate marketing partners capitalized on multi-track positions, and we executed more than a dozen promotions targeting customers in ten markets through e-mail offers, consumer sweepstakes, auctions and other direct marketing campaigns.

Highly Predictable and Recurring Revenue Base

      We have strong visibility on our future revenue streams due to long-term media contracts, multi-year sponsorship and luxury suite agreements, and recurring ticket and hospitality sales. NASCAR has signed multi-billion dollar television contracts covering its NASCAR Winston Cup Series and NASCAR Busch Grand National Series, which extend through the 2006 season. We will receive a significant portion of the rights fees under these contracts, assuming the number of NASCAR races held at our tracks each year remains stable, consistent with our past experience. We also have a significant number of long-term sponsorship and luxury suite contracts. In addition, a substantial portion of the grandstand seating and hospitality capacity for our major events is sold on a renewable basis in advance of the event date.

Proven Ability to Acquire, Develop and Integrate Facilities

      We regularly review acquisition and development prospects that would augment or complement our existing operations or otherwise offer significant growth opportunities. As a result, we have successfully completed several acquisitions over the last few years.

      In 1999, we acquired Richmond, and through our merger with Penske Motorsports, we acquired California, Michigan, North Carolina and Nazareth and increased to 90% our ownership in Miami, the remaining 10% of which we acquired in October 2001. Each of these businesses was successfully integrated into our operations within twelve months of the transaction. These transactions strategically increased our motorsports presence and were financed through a combination of internal and external financing sources, including investment grade debt.

      Recent examples of development include our Kansas facility and the Chicagoland facility, in which we hold a 37.5% interest, each of which opened in mid-2001. Both facilities hosted significant inaugural schedules featuring major NASCAR, IRL and Automobile Racing Club of America events, and received favorable reviews from the fans, drivers, teams and media. In addition, both facilities received significant support from corporate marketing partners and individual consumers. For example, both Kansas and Chicagoland sold all of their grandstand seats as season ticket packages — a first for a major facility in motorsports entertainment.

      We also believe that our financing arrangements for Kansas reflect our ability to successfully pursue public-private partnerships that are based on widespread community support for our business. In addition, the new facilities in Kansas and Chicago provide a number of significant additional profit opportunities, including “Founding Fan” arrangements similar to the permanent seat licenses used to finance a number of NFL and NBA stadiums, and enhanced incentives such as the “Fan Walk” in Kansas and the “Expo Village” in Chicagoland. The Fan Walk offers spectators a close-up view of drivers and pre-race action in the garages and pits. The Expo Village features interactive displays, sweepstakes and entertainment vehicles provided by sponsors.

Highly Experienced and Incentivized Management Team

      William H.G. France, the father of both our Chairman and President, founded NASCAR in 1947, and the France family has controlled us since our inception in 1953. The France family has been instrumental in the development of the nation’s motorsports industry through their organization, continued management and ownership of NASCAR. As we derived approximately 82% of our 2001 revenues from

NASCAR-sanctioned racing events at our wholly-owned facilities, we are well positioned to benefit from the significant motorsports experience of the France family. In addition, our management team members have on average over 20 years of sports industry experience and collectively have over 400 years of sports industry experience. Management’s interests are aligned with those of our shareholders, as key members of management own shares of our common stock.

Growth Strategy

      We attribute our historical increases in revenues and profitability to the popularity of the NASCAR Winston Cup, the NASCAR Busch Grand National and other motorsports events in the United States, as well as a growth strategy that emphasizes (i) maximizing our media income and exposure, (ii) developing new and expanding existing marketing partnerships, (iii) maximizing the profitability of our existing events and facilities, (iv) expanding our existing facilities, and (v) acquiring and developing additional motorsports facilities.

      We have grown significantly in recent years through both internal and external growth initiatives. We have focused on initiatives that provide long-term growth, increase earnings and cash flow visibility and improve margins. Motorsports related income, which includes television, radio and ancillary rights fees, promotion and sponsorship fees, hospitality rentals (including luxury suites, chalets and the hospitality portion of club seating), advertising revenues, royalties from licenses of our trademarks and track rentals, increased from 33.0% of our total revenues in fiscal 1997 to 45.1% in fiscal 2001, reflecting the growing importance of this component of our revenue stream.

Maximize Media Income and Exposure

      Our media initiatives are designed to be comprehensive and integrated and include television, radio, newspapers and trade and consumer publications. The most important medium continues to be television, and televised motorsports events continue to experience significant growth in viewership. Since 1997, NASCAR Winston Cup and NASCAR Busch Grand National domestic television rights revenues have grown at a CAGR of 54%, from $46 million in 1997 to $259 million in 2001. During this time, gross television rights revenues attributable to our events, excluding Chicagoland, increased from $13.5 million to $126.5 million, a CAGR of 75%. We expect media rights revenues to continue to increase based on NASCAR’s announcement that the annual increase in the domestic television contracts will range between 15% and 21% from 2001 through 2006, with an average annual increase of 17%. The increase for fiscal 2002 is expected to be approximately 15%.

      In addition to generating substantially higher rights fees, these television rights agreements are expected to create significant indirect benefits for the industry that will help drive future growth. For example, network event coverage increased significantly during 2001. In 2001, approximately 70% of the NASCAR Winston Cup events were scheduled on network broadcasts compared to approximately 30% during the previous year. Over the long term, we believe the exposure created by the continuing shift from cable to network coverage, combined with the geographic expansion of the sport, will result in even more television viewers. We believe the increase in television viewership will attract new sponsors, increase commitments from existing sponsors, and translate into incremental ticket, merchandise and concession sales. In addition, higher television ratings should provide NASCAR with additional leverage when negotiating future media contracts, including television and ancillary rights.

      With the FOX, FX, NBC and Turner Sports agreements limited to domestic broadcast coverage, we believe there is a substantial long-term revenue opportunity associated with the sale of ancillary rights, including international rights and internet-related media. NASCAR began to capitalize on these opportunities in 2001 through strategic partnerships with Turner Sports, America Online, FOX, Eurosport, XM Satellite Radio and others. We believe the unique market conditions that favor prestigious “content” providers and the increased exposure and awareness the sport will receive from its media partners provide an ideal opportunity for us to capitalize on a wider audience base.

      Through MRN Radio, our proprietary motor racing network, we currently produce and syndicate substantially all of the NASCAR Winston Cup and NASCAR Busch Grand National events, all the NASCAR Craftsman Truck races, and certain other races promoted by us and third parties. MRN Radio programs are currently carried by more than 650 radio stations.

Develop New and Expand Existing Marketing Partnerships

      Marketing partners support us and the motorsports industry in several ways. First, they pay fees to track operators for sponsorship, official status benefits and the use of intellectual properties. Second, the promotional and advertising expenditures of marketing partners provide us with indirect marketing benefits by promoting awareness for our events through various distribution channels, including in-store promotions and direct mail campaigns. Third, marketing partners pay fees to track operators for hospitality packages to entertain their customers at events. Finally, marketing partners support racing teams by funding certain operational costs. Accordingly, we devote significant resources to develop new and expand existing relationships with leading companies.

      Marketing partners form a variety of different relationships with track operators. Some contracts allow the marketing partner to name a particular racing event, as in the Pepsi 400 at Daytona, the Pontiac Excitement 400 and the EA Sports 500. Other considerations range from official status designation to advertising and promotional rights in the marketing partner’s product category. Our sponsorship portfolio has evolved dramatically over the past few years. We have been successful in attracting new marketing partners by creating additional official status categories, more narrowly defining existing categories, and growing revenues associated with licensing and on-site interactive programs. As a result of these efforts, event title sponsorships, which made up a substantial majority of sponsorship revenue in 1996, represented less than 30% of our sponsorship revenue in 2001. In addition, in 2001, we had over 100 official status categories and approximately 250 marketing partners.

      Although the identities of marketing partners and the terms of sponsorships change from time to time, our principal sponsors currently include Anheuser Busch, AT&T Broadband, Coors, Dodge, DuPont, Electronic Arts, General Motors, GNC, Home Depot, Mattel, Miller, NAPA Auto Parts, Pepsi, Rolex, SunTrust Banks, UPS and Valvoline.

Maximize Profitability of Existing Events and Facilities

      Spectator demand for our largest events has continued to meet or exceed existing capacity; however, there is often unused capacity for other events. Our efforts to increase attendance at non-sold out events include (i) establishing multiple ticket price points, including the sale of multi-event ticket packages, (ii) strategic marketing of other products and services, including sponsorship promotions and hospitality suites, (iii) continued improvements in the quality and diversity of food and beverage concessions, and (iv) other enhancements and upgrades to the design, presentation and quality of our promoted events, facilities and spectator amenities. These strategies are designed to introduce new fans to the sport, retain existing fans and increase per capita spending by our fans.

      While each of our facilities conducts several major events annually, there is significant opportunity to increase the utilization of these facilities. We strive to maximize our profitability by working with various sanctioning bodies to modify event schedules. For example, in 2001 we added a successful IRL event at Richmond. Also in 2001, a NASCAR “Triple Header” weekend was conducted at Phoenix, which included NASCAR Winston Cup, NASCAR Busch Grand National and NASCAR Craftsman Truck races. Based on the success of Phoenix’s weekend, “Triple Header” weekends are scheduled in 2002 for Darlington and Miami. In addition, a NASCAR Busch Grand National event has been added to Daytona’s July 2002 schedule, and Watkins Glen was removed from the 2002 NASCAR Busch Grand National schedule. We believe over the long term a NASCAR Busch Grand National event at Daytona will be more profitable than a NASCAR Busch Grand National event at Watkins Glen due to the prestige and size of Daytona, and the ability to hold the event on the evening prior to the NASCAR Winston Cup Pepsi 400 at Daytona.

Expand Existing Facilities

      An important component of our strategy has been our long-standing practice of focusing closely on supply and demand regarding additional capacity at our facilities. We continually evaluate the demand for our most popular racing events in order to ensure that additional capacity provides an acceptable rate of return on invested capital. Through prudent expansion, we have historically been able to keep demand at a higher level than supply, which stimulates ticket renewals and advance sales. This results in earlier cash flow and reduces the potential negative impact of actual and forecasted inclement weather on ticket sales. While we will join with sponsors and offer promotions to generate additional ticket sales, we avoid rewarding last-minute ticket buyers by discounting tickets. We believe it is more important to encourage advance ticket sales and maintain price integrity to achieve long-term growth than to recognize short-term incremental revenue.

      Excluding the addition of approximately 78,000 seats at Kansas, during 2001 we expanded our grandstand seating capacity by approximately 10,000 net seats, including increases at California, Talladega and Daytona. We now manage more than 1 million total grandstand seats at our facilities across the country. Based on the current state of the economy and our desire to keep demand at a higher level than supply, we do not anticipate adding to our grandstand capacity during 2002. Over the long term, we plan to continue to expand capacity at our speedways.

      During 2001, we also expanded our existing facilities by constructing a road course and a “street legal” drag strip at California. This enables us to conduct additional events, including sports car, motorcycle and drag races, thereby increasing the facility’s daily utilization and providing long-term growth opportunities.

      In addition to capital spending, we expand our facilities by renting temporary structures such as grandstand seats, suites and hospitality chalets to supplement our permanent capacity as needed.

Acquire and Develop Additional Motorsports Facilities

      We regularly review acquisition and development opportunities that would augment or complement our existing operations or otherwise offer growth opportunities. In 1999, we acquired Richmond, and through our merger with Penske Motorsports, we acquired California, Michigan, North Carolina, Nazareth and increased to 90% our ownership in Miami, the remaining 10% of which we acquired in October 2001. In addition, in 1997 we acquired Phoenix and the 50% interest in Watkins Glen not previously owned by us, as well as made our initial investment in Miami.

      Recent examples of development efforts include our Kansas facility and the Chicagoland facility, in which we have a 37.5% interest, both of which opened in mid-2001. We are currently exploring developing motorsports facilities in the metropolitan New York and Denver areas. Through a wholly-owned subsidiary, we have an exclusive agreement to conduct a feasibility study on the development of a motorsports facility at the Meadowlands Sports Complex, located five miles west of the Lincoln Tunnel. This agreement is currently scheduled to expire in April 2002. While we view the metropolitan New York market as our top priority, we also view the Denver area as an attractive long-term opportunity.

      We believe our acquisition and development efforts exemplify our commitment to strategically increase our presence in the motorsports entertainment industry.

Motorsports Facilities

      The following table sets forth information relating to each of our principal speedway facilities and those in which we have an equity interest as of December 31, 2001.

		Number	Approximate
Track Name	Location	of Seats	Acreage	Track Length

Daytona International Speedway	Daytona Beach, Florida	168,000	440	2.5 miles
Talladega Superspeedway	Talladega, Alabama	143,000	1,435	2.6 miles
Michigan International Speedway	Brooklyn, Michigan	136,000	1,180	2.0 miles
Richmond International Raceway	Richmond, Virginia	100,000	635	0.8 miles
California Speedway	Fontana, California	92,000	566	2.0 miles
Kansas Speedway	Kansas City, Kansas	78,000	1,000	1.5 miles
Phoenix International Raceway	Phoenix, Arizona	75,000	598	1.0 mile
Homestead-Miami Speedway	Homestead, Florida	65,000	404	1.5 miles
North Carolina Speedway	Rockingham, North Carolina	60,000	300	1.0 mile
Darlington Raceway	Darlington, South Carolina	59,000	230	1.3 miles
Watkins Glen International	Watkins Glen, New York	37,000	1,377	3.4 miles
Nazareth Speedway	Nazareth, Pennsylvania	44,000	283	1.0 mile

Chicagoland Speedway (37.5%)	Joliet, Illinois	75,000	930	1.5 miles
Route 66 Raceway (37.5%)	Joliet, Illinois	30,000	240	1/4 mile

Daytona International Speedway

      The Daytona International Speedway is a high-banked, lighted, asphalt, tri-oval superspeedway that also includes a 3.6-mile road course. Daytona is located on approximately 440 acres of leased land in Daytona Beach, Florida. Our lease with the Daytona Beach Racing and Recreational Authority expires in 2032, including renewal options. We also own various parcels of real property aggregating approximately 295 acres near Daytona, which are used for parking and other ancillary purposes.

Talladega Superspeedway

      The Talladega Superspeedway is a high-banked, asphalt, tri-oval superspeedway with an infield road course. The facility is located about 90 minutes from Atlanta, Georgia and 45 minutes from Birmingham, Alabama.

Michigan International Speedway

      The Michigan International Speedway is a moderately-banked, asphalt, tri-oval superspeedway located in Brooklyn, Michigan, approximately 70 miles southwest of Detroit and 18 miles southeast of Jackson.

Richmond International Raceway

      The Richmond International Raceway is an asphalt, oval, intermediate speedway located approximately 10 miles from downtown Richmond, Virginia.

California Speedway

      The California Speedway is a moderately-banked, asphalt, tri-oval superspeedway located 40 miles east of Los Angeles in Fontana, California. The facility also includes a one-quarter mile drag strip.

Kansas Speedway

      The Kansas Speedway is an asphalt, 1.5-mile tri-oval speedway located in Kansas City, Kansas.

Phoenix International Raceway

      The Phoenix International Raceway is an asphalt, oval superspeedway that also includes a 1.5-mile road course located near Phoenix, Arizona.

Homestead-Miami Speedway

      The Homestead-Miami Speedway is a low-banked, asphalt, oval superspeedway located in Homestead, Florida. We operate Miami under an agreement that expires in 2075, including renewal options.

North Carolina Speedway

      The North Carolina Speedway is a moderately-banked, asphalt, oval superspeedway located in Rockingham, North Carolina, approximately 90 miles south of Raleigh, North Carolina.

Darlington Raceway

      The Darlington Raceway is a high-banked, egg-shaped, asphalt, oval superspeedway located in Darlington, South Carolina.

Watkins Glen International

      The Watkins Glen International facility includes 3.4-mile and 2.4-mile road course tracks and is located near Watkins Glen, New York.

Nazareth Speedway

      The Nazareth Speedway facility is a moderately-banked, asphalt, oval superspeedway located in Nazareth, Pennsylvania.

Other Facilities

      We own approximately 54 acres of real property across International Speedway Boulevard from Daytona on which are located seven buildings containing an aggregate of approximately 375,000 square feet. Our corporate headquarters and other offices and facilities are located in a portion of these facilities. We also own concession facilities in Daytona Beach and in Talladega. We lease real estate and office space in Talladega and the property and premises at the Talladega Municipal Airport. The lease for our Talladega business offices, located within the International Motorsports Hall of Fame, expires in 2002, including renewals. Our lease for the Talladega Municipal Airport expires in 2022, including renewals. We also have a lease for the Tucson Raceway Park in Pima County, Arizona, which expires in 2005. Two of our wholly-owned subsidiaries, Phoenix Speedway Corporation and ISC.com, rent office and other space in Phoenix, Arizona. ISC Properties rents office space in both Charlotte, North Carolina and New York, New York, and Kansas Speedway Corporation leases office space in Kansas City, Kansas. The Richmond facility includes a state fairgrounds complex that operates various non-motorsports events.

Operations

      Our motorsports event operations consist principally of racing events at our facilities, which include providing catering, merchandise and food concessions at most of our facilities. Our other operations include the DAYTONA USA motorsports entertainment complex, MRN Radio, our 37.5% equity investment in Raceway Associates and certain other activities.

Americrown

      We conduct, either through operations of the particular facility or through certain wholly-owned subsidiaries operating under the name Americrown, souvenir merchandising operations, food and beverage concession operations and catering services to corporate customers both in suites and chalets at most of our motorsports facilities. However, we do not currently conduct food, beverage and catering operations at California or catering operations at Phoenix, and we provide catering services only in chalets at North Carolina. Americrown also produces and markets motorsports-related merchandise such as apparel, souvenirs and collectibles to retail customers through internet and catalog sales.

DAYTONA USA

      DAYTONA USA — The Ultimate Motorsports Attraction, our motorsports-themed entertainment complex, is located adjacent to the Daytona International Speedway and is open 364 days a year, every day except Christmas.

      DAYTONA USA includes (i) the Velocitorium, which covers approximately 60,000 square feet, stands nearly four stories high and contains numerous highly interactive motorsports exhibits (including the new Acceleration Alley racing simulator and the Daytona Dream Laps motion ride film), many of which are sponsored by leading consumer brands; (ii) DAYTONA USA’s Speedway Tours, a semi-automated tram tour of the Daytona International Speedway’s garage area, pit road and high-banked track; (iii) the Richard Petty Driving and Riding Experience at Daytona; and (iv) for groups of fifteen or more, the VIP Tour, which includes a tour of the Winston Tower. Adjoining DAYTONA USA are (a) the Daytona Beach Area Convention and Visitors Official Welcome Center; (b) the Daytona International Speedway Ticket Office; (c) Daytona SpeedPlay, a high-tech arcade using state of the art video technology; (d) the Pit Shop, which sells DAYTONA USA, Daytona International Speedway, NASCAR and race teams’ clothing, books, collectibles and other officially licensed merchandise; and (e) the Fourth Turn Grill concessions facility. We believe that DAYTONA USA and these adjoining facilities appeal to individual tourists, tour groups, conventions and corporate sponsors, thereby (i) increasing the use of our Daytona facility, (ii) expanding our concessions and souvenir sales and (iii) providing greater visibility for our business and motorsports generally, which in turn is expected to increase spectator interest.

MRN Radio

      One of our subsidiaries, Motor Racing Network, Inc., does business under the name “MRN Radio,” but is not a radio station. Rather, it creates race-related programming content carried on radio stations around the country. MRN Radio produces and syndicates to radio stations the NASCAR Winston Cup races, NASCAR Busch Grand National races, NASCAR Craftsman Truck races and certain other races conducted at our tracks, as well as some races from tracks we do not own. Each track presently has the ability to separately contract for the rights to radio broadcasts of events held at its facilities. MRN Radio also produces and syndicates daily and weekly NASCAR racing-themed programs. MRN Radio derives revenue from the sale of national advertising contained in its syndicated programming, as well as from rights fees paid by radio stations that broadcast the programming.

Chicagoland Speedway and Route 66 Raceway

      We indirectly own 37.5% of Raceway Associates. Raceway Associates owns Chicagoland and Route 66 Raceway. Route 66 Raceway hosts events including NHRA drag racing, dirt oval racing and concerts. Chicagoland is a 1.5-mile moderately banked oval track. The facility has grandstands that seat approximately 75,000 spectators and 24 luxury suites containing approximately 1,000 additional seats. Chicagoland, which was awarded a NASCAR Winston Cup, NASCAR Busch Grand National, IRL and Automobile Racing Club of America RE/MAX series event for its inaugural season, successfully commenced motorsports operations in July 2001.

Other Activities

      From time to time, we use our track facilities for car shows, driving schools, auto fairs, vehicle testing and settings for television commercials, print advertisements and motion pictures. We also rent “show cars” for promotional events. We operate Talladega Municipal Airport, which is located adjacent to Talladega. We rent certain warehouse and office space in Daytona Beach, Florida to unrelated parties. Our Richmond facility includes a fairgrounds complex that operates various non-motorsports related events.

Competition

      Racing events compete with other sports such as professional football, basketball and baseball, as well as other recreational events. Our events also compete with other racing events sanctioned by various racing bodies such as NASCAR, IRL, CART, USAC, SCCA, Grand Am, Automobile Racing Club of America and others, many of which are often held on the same dates at separate tracks. We believe that the type and caliber of promoted racing events, facility location, sight lines, pricing and level of customer conveniences are the principal factors that distinguish competing motorsports facilities.

Employees

      As of November 30, 2001, we had over 900 full-time employees. We also engage a significant number of temporary personnel to assist during periods of peak attendance at our events. For example, the Daytona International Speedway engages more than 6,500 persons during Speedweeks, some of whom are volunteers. None of our employees are represented by a labor union. We believe that we enjoy a good relationship with our employees.

Legal Proceedings

      We are from time to time a party to routine litigation incidental to our business. We do not believe that the resolution of any or all of such litigation is likely to have a material adverse effect on our financial condition or results of operations.

Environmental Matters

      We believe that the facilities operated by us and our subsidiaries are in material compliance with applicable environmental statutes and regulations. Nevertheless, if damage to persons or property or contamination of the environment is determined to have been caused or exacerbated by the conduct of our business or by pollutants, substances, contaminants or wastes used, generated or disposed of by us, or if pollutants, substances, contaminants or wastes are found on property currently or previously owned or operated by us, we may be held liable for such damage and may be required to pay the cost of investigation and/or remediation of such contamination or any related damage. The amount of such liability, as to which we are self-insured, could be material. Changes in federal, state or local laws, regulations or requirements, or the discovery of previously unknown conditions, could also require us to make material expenditures.

Trademarks

      We have various registered and common law trademark rights, including, but not limited to, “California Speedway,” “Darlington Raceway,” “Southern 500,” “Too Tough to Tame,” “Daytona International Speedway,” “DAYTONA USA,” the “Daytona 500,” the “24 Hours of Daytona,” “Acceleration Alley,” “Daytona Dream Laps,” “Speedweeks,” “World Center of Racing,” “Homestead-Miami Speedway,” “Kansas Speedway,” “Michigan International Speedway,” “Nazareth Speedway,” “North Carolina Speedway,” “The Rock,” “Phoenix International Raceway,” “Richmond International Raceway,” “The Action Track,” “Talladega Superspeedway,” “Watkins Glen International,” “The Glen,” “Americrown,” “Motor Racing Network,” “MRN,” “Truxpo Truck Tour” and related logos. We also have licenses from NASCAR, various drivers and other businesses to use names and logos for merchandising programs and product sales. Our policy is to protect our intellectual property rights vigorously, through litigation, if necessary, chiefly because of their proprietary value in merchandise and promotional sales.

MANAGEMENT

           As of January 1, 2002, our executive officers and directors were as follows:

Name	Age	Position With ISC

William C. France	68	Chairman of the Board, Chief Executive Officer and Director
Roger S. Penske	64	Vice Chairman and Director
James C. France	57	President, Chief Operating Officer and Director
Lesa D. Kennedy	40	Executive Vice President and Director
H. Lee Combs	48	Senior Vice President — Corporate Development and Director
John R. Saunders	45	Senior Vice President — Operations
Gregory W. Penske	39	Senior Vice President — Western Operations and Director
Susan G. Schandel	38	Vice President — Administrative Services, Chief Financial Officer and Treasurer
W. Garrett Crotty	38	Vice President, Secretary and General Counsel
John E. Graham, Jr.	53	Vice President
W. Grant Lynch, Jr.	48	Vice President
Leslie A. Richter	71	Vice President — Special Projects
Paul D. H. Phipps	54	Vice President — Sales and Marketing
J. Hyatt Brown	64	Director
John R. Cooper	69	Director
Walter P. Czarnecki	58	Director
Robert R. Dyson	55	Director
Brian Z. France	39	Director
Christy F. Harris	56	Director
Raymond K. Mason, Jr.	46	Director
Edward H. Rensi	57	Director
Lloyd E. Reuss	65	Director
Chapman Root, II	52	Director
Thomas W. Staed	70	Director

      Our Board of Directors is divided into three classes, with regular three-year staggered terms. Messrs. James C. France, Cooper, Brian Z. France, Mason, Roger S. Penske and Reuss hold office until the annual meeting of shareholders to be held in 2002. Ms. Kennedy and Messrs. Brown, Czarnecki, Dyson, Rensi and Staed hold office until the annual meeting of shareholders to be held in 2003. Messrs. William C. France, Combs, Harris, Gregory W. Penske and Root hold office until the annual meeting of shareholders to be held in 2004. Pursuant to the merger agreement for the acquisition of Penske Motorsports, we were obligated to place three individuals designated by Penske Performance, Inc., the selling stockholder, on our Board of Directors and to include such designees as nominees recommended by our Board of Directors at future elections of directors by shareholders. If the holdings of Penske Performance fall to less than 7%, but not less than 5%, of the aggregate shares of our outstanding class A and class B common stock, we would be obligated to include as nominees for our Board of Directors only two individuals designated by Penske Performance. If the holdings of Penske Performance fall to less than 5%, but not less than 2%, of the aggregate shares of our outstanding class A and class B common stock, we would be obligated to include as a nominee for our Board of Directors only one individual designated by Penske Performance. If the holdings of Penske Performance fall to less than 2% of the aggregate shares of our outstanding class A and class B common stock, we would no longer be obligated to include any individuals designated by Penske Performance as nominees for our Board of Directors. Assuming the completion of the offering contemplated by this prospectus, Penske Performance will hold between 2% and 5% of the aggregate shares of our outstanding class A and class B common stock.

      Messrs. Roger S. Penske, Gregory W. Penske and Walter P. Czarnecki are currently the designees of Penske Performance serving on our Board of Directors.

      William C. France and James C. France are brothers. Lesa D. Kennedy and Brian Z. France are the children of William C. France. Gregory W. Penske is the son of Roger S. Penske. There are no other family relationships among our executive officers and directors.

      Mr. William C. France, a director since 1958, has served as our Chairman of the Board since 1987 and as Chief Executive Officer since 1981.

      Mr. Roger S. Penske has served as a director and Vice Chairman since July 1999. Mr. Penske was Chairman of the Board of Penske Motorsports from March 1996 until its acquisition by us in 1999. Prior to March 1996, Mr. Penske was Chairman of the Board of Michigan International Speedway, Inc. since 1973, Chairman of the Board and President of Pennsylvania International Raceway, Inc. since 1986, and Chairman of the Board of The California Speedway, Inc. since 1994. Mr. Penske is also Chairman of the Board and Chief Executive Officer of Penske Corporation. Penske Corporation is a privately-owned diversified transportation services company which (among other things) holds, through its subsidiaries, interests in a number of businesses, including ISC. Mr. Penske is also a member of the Boards of Directors of General Electric Company, Detroit Diesel Corporation, United Auto Group, Inc., and Delphi Automotive Systems, Inc. Mr. Penske is also a founder of Penske Racing, Inc. and Penske Racing South, Inc.

      Mr. James C. France, a director since 1970, has served as our President and Chief Operating Officer since 1987.

      Ms. Lesa D. Kennedy, a director since 1984, was appointed Executive Vice President of ISC in January 1996. Ms. Kennedy served as our Secretary from 1987 until January 1996 and served as our Treasurer from 1989 until January 1996.

      Mr. H. Lee Combs, a director since 1987, was appointed Senior Vice President — Corporate Development in July 1999. He served as Senior Vice President — Operations since January 1996 until that date. Mr. Combs served as a Vice President and our Chief Financial Officer from 1987 until January 1996.

      Mr. John R. Saunders has served as Senior Vice President — Operations since July 1999. He had served as a Vice President since 1997 and was President of Watkins Glen International from 1983 until 1997.

      Mr. Gregory W. Penske has served as Senior Vice President — Western Operations and a director since July 1999 when we acquired Penske Motorsports. Mr. Penske had been a director of Penske Motorsports since its formation in September 1995 and President and Chief Executive Officer since July 1, 1997. Prior to July 1, 1997, Mr. Penske served as an Executive Vice President of Penske Motorsports since February 1996. In addition, Mr. Penske served as President of The California Speedway, Inc. from January 1997 to January 1999. Mr. Penske is also the President of Penske Automotive Group, Inc., which owns and operates five automobile dealerships in Southern California, and has served in that position since December 1993. From July 1992 to the present, Mr. Penske has served as the President of D. Longo, Inc., which owns and operates a Toyota dealership in El Monte, California and is a subsidiary of Penske Automotive Group, Inc. Mr. Penske is also a member of the board of directors of Alltel Corp. Having successfully completed his pivotal transition role in our integration plan established at the time we acquired Penske Motorsports, Mr. Penske terminated his executive officer status effective January 14, 2002 in order to devote greater attention to his Penske Automotive Group activities. Mr. Penske’s experience and expertise remain available to us in his continuing capacity as one of our directors.

      Ms. Susan G. Schandel became a Vice President in July 1999 and since January 1996 has continued to serve as our Treasurer and Chief Financial Officer.

      Mr. W. Garrett Crotty became a Vice President in July 1999 and since 1996 has served as Secretary and General Counsel.

      Mr. John E. Graham, Jr. has served as a Vice President and as President of Daytona International Speedway since November 1994.

      Mr. W. Grant Lynch, Jr. has served as a Vice President and as President of Talladega Superspeedway since November 1993. He has also served as President of Kansas Speedway since its inception in 1997.

      Mr. Leslie A. Richter has served as a Vice President since February 2000. Mr. Richter has served as the Executive Vice President of The California Speedway, Inc. since November 1994.

      Mr. Paul D.H. Phipps has served as the Vice President — Sales and Marketing since February 2001. Mr. Phipps was the Executive Vice President of Major League Soccer for more than five years prior to that.

      Mr. J. Hyatt Brown, a director since 1987, serves as the President and Chief Executive Officer of Brown & Brown, Inc. and has been in the insurance business since 1959. Mr. Brown also serves as a director of Rock Tenn Co., SunTrust Banks, Inc., BellSouth Corporation, and FPL Group, Inc.

      Mr. John R. Cooper, a director since 1987, served as our Vice President — Corporate Development from December 1987 until July 1994. In January 1996 Mr. Cooper rejoined our staff.

      Mr. Walter P. Czarnecki has been a director since July 1999. Mr. Czarnecki had served as Vice Chairman of the Board of Penske Motorsports since January 1996, and, prior thereto, served as its President. Mr. Czarnecki had also served as a senior executive of the Penske Speedway Group since 1979. Mr. Czarnecki is the Executive Vice President of Penske Corporation, has been a member of the Board of Directors of Penske Corporation since 1979 and serves as a director of Penske Truck Leasing Corporation, which is the general partner of Penske Truck Leasing Co., L.P.

      Mr. Robert R. Dyson, a director since January 1997, has served as Chairman and Chief Executive Officer of the Dyson-Kissner-Moran Corporation since November 1992.

      Mr. Brian Z. France, a director since 1994, has served as NASCAR’s Executive Vice President since 2000. Previously, he served as NASCAR’s Senior Vice President since 1999. He had served as NASCAR’s Vice President of Marketing and Corporate Communications since December 1992. He has served as our Manager — Group Projects since February 1994.

      Mr. Christy F. Harris, a director since 1984, has been engaged in the private practice of business and commercial law for more than twenty years and currently practices with Peterson & Myers, P.A.

      Mr. Raymond K. Mason, Jr., a director since 1981, had served as Chairman and President of American Banks of Florida, Inc., Jacksonville, Florida, from 1978 until its sale in 1998.

      Mr. Edward H. Rensi, a director since January 1997, is currently Chairman & CEO of Team Rensi Motorsports. Mr. Rensi was an executive consultant with McDonald’s Corporation from 1997 to 1998. He served as President and Chief Executive Officer of McDonald’s USA from 1991 until his retirement in 1997. He is also a director of Snap-On Tools.

      Mr.  Lloyd E. Reuss, a director since January 1996, served as President of General Motors Corporation from 1990 until his retirement in January 1993. Mr. Reuss also serves as a director of Handleman Co., Detroit Mortgage and Realty, Co. and United States Sugar Company.

      Mr. Chapman Root, II, a director since 1992, is currently a director of the Root Company, a private investment company, for which he served as Chairman since 1989. Mr. Root also serves as a director of First Financial Corp. and Terre Haute First National Bank.

      Mr. Thomas W. Staed, a director since 1987, is currently Chairman of Staed Family Associates and served as President of Oceans Eleven Resorts, Inc., a hotel/motel business, from 1968 to 1999.

PRINCIPAL STOCKHOLDERS

      The following tables set forth information regarding the beneficial ownership of our class A common stock and our class B common stock as of December 31, 2001, except as otherwise indicated, by:

•	all persons known to us who beneficially own 5% or more of either our class A common stock or our class B common stock;

•	our chief executive officer and each of our other four most highly compensated executive officers in fiscal 2001;

•	each of our directors; and

•	all of our directors and executive officers as a group.

      The information in the following tables has been presented to show the effect of the sale of the shares being offered by the selling stockholder without giving effect to the overallotment option.

      As of December 31, 2001, we had 24,536,711 shares of class A common stock and 28,627,121 shares of class B common stock issued and outstanding. Each share of the class A common stock is entitled to one-fifth (1/5) of one vote on matters submitted to shareholder approval or a vote of shareholders. Each share of the class B common stock is entitled to one vote on matters submitted to shareholder approval or a vote of shareholders.

      As described in the notes to the table, voting and/or investment power with respect to certain shares of common stock is shared by the named individuals. Consequently, such shares may be shown as beneficially owned by more than one person.

Beneficial Ownership Before This Offering by the Selling Stockholder

	Number of Shares of Common			Percentage of Common			Percentage of
	Stock Beneficially Owned(2)			Stock Beneficially Owned			Combined Voting
							Power of All Classes
Name of Beneficial Owner(1)	Class A	Class B	Total	Class A	Class B	Total	of Common Stock

France Family Group(3)	62,301	21,164,831	21,227,132	0.25%	73.93%	39.93%	63.15%
James C. France(4)	15,762	15,352,721	15,368,483	0.06%	53.63%	28.91%	45.79%
William C. France(5)	17,137	15,340,501	15,357,638	0.07%	53.59%	28.89%	45.76%
Roger S. Penske(6)	4,587,760	—	4,587,760	18.70%	—	8.63%	2.74%
Penske Corp.(7)	4,552,621	—	4,552,621	18.55%	—	8.56%	2.72%
Penske Performance, Inc.(8)	4,552,621	—	4,552,621	18.55%	—	8.56%	2.72%
Ruane, Cunniff & Co., Inc.(9)	1,562,053	—	1,562,053	6.37%	—	2.94%	0.93%
Lesa D. Kennedy(10)	19,356	621,903	641,259	0.08%	2.17%	1.21%	1.87%
Brian Z. France(11)	3,796	483,046	486,842	0.02%	1.69%	0.92%	1.44%
Raymond K. Mason(12)	1,042	196,740	197,782	—	0.69%	0.37%	0.59%
H. Lee Combs	11,746	39,697	51,443	0.05%	0.14%	0.10%	0.13%
Thomas W. Staed(13)	4,992	45,000	49,992	0.02%	0.16%	0.09%	0.14%
Robert R. Dyson(14)	19,500	29,500	49,000	0.08%	0.10%	0.09%	0.10%
Chapman J. Root, II	5,042	12,000	17,042	0.02%	0.04%	0.03%	0.04%
J. Hyatt Brown(15)	2,400	9,000	11,400	0.01%	0.03%	0.02%	0.03%
Lloyd E. Reuss	9,000	—	9,000	0.04%	—	0.02%	0.01%
Gregory W. Penske(16)	8,728	—	8,728	0.04%	—	0.02%	0.01%
Walter P. Czarnecki	8,230	—	8,230	0.03%	—	0.02%	—
John R. Cooper	6,042	1,500	7,542	0.02%	0.01%	0.01%	0.01%
Christy F. Harris(17)	5,600	150	5,750	0.02%	—	0.01%	—
Edward H. Rensi	—	1,500	1,500	—	0.01%	—	—
All directors and executive officers as a group (24 persons)(18)	4,773,243	20,715,685	25,488,928	19.45%	72.36%	47.94%	64.62%

Beneficial Ownership After Giving Effect to this Offering by the Selling Stockholder

	Number of Shares of Common			Percentage of Common			Percentage of
	Stock Beneficially Owned(2)			Stock Beneficially Owned			Combined Voting
							Power of All Classes
Name of Beneficial Owner(1)	Class A	Class B	Total	Class A	Class B	Total	of Common Stock

France Family Group(3)	62,301	21,164,831	21,227,132	0.25%	73.93%	39.93%	63.15%
James C. France(4)	15,762	15,352,721	15,368,483	0.06%	53.63%	28.91%	45.79%
William C. France(5)	17,137	15,340,501	15,357,638	0.07%	53.59%	28.89%	45.76%
Roger S. Penske(6)	2,087,760	—	2,087,760	8.51%	—	3.93%	1.25%
Penske Corp.(7)	2,052,621	—	2,052,621	8.37%	—	3.86%	1.22%
Penske Performance, Inc.(8)	2,052,621	—	2,052,621	8.37%	—	3.86%	1.22%
Ruane, Cunniff & Co., Inc.(9)	1,562,053	—	1,562,053	6.37%	—	2.94%	0.93%
Lesa D. Kennedy(10)	19,356	621,903	641,259	0.08%	2.17%	1.21%	1.87%
Brian Z. France (11)	3,796	483,046	486,842	0.02%	1.69%	0.92%	1.44%
Raymond K. Mason(12)	1,042	196,740	197,782	—	0.69%	0.37%	0.59%
H. Lee Combs	11,746	39,697	51,443	0.05%	0.14%	0.10%	0.13%
Thomas W. Staed(13)	4,992	45,000	49,992	0.02%	0.16%	0.09%	0.14%
Robert R. Dyson (14)	19,500	29,500	49,000	0.08%	0.10%	0.09%	0.10%
Chapman J. Root, II	5,042	12,000	17,042	0.02%	0.04%	0.03%	0.04%
J. Hyatt Brown(15)	2,400	9,000	11,400	0.01%	0.03%	0.02%	0.03%
Lloyd E. Reuss	9,000	—	9,000	0.04%	—	0.02%	0.01%
Gregory W. Penske(16)	8,728	—	8,728	0.04%	—	0.02%	0.01%
Walter P. Czarnecki	8,230	—	8,230	0.03%	—	0.02%	—
John R. Cooper	6,042	1,500	7,542	0.02%	0.01%	0.01%	0.01%
Christy F. Harris(17)	5,600	150	5,750	0.02%	—	0.01%	—
Edward H. Rensi	—	1,500	1,500	—	0.01%	—	—
All directors and executive officers as a group (24 persons)(18)	2,273,243	20,715,685	22,988,928	9.26%	72.36%	43.24%	63.13%

(1)	Unless otherwise indicated, the address of each of the beneficial owners identified is c/o ISC, 1801 West International Speedway Boulevard, Daytona Beach, Florida 32114.

(2)	Unless otherwise indicated, each person has sole voting and investment power with respect to all such shares.

(3)	The France Family Group consists of William C. France, James C. France, members of their families and entities controlled by the natural person members of the group. Amounts shown reflect the non-duplicative aggregate of 58,270 shares of class A common stock and 20,322,140 shares of class B common stock indicated in the table as beneficially owned by James C. France, William C. France, Lesa D. Kennedy and Brian Z. France, as well as 4,031 shares of class A common stock and 842,691 shares of class B common stock held beneficially by the adult children of James C. France. See footnotes (4), (5), (10) and (11).

(4)	Includes (i) 1,500 shares of class A common stock held of record and 304,725 shares of class B common stock held beneficially by Sharon M. France, his spouse, (ii) 9,115,125 shares of class B common stock held of record by Western Opportunity Limited Partnership, (iii) 4,052,369 shares of class B common stock held of record by Carl Investment Limited Partnership, and (iv) 1,880,502 shares of class B common stock held of record by White River Investment Limited Partnership. James C. France is the sole shareholder and director of (x) Principal Investment Company, one of the two general partners of Western Opportunity, (y) Quaternary Investment Company, the general partner of Carl, and (z) Secondary Investment Company, one of the two general partners of White River. Also see footnote (5). Does not include shares held beneficially by the adult children of James C. France.

(5)	Includes (i) 2,642 shares of class A common stock held jointly with Betty Jane France, his spouse, (ii) 9,115,125 shares of class B common stock held of record by Western Opportunity, (iii) 4,344,874 shares of class B common stock held of record by Polk City Limited Partnership, and (iv) 1,880,502 shares of class B common stock held of record by White River. William C. France is the sole shareholder and director of each of (x) Sierra Central Corp., one of the two general partners of Western Opportunity, (y) Boone County Corporation, the general partner of Polk City, and (z) Cen Rock Corp., one of the two general partners of White River. Also see footnote (4). Does not include the shares shown in the table as beneficially owned by Lesa D. Kennedy and Brian Z. France, adult children of William C. France.

(6)	This owner’s address is c/o Penske Corporation, 13400 West Outer Drive, Detroit, MI 48239-4001. Includes the shares of class A common stock shown in the table as beneficially owned by Penske Corporation and Penske Performance.

(7)	This owner’s address is c/o Penske Corporation, 13400 West Outer Drive, Detroit, MI 48239-4001. Shares shown are also beneficially owned by Roger S. Penske and Penske Performance.

(8)	This owner’s address is 1100 North Market Street, Suite 780, Wilmington, DE 19801. Shares shown are also beneficially owned by Roger S. Penske and Penske Corporation.

(9)	This owner’s address is 767 Fifth Avenue, Suite 4701, New York, NY 10153-4798. The information shown is as of September 30, 2001, the owner’s most recently available 13F filing.

(10)	Includes (i) 2,542 shares of class A common stock held of record by Ms. Kennedy’s spouse as custodian for their minor son, Benjamin, (ii) 1,500 shares of class A common stock held jointly with her spouse, (iii) 1,936 shares of class A common stock and 343,950 shares of class B common stock held of record by BBL Limited Partnership and (iv) 238,548 shares of class B common stock held of record by Western Opportunity. Mrs. Kennedy is the sole shareholder and a director of BBL Company, the sole general partner of BBL Limited Partnership.

(11)	Includes 244,498 shares of class B common stock held of record by Zack Limited Partnership and 238,548 shares of class B common stock held of record by Western Opportunity. Mr. France is the sole shareholder and director of Zack Company, the sole general partner of Zack Limited Partnership.

(12)	Includes 75 shares of class B common stock owned by The Raymond K. Mason, III Trust, as to which Mr. Mason disclaims beneficial ownership.

(13)	Owned jointly with Barbara Staed, his spouse.

(14)	Includes 5,000 shares of class A common stock held in the Robert R. Dyson 1987 Family Trust and 9,500 shares of class A common stock held as Trustee of the Charles H. Dyson Trust No. 2, U/ A dated 4/15/76.

(15)	Held of record as joint tenants with Cynthia R. Brown, his spouse.

(16)	Includes 1,563 shares of class A common stock held by Patricia Durham Penske (his spouse) Trust.

(17)	Includes 500 shares of class A common stock held by M. Dale Harris, his spouse, and 1,500 shares of class A common stock held by Mr. Harris as trustee of a Profit Sharing Plan and Trust.

(18)	See footnotes (4) through (17).

SELLING STOCKHOLDER

      The selling stockholder is Penske Performance, Inc. All of the capital stock of Penske Performance is owned indirectly by Penske Corporation. Roger S. Penske, one of our directors and our Vice Chairman, owns a majority of the capital stock of Penske Corporation and controls Penske Corporation and its affiliates. Penske Performance owns more than 5% of our outstanding common stock.

      As more fully described in the section of this prospectus entitled “Certain Relationships,” we have obligations to Penske Performance regarding representation on our Board of Directors. In addition, Penske Performance has arrangements with us regarding certain executive, legal and commercial services, as more fully described in “Certain Relationships.”

      The following table sets forth information with respect to the selling stockholder’s beneficial ownership of our common stock at December 31, 2001, as adjusted to reflect the sale of 2,500,000 shares of class A common stock offered by this prospectus (assuming no exercise of the underwriters’ over-allotment option). The selling stockholder does not own any shares of our class B common stock.

Shares of Class A
Common Stock
	Beneficially		Shares of Class A Common
	Owned Before This		Stock Beneficially Owned
	Offering		After This Offering(2)

Name of Beneficial Owner	Number	Percent(1)	Number	Percent(1)

Penske Performance, Inc.	4,552,621	18.55%	2,052,621	8.37%

(1)	Based on shares outstanding at December 31, 2001.

(2)	Assumes no exercise of the underwriters’ over-allotment option with respect to 375,000 shares of class A common stock. If such option is exercised in full, the selling stockholder will own 1,677,621 shares of our class A common stock, which is 6.84% of our outstanding class A common stock and 3.16% of the aggregate shares of our outstanding class A and class B common stock.

CERTAIN RELATIONSHIPS

      NASCAR, which sanctions most of our major racing events, is controlled by William C. France and James C. France. Standard NASCAR sanction agreements require racetrack operators to pay various monies to NASCAR for each sanction event conducted. Included are sanction fees and prize and point fund monies. The prize and point fund monies are distributed by NASCAR to participants in the events. The aggregate NASCAR sanction fees and prize and point fund monies paid by us with respect to fiscal 1999, 2000 and 2001 were $45.6 million, $71.3 million and $87.9 million, respectively.

      In addition, NASCAR and ISC share a variety of expenses in the ordinary course of business. NASCAR pays rent to us for office space in our corporate office complex in Daytona Beach, Florida, and we pay rent to NASCAR for office space in Charlotte, North Carolina and New York, New York. These rents are based upon estimated fair market lease rates for comparable facilities. NASCAR also reimburses us for 50% of the compensation paid to personnel working in our legal and risk management departments, as well as 50% of the compensation expense associated with receptionists. Our payments to NASCAR for MRN Radio’s broadcast rights to NASCAR Craftsman Truck races represents an agreed-upon percentage of our advertising revenues attributable to such race broadcasts. NASCAR’s reimbursement for use of our telephone system, mailroom and janitorial, catering, transportation, graphic arts, photo and publishing services, and our reimbursement of NASCAR for use of corporate aircraft, is based on actual usage or an allocation of total actual usage. The aggregate amount paid by us to NASCAR for shared expenses, net of the amounts received from NASCAR for shared expenses, totaled approximately $356,000 during fiscal 1999. The aggregate amount received from NASCAR by us for shared expenses, net of amounts paid by us for shared expenses, totaled approximately $281,000 and $239,000 during fiscal 2000 and 2001, respectively. We strive to ensure, and management believes, that the terms of our transactions with NASCAR are no less favorable to us than could be obtained in arms’-length negotiations.

      J. Hyatt Brown, one of our directors, serves as President and Chief Executive Officer of Brown & Brown, Inc. (“Brown”). Brown has received commissions for serving as our insurance broker for several of our insurance policies, including our property and casualty policy, certain employee benefit programs and the split-dollar arrangements established for the benefit of William C. France, James C. France and their respective spouses. The aggregate commissions received by Brown in connection with our policies were approximately $185,000, $435,000, and $549,000 during fiscal 1999, 2000 and 2001, respectively.

      Walter P. Czarnecki, one of our directors, owns Raceway Services, which purchases tickets to events at many of our facilities. The price paid by Raceway Services for the tickets it purchases are established on the same basis as the price paid by other purchasers of tickets to the same events without regard to Mr. Czarnecki’s status as a director. The amounts paid for tickets by Raceway Services were approximately $141,000 and $95,000 in fiscal 2000 and 2001, respectively.

      All of the above transactions, payments and exchanges are considered normal in the ordinary course of business. Transactions, payments and exchanges similar to all of the above are planned during our current fiscal year.

      On May 5, 1999, Motorsports Alliance and the former owners of Route 66 Raceway, LLC formed Raceway Associates, which is owned 75% by Motorsports Alliance and 25% by the former owners of Route 66 Raceway, LLC. As a result of this transaction, Raceway Associates now owns Route 66 Raceway, LLC and the Route 66 Raceway motorsports complex, as well as Chicagoland Speedway. Edward H. Rensi, one of our directors, was one of the former owners of Route 66 Raceway, LLC. Mr. Rensi owned approximately 5.13% of Route 66 Raceway, LLC and as a result of the transaction now owns approximately 1.28% of Raceway Associates.

      Pursuant to the merger agreement for the Penske Motorsports acquisition, we were obligated to place three individuals designated by Penske Performance, Inc. on our board of directors and to include such designees as nominees recommended by our board of directors at future elections of directors by shareholders. If the holdings of Penske Performance fall to less than 7%, but not less than 5%, of the aggregate shares of our outstanding class A and class B common stock, we would be obligated to include as nominees for our Board of Directors only two individuals designated by Penske Performance. If the holdings of Penske Performance fall to less than 5%, but not less than 2%, of the aggregate shares of our outstanding class A and class B common stock, we would be obligated to include as a nominee for our Board of Directors only one individual designated by Penske Performance. If the holdings of Penske Performance fall to less than 2% of the aggregate shares of our outstanding class A and class B common stock, we would no longer be obligated to include any individuals designated by Penske Performance as nominees for our Board of Directors. Messrs. Roger S. Penske, Gregory W. Penske and Walter P. Czarnecki are currently the designees of Penske Performance serving on our board of directors. Penske Performance is wholly-owned by Penske Corporation, which beneficially owns more than 5% of our outstanding stock. Messrs. Penske, Penske and Czarnecki are also officers and directors of Penske Performance and other Penske Corporation affiliates. Roger S. Penske beneficially owns a majority of the voting stock of and controls Penske Corporation and its affiliates.

      During fiscal 1999 subsequent to the Penske Motorsports acquisition, Penske Corporation provided us with certain executive and legal services at a cost of approximately $313,000. During fiscal 2000 and 2001, Penske Corporation provided us with certain executive and legal services at a cost of approximately $662,000 paid in cash and $496,000, paid in both cash and stock, respectively. Also, we rented Penske Corporation and its affiliates certain facilities for a driving school and sold admissions to our events, hospitality suite occupancy and related services, merchandise, apparel and racing tires and accessories to Penske Corporation, its affiliates and other related companies. In fiscal 1999 subsequent to the Penske Motorsports acquisition, Penske Corporation, its affiliates and other related companies paid approximately $759,000 for the aforementioned goods and services. In fiscal 2000 and 2001, Penske Corporation, its affiliates and other related companies paid approximately $3.6 million and $2.6 million, respectively, for these same goods and services. We have outstanding receivables and payables/accrued expenses related to Penske Corporation and its affiliates of approximately $295,000 and $186,000, respectively, at November 30, 2000 and $389,000 and $30,000 respectively, at November 30, 2001.

      We sold our ownership in our Competition Tire subsidiaries to Competition Tire, LLC on November 15, 2000. The ownership of Competition Tire, LLC includes Competition Tire East, Inc. (an unrelated entity), Penske Performance Holdings Corp. (a wholly-owned subsidiary of Penske Corporation) and certain former members of management of our Competition Tire subsidiaries.

CERTAIN UNITED STATES TAX CONSIDERATIONS OF NON-U.S. HOLDERS

      A general discussion of certain U.S. federal income and estate tax consequences of the acquisition, ownership and disposition of class A common stock applicable to Non-U.S. Holders (as defined) of class A common stock is set forth below. In general, a “Non-U.S. Holder” is a person that, for U.S. federal income tax purposes, is a non-resident alien individual, a foreign corporation, a foreign partnership, or a foreign estate or trust. This discussion is based on current law and is provided for general information only. This discussion does not address aspects of U.S. federal taxation other than income and estate taxation and does not address the effects of state, local and foreign tax laws. This discussion does not purport to deal with all aspects of U.S. federal income and estate taxation that might be relevant to particular holders in light of their personal investment circumstances or status, nor does it discuss the U.S. federal income or estate tax consequences to certain types of holders subject to special treatment under such laws (for example, insurance companies, pass-through entities, tax-exempt organizations, financial institutions or broker-dealers). This discussion is based on the Internal Revenue Code of 1986, as amended, Treasury Regulations promulgated thereunder and administrative and judicial interpretations thereof, all of which are subject to change, possibly with retroactive effect. Accordingly, prospective investors are urged to consult their tax advisors regarding the United States federal, state, local and foreign income and other tax consequences of acquiring, holding and disposing of class A common stock.

Dividends

      In general, the gross amount of dividends paid to a Non-U.S. Holder will be subject to U.S. withholding tax at a 30% rate (or any lower rate prescribed by an applicable tax treaty); however, if the dividends are effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States and a Form W-8ECI is filed with the withholding agent, subject to a lower rate or exemption from tax under an applicable treaty, the dividend will be taxed at ordinary U.S. federal income tax rates. In the case of a Non-U.S. Holder that is a corporation, effectively connected income may also be subject to the branch profits tax (which is generally imposed on a foreign corporation on the actual or deemed repatriation from the United States of earnings and profits attributable to U.S. trade or business income), except to the extent that an applicable tax treaty provides otherwise. For purposes of determining whether tax is to be withheld at a reduced rate under an income tax treaty, a Non-U.S. Holder will be required to file a Form W-8BEN with the withholding agent certifying its entitlement to benefits under a treaty. In addition, where dividends are paid to a holder that is a partnership or other pass-through entity, persons holding an interest in the entity may need to provide the certification.

Sale of Common Stock

      Generally, a Non-U.S. Holder will not be subject to United States federal income tax on any gain realized upon the disposition of his or her class A common stock unless: (i) we are or have been a “U.S. real property holding corporation” for federal income tax purposes, at any time within the shorter of the five-year period preceding the disposition and the Non-U.S. Holder’s holding period; (ii) the gain is effectively connected with a trade or business carried on by the Non-U.S. Holder within the United States, unless an applicable tax treaty provides otherwise; (iii) the class A common stock is disposed of by an individual Non-U.S. Holder who holds the class A common stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition or (iv) the Non-U.S. Holder is an individual who lost his U.S. citizenship within the last 10 years and such loss had, as one of its principal purposes, the avoidance of taxes. We have not made a determination as to whether we are a U.S. real property holding corporation, and there can be no assurance that we have not been, are not, or will not become a U.S. real property holding corporation. If we have been, are or become a U.S. real property holding corporation at any time during the shorter of the five-year period preceding the disposition and the Non-U.S. Holder’s holding period, generally gains realized upon a disposition of our shares of class A common stock by a Non-U.S. Holder that did not, actually or constructively, own more than 5% of our class A common stock during this period would not be subject to U.S. federal income tax, provided that our class A common stock is “regularly traded on an established securities market” within the meaning of

Section 897(c)(3) of the Internal Revenue Code. We believe that our class A common stock will be treated as regularly traded on an established securities market during any period in which it is listed on the Nasdaq National Market. Non-U.S. Holders should also consult applicable treaties, which may exempt from United States taxation gains realized upon the disposition of class A common stock in certain cases.

Estate Tax

      Class A common stock owned or treated as owned by an individual Non-U.S. Holder at the time of his death will be includable in the individual’s gross estate for U.S. federal estate tax purposes, unless an applicable treaty provides otherwise, and may be subject to U.S. federal estate tax.

Backup Withholding and Information Reporting Requirements

      We will be required to report annually to the IRS and to each Non-U.S. Holder the amount of dividends paid to, and the tax withheld with respect to, such holder, regardless of whether any tax was actually withheld. This information may also be made available to the tax authorities in the Non-U.S. Holder’s country of residence.

      U.S. information reporting requirements and backup withholding will generally apply to the dividends paid to Non-U.S. Holders and to payments to Non-U.S. Holders of the proceeds of a sale of class A common stock by a U.S. office of a broker unless such Non-U.S. Holder certifies its Non-U.S. status under penalties of perjury or otherwise establishes an exemption. Information reporting (but not backup withholding, unless the payor has actual knowledge that the payee is a U.S. person) generally will also apply to payments of the proceeds of sales of class A common stock by non-U.S. offices of U.S. brokers, or non-U.S. brokers with some types of relationships with the U.S., unless the Non-U.S. Holder complies with certain certification procedures to establish its Non-U.S. status or otherwise establishes an exemption. Information reporting and backup withholding generally will not apply to payments of the proceeds of sales of class A common stock to or through a non-U.S. office of a non-U.S. broker (absent actual knowledge that the payee is a U.S. person).

      Any amount withheld under the backup withholding rules from a payment to a Non-U.S. Holder is allowable as a credit against the holder’s U.S. federal income tax, which may entitle the Non-U.S. Holder to a refund, provided that the holder furnishes the required information to the IRS.

      Prospective purchasers of class A common stock are urged to consult their tax advisors as to the application of the current rules regarding backup withholding and information reporting and as to the effect, if any, of such rules on their acquisition, ownership and disposition of the class A common stock.

UNDERWRITING

      Salomon Smith Barney Inc., J.P. Morgan Securities Inc., Raymond James & Associates, Inc. and First Union Securities, Inc., a subsidiary of Wachovia Corporation, are acting as representatives of the underwriters named below. Subject to the terms and conditions stated in the underwriting agreement dated the date of this prospectus, each underwriter named below has agreed to purchase, and the selling stockholder has agreed to sell to that underwriter, the number of shares set forth opposite the underwriter’s name.

Number
Underwriter	of shares

Salomon Smith Barney Inc.	875,000
J.P. Morgan Securities Inc.	687,500
Raymond James & Associates, Inc.	250,000
First Union Securities, Inc.	687,500

Total	2,500,000

      The underwriting agreement provides that the obligations of the underwriters to purchase the shares included in this offering are subject to approval of legal matters by counsel and to other conditions. The underwriters are obligated to purchase all the shares (other than those covered by the over-allotment option described below) if they purchase any of the shares.

      The underwriters propose to offer some of the shares directly to the public at the public offering price set forth on the cover page of this prospectus and some of the shares to dealers at the public offering price less a concession not to exceed $1.224 per share. The underwriters may allow, and dealers may reallow, a concession not to exceed $0.10 per share on sales to other dealers. If all of the shares are not sold at the initial offering price, the representatives may change the public offering price and the other selling terms.

      The selling stockholder has granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to 375,000 additional shares of class A common stock at the public offering price less the underwriting discount. The underwriters may exercise the option solely for the purpose of covering over-allotments, if any, in connection with this offering. To the extent the option is exercised, each underwriter must purchase a number of additional shares approximately proportionate to that underwriter’s initial purchase commitment.

      We, our officers and directors, the selling stockholder and our major shareholders have agreed that, for a period of 90 days from the date of this prospectus, we and they will not, without the prior written consent of Salomon Smith Barney, dispose of or hedge any shares of our common stock or any securities convertible into or exchangeable for our common stock, subject to certain exceptions. Salomon Smith Barney in its sole discretion may release any of the securities subject to these lock-up agreements at any time without notice.

      The class A common stock is quoted on the Nasdaq National Market under the symbol “ISCA.”

      The following table shows the underwriting discounts and commissions that the selling stockholder is to pay to the underwriters in connection with this offering. These amounts are shown assuming both no exercise and full exercise of the underwriters’ option to purchase additional shares of class A common stock.

	Paid by selling stockholder

	No Exercise	Full Exercise

Per share	$2.040	$2.040
Total	$5,100,000	$5,865,000

      In connection with the offering, Salomon Smith Barney, on behalf of the underwriters, may purchase and sell shares of common stock in the open market. These transactions may include short sales, syndicate covering transactions and stabilizing transactions. Short sales involve syndicate sales of common stock in excess of the number of shares to be purchased by the underwriters in the offering, which creates a syndicate short position. “Covered” short sales are sales of shares made in an amount up to the number of shares represented by the underwriters’ over-allotment option. In determining the source of shares to close out the covered syndicate short position, the underwriters will consider, among other things, the price of shares available for purchase in the open market as compared to the price at which they may purchase shares through the over-allotment option. Transactions to close out the covered syndicate short position involve either purchases of the common stock in the open market after the distribution has been completed or the exercise of the over-allotment option. The underwriters may also make “naked” short sales of shares in excess of the over-allotment option. The underwriters must close out any naked short position by purchasing shares of common stock in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the shares in the open market after pricing that could adversely affect investors who purchase in the offering. Stabilizing transactions consist of bids for or purchases of shares in the open market while the offering is in progress.

      The underwriters also may impose a penalty bid. Penalty bids permit the underwriters to reclaim a selling concession from a syndicate member when Salomon Smith Barney repurchases shares originally sold by that syndicate member in order to cover syndicate short positions or make stabilizing purchases.

      Any of these activities may have the effect of preventing or retarding a decline in the market price of the common stock. They may also cause the price of the common stock to be higher than the price that would otherwise exist in the open market in the absence of these transactions. The underwriters may conduct these transactions on the Nasdaq National Market or in the over-the-counter market, or otherwise. If the underwriters commence any of these transactions, they may discontinue them at any time.

      We and the selling stockholder estimate that the total expenses of this offering will be $450,000.

      The underwriters have performed investment banking and advisory services for us from time to time for which they have received customary fees and expenses. The underwriters may, from time to time, engage in transactions with and perform services for us in the ordinary course of their business.

      A prospectus in electronic format may be made available on the websites maintained by one or more of the underwriters. The representatives may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. The representatives will allocate shares to underwriters that may make internet distributions on the same basis as other allocations. In addition, shares may be sold by the underwriters to securities dealers who resell shares to online brokerage account holders.

      First Union Securities, Inc., a subsidiary of Wachovia Corporation, conducts its investment banking, institutional and capital markets businesses under the trade name of Wachovia Securities. Any references to “Wachovia Securities” in this prospectus, however, do not include Wachovia Securities, Inc., a separate broker-dealer subsidiary of Wachovia Corporation and affiliate of First Union Securities, Inc. which may or may not be participating as a separate selling dealer in the distribution of the securities offered by this prospectus.

      We and the selling stockholder have agreed to indemnify the underwriters against certain liabilities, including liabilities under the Securities Act of 1933, or to contribute to payments the underwriters may be required to make because of any of those liabilities.

LEGAL MATTERS

      Certain legal matters in connection with the securities offered hereby, including the validity of the class A common stock offered through this prospectus, will be passed upon for us by Glenn R. Padgett of ISC. Mr. Padgett owns approximately 1,870 shares of class A common stock directly. In addition, certain legal matters in connection with the offering will be passed upon for us by Baker Botts L.L.P. Certain legal matters in connection with this offering will be passed upon for the underwriters by Cleary, Gottlieb, Steen & Hamilton.

INDEPENDENT PUBLIC ACCOUNTANTS

      Ernst & Young LLP, independent auditors, have audited our consolidated financial statements at November 30, 2001 and 2000, and for each of the three years in the period ended November 30, 2001, as set forth in their report. We have included our consolidated financial statements in this prospectus and elsewhere in the registration statement in reliance on Ernst & Young LLP’s report, given on their authority as experts in accounting and auditing.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      We “incorporate by reference” into this prospectus the information we file with the SEC, which means that we can disclose important information to you by referring you to those documents. The information we incorporate by reference is considered to be part of this prospectus, unless we update or supercede that information by the information contained in this prospectus or information we file subsequently that is incorporated by reference into this prospectus. We are incorporating by reference into this prospectus the following documents that we have filed with the SEC, as well as our future filings with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934 prior to the termination of the offering of these securities:

•	Our annual report on Form 10-K for the fiscal year ended November 30, 2001; and

•	the description of our class A common stock contained in our registration statement on Form S-3, filed on October 29, 1996.

      We will provide to each person, including any beneficial owner, to whom this prospectus is delivered, a copy of any or all of the information that has been incorporated by reference in this prospectus but not delivered with this prospectus. You may request a copy of these filings at no cost by writing to, telephoning or completing the request form on our website at the following address, telephone number or website:

International Speedway Corporation
1801 West International Speedway Boulevard
Daytona Beach, Florida 32114-1243
Attn: Investor Relations
Telephone: (386) 947-6406
www.iscmotorsports.com

WHERE YOU CAN FIND MORE INFORMATION

      We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission. Our SEC filings are available to the public over the internet at the SEC’s web site at http://www.sec.gov. You may also read and copy any document we file with the SEC at its public reference facilities at 450 Fifth Street, N.W., Washington, D.C. 20549. You can also obtain copies of the documents at prescribed rates by writing to the Public Reference Section of the SEC at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference facilities. You can also obtain information about us at the offices of the National Association of Securities Dealers, 1735 K St., N.W., Washington, D.C. 20006.

OTHER INFORMATION

      The Transfer Agent and Registrar for the class A common stock is SunTrust Bank, Central Florida, N.A.

      Our 2002 Annual Meeting of Shareholders is scheduled to take place on April 9, 2002. The Record Date for the meeting is January 31, 2002. As a result, purchasers of our class A common stock offered by this prospectus will not be record holders for that meeting.

INTERNATIONAL SPEEDWAY CORPORATION

REPORT OF INDEPENDENT CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors and Shareholders

International Speedway Corporation

      We have audited the accompanying consolidated balance sheets of International Speedway Corporation and subsidiaries as of November 30, 2001 and 2000, and the related consolidated statements of income, shareholders’ equity and cash flows for the years ended November 30, 2001, 2000 and 1999. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

      We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

      In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of International Speedway Corporation and subsidiaries at November 30, 2001 and 2000, and the consolidated results of their operations and their cash flows for the years ended November 30, 2001, 2000 and 1999, in conformity with accounting principles generally accepted in the United States.

/s/ Ernst & Young LLP

Jacksonville, Florida

January 11, 2002

INTERNATIONAL SPEEDWAY CORPORATION

CONSOLIDATED BALANCE SHEETS

	November 30,

	2000	2001

	(in thousands)
ASSETS
Current Assets:
Cash and cash equivalents	$50,592	$71,004
Short-term investments	200	200
Receivables, less allowance of $1,200 and $1,500, respectively	21,916	25,142
Inventories	3,009	4,583
Prepaid expenses and other current assets	10,793	6,466

Total Current Assets	86,510	107,395
Property and Equipment, net (Note 2)	794,869	855,819
Other Assets:
Equity investments (Note 8)	28,579	32,667
Goodwill, less accumulated amortization of $24,807 and $42,902, respectively (Note 1)	692,481	676,150
Restricted investments (Notes 1 and 5)	35,193	1,263
Other	27,806	28,852

	784,059	738,932

Total Assets	$1,665,438	$1,702,146

LIABILITIES AND SHAREHOLDERS’ EQUITY
Current Liabilities:
Accounts payable	$14,340	$14,918
Deferred income (Note 1)	111,492	100,932
Current portion of long-term debt (Note 5)	5,165	9,225
Other current liabilities	9,554	10,791

Total Current Liabilities	140,551	135,866
Long-Term Debt (Note 5)	470,551	402,477
Deferred Income Taxes (Note 6)	88,534	115,711
Long-Term Deferred Income (Note 1)	11,780	11,709
Other Long-Term Liabilities	—	961
Minority Interest (Note 3)	3,151	—
Commitments and Contingencies (Note 8)	—	—
Shareholders’ Equity (Notes 1 and 7):
Class A Common Stock, $.01 par value, 80,000,000 shares authorized; 23,687,603 and 24,500,608 issued and outstanding in 2000 and 2001, respectively	237	245
Class B Common Stock, $.01 par value, 40,000,000 shares authorized; 29,457,567 and 28,663,224 issued and outstanding in 2000 and 2001, respectively	294	287
Additional paid-in capital	690,114	691,670
Retained earnings	262,846	346,844
Accumulated other comprehensive loss (Note 1)	—	(961)

	953,491	1,038,085
Less unearned compensation-restricted stock (Note 11)	2,620	2,663

Total Shareholders’ Equity	950,871	1,035,422

Total Liabilities and Shareholders’ Equity	$1,665,438	$1,702,146

See accompanying notes

INTERNATIONAL SPEEDWAY CORPORATION

CONSOLIDATED STATEMENTS OF INCOME

	Year Ended November 30,

	1999	2000	2001

	(in thousands, except per share amounts)
REVENUES:
Admissions, net	$133,897	$192,789	$214,494
Motorsports related income	115,570	175,809	238,208
Food, beverage and merchandise income	46,668	66,880	70,575
Other income	2,587	4,952	5,233

	298,722	440,430	528,510
EXPENSES:
Direct expenses:
Prize and point fund monies and NASCAR sanction fees	45,615	71,260	87,859
Motorsports related expenses	51,590	82,230	98,458
Food, beverage and merchandise expenses	25,539	38,448	38,251
General and administrative expenses	54,956	75,030	79,953
Depreciation and amortization	25,066	51,150	54,544

	202,766	318,118	359,065

Operating income	95,956	122,312	169,445
Interest income	8,780	6,156	3,446
Interest expense	(6,839)	(30,380)	(26,505)
Equity in net (loss) income from equity investments	(1,819)	(631)	2,935
Minority interest	(796)	(100)	992
North Carolina Speedway litigation (Note 8)	—	(5,523)	—

Income before income taxes	95,282	91,834	150,313
Income taxes (Note 6)	38,669	41,408	62,680

Net income	$56,613	$50,426	$87,633

Basic earnings per share (Note 1)	$1.22	$0.95	$1.65

Diluted earnings per share (Note 1)	$1.22	$0.95	$1.65

Dividends per share (Note 1)	$0.06	$0.06	$0.06

Basic weighted average shares outstanding (Note 1)	46,394,614	52,962,646	52,996,660

Diluted weighted average shares outstanding (Note 1)	46,518,977	53,049,293	53,076,828

See accompanying notes

INTERNATIONAL SPEEDWAY CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN SHAREHOLDERS’ EQUITY

	Class A	Class B			Accumulated
	Common	Common			Other	Unearned
	Stock	Stock	Additional		Comprehensive	Compensation —	Total
	$.01 Par	$.01 Par	Paid-in	Retained	Income	Restricted	Shareholders’
	Value	Value	Capital	Earnings	(Loss)	Stock	Equity

	(in thousands)
Balance at November 30, 1998	$115	$316	$205,089	$163,201	$—	$(1,866)	$366,855
Net income	—	—	—	56,613	—	—	56,613
Issuance of common stock for acquisition	100	—	480,472	—	—	—	480,572
Cash dividends ($.06 per share)	—	—	—	(2,586)	—	—	(2,586)
Change in equity investment	—	—	(90)	—	—	—	(90)
Restricted stock grant (Note 11)	—	—	1,035	—	—	(1,035)	—
Reacquisition of previously issued common stock	—	—	(314)	(796)	—	—	(1,110)
Conversion of Class B Common Stock to Class A Common Stock	14	(14)	—	—	—	—	—
Income tax benefit related to restricted stock plan (Note 11)	—	—	1,129	—	—	—	1,129
Amortization of unearned compensation (Note 11)	—	—	—	—	—	1,087	1,087

Balance at November 30, 1999	229	302	687,321	216,432	—	(1,814)	902,470
Net income	—	—	—	50,426	—	—	50,426
Cash dividends ($.06 per share)	—	—	—	(3,188)	—	—	(3,188)
Restricted stock grant (Note 11)	—	—	1,978	—	—	(1,978)	—
Reacquisition of previously issued common stock	—	—	(354)	(824)	—	—	(1,178)
Conversion of Class B Common Stock to Class A Common Stock	8	(8)	—	—	—	—	—
Income tax benefit related to restricted stock plan (Note 11)	—	—	1,169	—	—	—	1,169
Amortization of unearned compensation (Note 11)	—	—	—	—	—	1,172	1,172

Balance at November 30, 2000	237	294	690,114	262,846	—	(2,620)	950,871
Comprehensive income
Net income	—	—	—	87,633	—	—	87,633
Cumulative effect of change in accounting for interest rate swap (Note 1)	—	—	—	—	472	—	472
Interest rate swap (Note 1)	—	—	—	—	(1,433)	—	(1,433)

Total comprehensive income							86,672
Cash dividends ($.06 per share)	—	—	—	(3,190)	—	—	(3,190)
Restricted stock grant (Note 11)	1	—	1,789	—	—	(1,790)	—
Reacquisition of previously issued common stock	—	—	(520)	(445)	—	—	(965)
Conversion of Class B Common Stock to Class A Common Stock	7	(7)	—	—	—	—	—
Forfeiture of restricted shares	—	—	(178)	—	—	128	(50)
Income tax benefit related to restricted stock plan (Note 11)	—	—	465	—	—	—	465
Amortization of unearned compensation (Note 11)	—	—	—	—	—	1,619	1,619

Balance at November 30, 2001	$245	$287	$691,670	$346,844	$(961)	$(2,663)	$1,035,422

See accompanying notes

INTERNATIONAL SPEEDWAY CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Year Ended November 30,

	1999	2000	2001

	(in thousands)
OPERATING ACTIVITIES
Net income	$56,613	$50,426	$87,633
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortization	25,066	51,150	54,544
Amortization of unearned compensation	1,087	1,172	1,619
Amortization of financing costs	477	1,418	1,566
Deferred income taxes	14,458	20,254	27,177
Undistributed loss (gain) from equity investments	1,819	631	(2,935)
Minority interest	796	100	(992)
Other	—	(254)	722
Changes in operating assets and liabilities
Receivables, net	6,413	(7,350)	(3,226)
Inventories, prepaid expenses and other current assets	3,549	(1,454)	3,394
Accounts payable and other current liabilities	6,951	(13,225)	1,815
Deferred income	(16,789)	37,206	(10,631)

Net cash provided by operating activities	100,440	140,074	160,686
INVESTING ACTIVITIES
Change in short-term investments, net	53,937	490	—
Capital expenditures	(126,596)	(132,661)	(98,379)
Acquisition, net of cash acquired	(133,440)	(215,627)	(3,878)
Proceeds from sale of Competition Tire	—	7,769	—
Equity investments	(17,723)	(11,859)	(1,202)
Advances to affiliate	—	(5,812)	(1,500)
Change in restricted investments, net	(242,429)	260,736	33,930
Other, net	(3,245)	(2,488)	(925)

Net cash used in investing activities	(469,496)	(99,452)	(71,954)
FINANCING ACTIVITIES
Net borrowings (payments) under credit facilities	92,022	(20,500)	(59,000)
Payment of long-term debt	(2,082)	(2,655)	(5,165)
Proceeds from long-term debt	294,276	—	—
Reacquisition of previously issued common stock	(1,110)	(1,178)	(965)
Cash dividends paid	(2,586)	(3,188)	(3,190)
Deferred financing fees	(12,329)	(320)	—

Net cash provided by (used in) financing activities	368,191	(27,841)	(68,320)

Net (decrease) increase in cash and cash equivalents	(865)	12,781	20,412
Cash and cash equivalents at beginning of period	38,676	37,811	50,592

Cash and cash equivalents at end of period	$37,811	$50,592	$71,004

See accompanying notes

INTERNATIONAL SPEEDWAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

November 30, 2001

Note 1.	Description of Business, Basis of Presentation and Summary of Significant Accounting Policies

Description of Business

      International Speedway Corporation, including its majority-owned subsidiaries (collectively the “Company”), is a leading promoter of motorsports entertainment activities in the United States. As of November 30, 2001, the Company owned and/or operated twelve of the nation’s major motorsports facilities as follows:

Track Name	Location	Track Length

Daytona International Speedway	Daytona Beach, Florida	2.5 Miles
Talladega Superspeedway	Talladega, Alabama	2.6 Miles
Michigan International Speedway	Brooklyn, Michigan	2.0 Miles
Richmond International Raceway	Richmond, Virginia	0.8 Miles
California Speedway	Fontana, California	2.0 Miles
Kansas Speedway	Kansas City, Kansas	1.5 Miles
Phoenix International Raceway	Phoenix, Arizona	1.0 Mile
Homestead-Miami Speedway	Homestead, Florida	1.5 Miles
North Carolina Speedway	Rockingham, North Carolina	1.0 Mile
Darlington Raceway	Darlington, South Carolina	1.3 Miles
Watkins Glen International	Watkins Glen, New York	3.4 Miles
Nazareth Speedway	Nazareth, Pennsylvania	1.0 Mile

      In addition, Raceway Associates, LLC (“Raceway Associates”), in which the Company holds a 37.5% indirect equity interest, owns and operates Chicagoland Speedway and Route 66 Raceway, two nationally recognized major motorsports facilities in Joliet, Illinois.

      In fiscal 2001, these motorsports facilities promoted well over 100 stock car, open-wheel, sports car, truck, motorcycle and other racing events, including 20 NASCAR Winston Cup Series events, 16 NASCAR Busch Series, Grand National Division events, eight NASCAR Craftsman Truck Series events, five Indy Racing League (“IRL”) Indy Racing Northern Light Series events, three Championship Auto Racing Teams (“CART”) FedEx Championship Series events, two National Hot Rod Association (“NHRA”) national events, the premier sports car endurance event in the United States (the Rolex 24 at Daytona sanctioned by the Grand American Road Racing Association (“Grand Am”)) and a number of prestigious motorcycle events.

      The Company’s business consists principally of racing events at these major motorsports facilities, which, in total, currently have more than 1 million grandstand seats. The Company also conducts, either through operations of the facility or through its wholly-owned subsidiaries operating under the name “Americrown,” souvenir merchandising operations, food and beverage concession operations and catering services to corporate customers both in suites and chalets at most of the Company’s motorsports facilities. However, the Company does not currently conduct food, beverage and catering operations at California or catering operations at Phoenix and the Company provides catering services only in chalets at North Carolina. The Company, under the name Americrown, also produces and markets motorsports-related merchandise such as apparel, souvenirs and collectibles to retail customers, through catalog and internet sales and directly to dealers.

      MRN Radio, the Company’s proprietary radio network, produces and syndicates NASCAR Winston Cup Series, NASCAR Busch Series, Grand National Division, NASCAR Craftsman Truck Series and

INTERNATIONAL SPEEDWAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

other races promoted by the Company, as well as some races promoted by others. MRN Radio also produces daily and weekly NASCAR racing programs.

      The Company owns and operates DAYTONA USA — The Ultimate Motorsports Attraction, a motorsports-themed entertainment complex and the Official Attraction of NASCAR that includes interactive media, theaters, historical memorabilia and exhibits, tours and riding/driving experiences of Daytona International Speedway.

Significant Accounting Policies

      Principles of Consolidation. The accompanying consolidated financial statements include the accounts of International Speedway Corporation and its majority-owned subsidiaries. All material intercompany accounts and transactions have been eliminated in consolidation.

      Cash and Cash Equivalents. For purposes of reporting cash flows, cash and cash equivalents include cash on hand, bank demand deposit accounts, repurchase agreements and money market accounts at investment firms. Cash and cash equivalents exclude certificates of deposit, obligations of U.S. Government Agencies, U.S. Treasury Notes and U.S. Treasury Bills, regardless of original maturity.

      The Company maintained its cash primarily with one financial institution at November 30, 2001. The Company believes that it is not exposed to any significant credit risk on its cash balances due to the strength of the financial institution.

      Investments. The Company accounts for investments in accordance with Statement of Financial Accounting Standard (“SFAS”) No. 115, “Accounting for Certain Investments in Debt and Equity Securities.”

      Short-term investments consist of certificates of deposit which are due in one year or less. Certificates of deposit are readily convertible to cash and are stated at cost.

      Inventories. Inventories of items for resale are stated at the lower of cost, determined on the first-in, first-out basis, or market.

      Property and Equipment (Note 2). Property and equipment, including improvements to existing facilities, are stated at cost. Depreciation is provided for financial reporting purposes using the straight-line method over the estimated useful lives as follows:

Buildings, grandstands and tracks	5-34 years
Furniture and equipment	3-20 years

      The carrying values of property and equipment are evaluated for impairment based upon expected future undiscounted cash flows. If events or circumstances indicate that the carrying value of an asset may not be recoverable, an impairment loss would be recognized equal to the difference between the carrying value of the asset and its fair value.

      Equity Investments. Equity investments are accounted for using the equity method of accounting. The Company’s equity in the net income (loss) from equity investments is recorded as income (loss) with a corresponding increase (decrease) in the investment. Dividends received reduce the investment. The Company recognizes the effects of transactions involving the sale or distribution by an equity investee of its common stock as capital transactions.

      Equity investments at November 30, 2000 and 2001, include the Company’s interest in Motorsports Alliance, LLC (“Motorsports Alliance”) (owned 50% by the Company and 50% by Indianapolis Motor Speedway Corp.), which owns a 75% interest in Raceway Associates. Raceway Associates owns and operates Route 66 Raceway and Chicagoland Speedway (See Note 8).

INTERNATIONAL SPEEDWAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company’s share of undistributed equity in the earnings (losses) from equity investments included in retained earnings at November 30, 2000 and 2001 was approximately ($1.4) million and $1.6 million, respectively.

      Goodwill (Note 3). Goodwill resulting from acquisitions prior to July 1, 2001 is being amortized by the straight-line method over 40 years. Recoverability of intangibles is assessed using estimated undiscounted cash flows of related operations. Amortization expense for the years ended November 30, 1999, 2000 and 2001 was approximately $5.4 million, $18.2 million and $18.1 million, respectively. In fiscal 1999, 2000 and 2001, approximately $4.0 million, $12.0 million and $11.9 million, respectively, is not deductible for tax purposes (See Note 1 — “New Accounting Pronouncements”).

      Restricted Investments. Restricted investments reflect deposits in trustee administered accounts for the benefit of the Kansas Speedway project (See Note 5).

      Deferred Financing Fees. Deferred financing fees are amortized over the term of the related debt and are included in other non-current assets.

      Derivative Financial Instruments (Note 12). The Company uses interest rate swap agreements to minimize the impact of interest rate fluctuations on certain fixed and floating interest rate long-term borrowings. The differential paid or received on interest rate swap agreements is recognized as an adjustment to interest expense.

      Income Taxes (Note 6). Income taxes have been provided using the liability method in accordance with SFAS No. 109, “Accounting for Income Taxes.” Under this method, deferred tax assets and liabilities are determined based on differences between financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

      Revenue Recognition/ Deferred Income. Admission income and all race-related revenue is earned upon completion of an event and is stated net of admission and sales taxes collected. Advance ticket sales and all race-related revenue on future events are deferred until earned. Revenues from the sale of merchandise to retail customers, catalog and internet sales and direct sales to dealers are recognized at the time of the sale.

      Kansas Speedway Corporation (“KSC”) offers Founding Fan Preferred Access Speedway Seating (“PASS”) agreements which give purchasers the exclusive right and obligation to purchase KSC season-ticket packages for certain sanctioned racing events annually for thirty years under specified terms and conditions. Among the conditions, licensees are required to purchase all season-ticket packages when and as offered each year. Founding Fan PASS agreements automatically terminate without refund should owners not purchase any offered season tickets.

      Net fees received under PASS agreements are deferred and are amortized into income over the expected life of the PASS beginning in 2001.

      Advertising Expense. Advertising costs are expensed as incurred or, as in the case of race-related advertising, upon the completion of the event. Advertising expense was approximately $5.8 million, $9.4 million and $11.2 million for the years ended November 30, 1999, 2000 and 2001, respectively.

      Amortization of Unearned Compensation (Note 11). The Company accounts for its long-term incentive stock plans in accordance with Accounting Principles Board (“APB”) Opinion No. 25.

      Earnings Per Share. Basic and diluted earnings per share are calculated in accordance with SFAS No. 128, “Earnings Per Share.” The difference between basic weighted average shares and diluted weighted average shares is related to shares issued under the Company’s long-term stock incentive plans, using the treasury stock method as prescribed by the standard.

INTERNATIONAL SPEEDWAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Use of Estimates. The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      New Accounting Pronouncements. In June 1999, the Financial Accounting Standards Board (“FASB”) issued SFAS No. 137, “Accounting for Derivative Instruments and Hedging Activities — Deferral of the Effective Date of FASB Statement No. 133.” SFAS No. 137 amends SFAS No. 133, “Accounting for Derivative Instruments and Hedging Activities,” to defer its effective date to all fiscal quarters of all fiscal years beginning after June 15, 2000. SFAS No. 133 establishes accounting and reporting standards for derivative instruments including standalone instruments, such as forward currency exchange contracts and interest rate swaps or embedded derivatives and requires that these instruments be marked-to-market on an ongoing basis. These market value adjustments are to be included either in the income statement or shareholders’ equity, depending on the nature of the transaction. The Company adopted SFAS No. 133 on December 1, 2000, which resulted in an increase in total assets and shareholders’ equity of approximately $472,000, representing the fair market value of an interest rate swap hedge (See Notes 5 and 12). Subsequent changes in the fair market value of the interest rate swap are reflected in comprehensive income (loss).

      In December 1999, the Securities and Exchange Commission (“SEC”) issued Staff Accounting Bulletin (“SAB”) No. 101, “Revenue Recognition in Financial Statements” which is required to be implemented no later than the fourth quarter of fiscal years beginning after December 15, 1999, and provides guidance on the recognition, presentation and disclosures of revenue in financial statements filed with the SEC. SAB No. 101 outlines the basic criteria that must be met to recognize revenue and provides guidance for disclosures related to revenue recognition policies. The implementation of SAB No. 101 did not have a material effect on the Company’s financial position or results of operations.

      In July 2001, the FASB issued SFAS No. 141, “Business Combinations.” SFAS No. 141 supercedes prior guidance and requires that all business combinations in the scope of this statement be accounted for using the purchase method. The provisions of this statement apply to all business combinations initiated after June 30, 2001, as well as all business combinations accounted for using the purchase method for which the date of acquisition is July 1, 2001 or later. The Company adopted this statement as required on July 1, 2001, and it did not have a material affect on the financial statements.

      In July 2001, the FASB issued SFAS No. 142, “Goodwill and Other Intangible Assets.” SFAS No. 142 supercedes prior guidance and requires that goodwill no longer be amortized to earnings, but instead be annually reviewed for impairment. The impairment test under SFAS No. 142 is based on a two-step process involving; (i) comparing the estimated fair value of the related reporting unit to its net book value, and (ii) comparing the estimated implied fair value of goodwill to its carrying value. The Company has elected to early adopt SFAS No. 142 in the first quarter of 2002. Accordingly, the Company will not record amortization expense of approximately $18.4 million in fiscal 2002 based on the level of goodwill as of November 30, 2001. In addition, based on an independent appraisal firm’s valuation of the reporting unit level fair value using discounted cash flows, which reflect changes in certain assumptions since the date of the acquisitions, and the identification of qualifying intangibles, the Company expects to record a non-cash after tax charge of $513.8 million as a cumulative effect of change in accounting principle for the write-off of goodwill in the first quarter of 2002.

      The write-off of goodwill results from the use of discounted cash flows in assessment of fair value for each reporting unit as required by SFAS No. 142 and the fact that certain acquired intangible assets were not reclassified and accounted for apart from goodwill upon transition to SFAS No. 142. In addition, FASB Staff Announcement Topic No. D-100 states that the transition provisions do not allow entities to

INTERNATIONAL SPEEDWAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

“carve-out” from goodwill any intangible assets not identified and measured at fair value in the initial rendering of a business combination and subsequently accounted for separately from goodwill. At the date of the acquisitions, the Company recognized its relationships with multiple sanctioning bodies, including NASCAR, CART and IRL evidenced by the sanction agreement assets, and goodwill, as a single asset labeled “Goodwill.” The Company amortized the combined assets over their estimated useful lives of 40 years. According to SFAS No. 142, the goodwill impairment loss is measured as the excess of the carrying amount of goodwill (which included the carrying amount of the acquired intangible assets) over the implied fair value of goodwill (which excludes the fair value of the acquired intangible assets). Thus, the measured goodwill impairment loss was substantially larger than it would have been had the acquired intangible assets initially been recognized apart from goodwill.

      In August 2001, the FASB issued SFAS No. 144, “Accounting for the Impairment or Disposal of Long Lived Assets.” Consistent with prior guidance, SFAS No. 144 continues to require a three-step approach for recognizing and measuring the impairment of assets to be held and used. Assets to be sold must be stated at the lower of the asset’s carrying amount or fair value and depreciation is no longer recognized. SFAS No. 144 is effective for fiscal years beginning after December 15, 2001. The adoption of SFAS No. 144 is not expected to have a material impact on the Company’s financial position or results of operations.

      Comparability. For comparability, certain 1999 and 2000 amounts have been reclassified where appropriate to conform with the presentation adopted in 2001.

Note 2.	Property and Equipment

      Property and equipment consists of the following as of November 30 (in thousands):

	2000	2001

Land and leasehold improvements	$204,979	$207,406
Buildings, grandstands and tracks	510,603	709,018
Furniture and equipment	70,247	76,363
Construction in progress	125,982	15,720

	911,811	1,008,507
Less accumulated depreciation	116,942	152,688

	$794,869	$855,819

      Depreciation expense was approximately $19.7 million, $32.6 million and $36.1 million for the years ended November 30, 1999, 2000 and 2001, respectively.

Note 3.	Acquisitions

      On July 26, 1999, the Company acquired the approximately 88%, or 12.2 million outstanding common shares, of Penske Motorsports, Inc. (“PMI”) that it did not already own for approximately $129.8 million and 10,029,861 shares of the Company’s Class A Common Stock. Transaction costs, net of cash acquired in the transaction, totaled approximately $3.6 million. The total cash and stock consideration issued in the transaction was approximately $611.1 million.

      Motorsports facilities acquired in the transaction include Michigan International Speedway in Brooklyn, Michigan; California Speedway in Fontana, California; North Carolina Speedway in Rockingham, North Carolina; and Nazareth Speedway in Nazareth, Pennsylvania. The Company also acquired PMI’s 45% interest in Homestead-Miami Speedway, LLC (“Miami”), bringing the Company’s ownership in that facility to 90%, as well as several PMI merchandising subsidiaries. The acquisition was accounted

INTERNATIONAL SPEEDWAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

for under the purchase method of accounting and, accordingly, the results of their operations as well as Miami, have been included in the Company’s consolidated statements of income as of the date of acquisition.

      The transaction purchase price was allocated to the assets and liabilities of PMI and Miami based upon their fair market values at the acquisition date. The excess of the purchase price over the fair value of the net assets acquired was allocated as goodwill of approximately $512.9 million and assembled workforce of approximately $1.5 million, which are being amortized on a straight line basis over 40 years and five years, respectively, through November 30, 2001. The amount amortized during the years ended November 30, 1999, 2000 and 2001 was approximately $4.4 million, $13.3 million and $13.1 million, respectively.

      On December 1, 1999, the Company acquired Richmond International Raceway (“Richmond”) for approximately $215.6 million, including acquisition costs. The Richmond acquisition was accounted for under the purchase method of accounting and, accordingly, the results of operations have been included in the Company’s consolidated statements of income since the date of acquisition.

      The purchase price was allocated to the assets and liabilities acquired based upon their fair market values at the acquisition date. The excess of the purchase price over the fair value of the net assets acquired was approximately $169.3 million and was recorded as goodwill, which is being amortized on a straight line basis over 40 years, through November 30, 2001. The amount amortized during each of the years ended November 30, 2000 and 2001 was approximately $4.2 million.

      On October 1, 2001, the Company acquired the remaining 10% interest it did not already own in Miami for $3.9 million. As predetermined in the July 1997 Purchase Agreement when the Company acquired its initial 40% interest in Miami, the purchase price was based on 10% of the negotiated facility valuation as of July 1997, plus interest. The acquisition was accounted for under the purchase method of accounting.

Note 4.	Divestiture

      On November 15, 2000, the Company entered into a Stock Purchase Agreement with Competition Tire, LLC (an unrelated entity) for the sale of the Company’s ownership in its Competition Tire subsidiaries. The Company received approximately $7.8 million and recognized a gain of approximately $200,000, net of tax, on the transaction (See Note 9).

Note 5.	Long-Term Debt

      Long-term debt consists of the following as of November 30 (in thousands):

	2000	2001

Senior Notes, net of discount of $269 and $199, respectively	$224,731	$224,801
Credit facilities	149,000	90,000
TIF bond debt service funding commitment, net of discount of $1,565 and $1,484, respectively	68,935	68,851
Term debt	27,500	23,500
Notes payable	5,550	4,550

	475,716	411,702
Less: current portion	5,165	9,225

	$470,551	$402,477

INTERNATIONAL SPEEDWAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

 Schedule of Payments

2002	$9,225
2003	5,775
2004	301,890
2005	27,505
2006	635
Thereafter	68,355

413,385
Discount	1,683

$411,702

      The Company’s $225 million principal amount of unsecured senior notes (“Senior Notes”) bear interest at 7.875% and rank equally with all of the Company’s other senior unsecured and unsubordinated indebtedness. The Senior Notes require semi-annual interest payments through maturity on October 15, 2004. The Senior Notes may be redeemed in whole or in part, at the option of the Company, at any time or from time to time at a redemption price as defined in the indenture. The Company’s subsidiaries are guarantors of the Senior Notes (See Note 15). The Senior Notes also contain various restrictive covenants.

      The Company’s $250 million senior revolving credit facility (“Credit Facility”) matures on March 31, 2004, and accrues interest at LIBOR plus 50-100 basis points based on certain financial criteria. At November 30, 2001, the Company had outstanding borrowings of $70 million under the Credit Facility. The Credit Facility contains various restrictive covenants.

      The Company’s Miami subsidiary has a $20 million credit facility (“Miami Credit Facility”) and a $23.5 million term loan (“Term Loan”). The Miami Credit Facility and Term Loan are guaranteed by the Company and have the same interest terms and restrictive covenants as the Company’s Credit Facility. The Miami Credit Facility will be automatically reduced to $15 million on December 31, 2002 and will mature on December 31, 2004. At November 30, 2001, the Company had outstanding borrowings of $20 million under the Miami Credit Facility. The Term Loan is payable in annual installments, which range from $4.5 million to $7.0 million. The Company’s Miami subsidiary also has an interest rate swap agreement that effectively fixes the floating rate on the outstanding balance under the Term Loan at 5.6% plus 50-100 basis points, based on certain consolidated financial criteria, for the remainder of the loan period (See Note 12).

      In January 1999, the Unified Government of Wyandotte County/ Kansas City, Kansas (“Unified Government”), issued approximately $71.3 million in taxable special obligation revenue (“TIF”) bonds in connection with the financing of the construction of the Kansas Speedway. The TIF bonds are comprised of a $21.6 million, 6.15% term bond due December 1, 2017 and a $49.7 million, 6.75% term bond due December 1, 2027. The TIF bonds are repaid by the Unified Government, with payments made in lieu of property taxes (“Funding Commitment”) by KSC. Principal (mandatory redemption) payments per the Funding Commitment are payable by KSC on October 1 of each year. The semi-annual interest component of the Funding Commitment is payable on April 1 and October 1 of each year. KSC granted a mortgage and security interest in the Kansas project for its Funding Commitment obligation. The bond financing documents contain various restrictive covenants. The Company has agreed to guarantee KSC’s Funding Commitment until certain financial conditions have been met.

      Simultaneous with the issuance of the TIF bonds, KSC deposited into a trust account the unexpended portion of its initial $77.9 million equity commitment to the Kansas project. The unexpended portion of

INTERNATIONAL SPEEDWAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

KSC’s equity contribution remaining in the trust account is classified as Restricted Investments on the Company’s balance sheet (See Note 1).

      Total interest incurred by the Company was approximately $6.8 million, $30.4 million and $26.5 million for the years ended November 30, 1999, 2000 and 2001, respectively. Total interest capitalized for the years ended November 30, 1999, 2000 and 2001 was approximately $3.3 million, $8.3 million and $6.9 million, respectively.

      Financing costs of approximately $10.9 million and $9.2 million, net of accumulated amortization, have been deferred and are included in other assets at November 30, 2000 and 2001, respectively. These costs are being amortized on an effective yield method over the life of the related financing.

Note 6.	Federal and State Income Taxes

      Deferred income taxes reflect the net tax effects of temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and the amounts used for income tax purposes. Substantially all of the deferred tax liability results from the excess of tax accelerated depreciation and amortization over depreciation and amortization for financial reporting purposes.

      Significant components of the provision for income taxes are as follows (in thousands):

	Year Ended November 30,

	1999	2000	2001

Current tax expense:
Federal	$20,921	$18,661	$31,560
State	3,030	2,493	3,944
Deferred tax expense (benefit):
Federal	14,843	19,725	23,986
State	(125)	529	3,190

Provision for income taxes	$38,669	$41,408	$62,680

      The reconciliation of income tax computed at the federal statutory tax rates to income tax expense is as follows (percent of pre-tax income):

	Year Ended November 30,

	1999	2000	2001

Income tax computed at federal statutory rates	35.0%	35.0%	35.0%
State income taxes, net of federal tax benefit	3.6	2.1	3.1
Nondeductible goodwill	1.5	4.6	2.8
North Carolina Speedway litigation	—	1.8	—
Other, net	0.5	1.5	0.8

	40.6%	45.0%	41.7%

      The Company has recorded a deferred tax asset of approximately $1.2 million related to various state net operating loss carryforwards that expire in varying amounts beginning in fiscal 2020.

Note 7.     Capital Stock

      The Company’s authorized capital includes 80 million shares of Class A Common Stock, par value $.01 (“Class A Common Stock”), 40 million shares of Class B Common Stock, par value $.01 (“Class B

INTERNATIONAL SPEEDWAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Common Stock”), and one million shares of Preferred Stock, par value $.01 (“Preferred Stock”). The shares of Class A Common Stock and Class B Common Stock are identical in all respects, except for voting rights and certain dividend and conversion rights as described below. Each share of Class A Common Stock entitles the holder to one-fifth ( 1/5) vote on each matter submitted to a vote of the Company’s shareholders and each share of Class B Common Stock entitles the holder to one (1) vote on each such matter, in each case including the election of directors. Holders of Class A Common Stock and Class B Common Stock are entitled to receive dividends at the same rate if and when declared by the Board of Directors out of funds legally available therefrom, subject to the dividend and liquidation rights of any Preferred Stock that may be issued and outstanding. Class A Common Stock has no conversion rights. Class B Common Stock is convertible into Class A Common Stock, in whole or in part, at any time at the option of the holder on the basis of one share of Class A Common Stock for each share of Class B Common Stock converted. Each share of Class B Common Stock will also automatically convert into one share of Class A Common Stock if, on the record date of any meeting of the shareholders, the number of shares of Class B Common Stock then outstanding is less than 10% of the aggregate number of shares of Class A Common Stock and Class B Common Stock then outstanding.

      The Board of Directors of the Company is authorized, without further shareholder action, to divide any or all shares of the authorized Preferred Stock into series and fix and determine the designations, preferences and relative rights and qualifications, limitations, or restrictions thereon of any series so established, including voting powers, dividend rights, liquidation preferences, redemption rights and conversion privileges. No shares of Preferred Stock are outstanding. The Board of Directors has not authorized any series of Preferred Stock, and there are no plans, agreements or understandings for the authorization or issuance of any shares of Preferred Stock.

Note 8.     Commitments and Contingencies

      A.     In 1985, International Speedway Corporation (“ISC”) established a salary incentive plan (the “ISC Plan”) designed to qualify under Section 401(k) of the Internal Revenue Code. Employees of ISC and certain participating subsidiaries who have completed one month of continuous service are eligible to participate in the ISC Plan. After twelve months of continuous service, matching contributions are made to a savings trust (subject to certain limits) concurrent with employees’ contributions. The level of the matching contribution depends upon the amount of the employee contribution. Employees become 100% vested upon entrance to the ISC Plan.

      The contribution expense for the ISC Plan was approximately $580,000, $934,000 and $1.2 million for the years ended November 30, 1999, 2000, and 2001, respectively.

      As a result of the PMI acquisition, the Company assumed the PMI non-contributory profit-sharing plan, which covers employees who meet certain length of service requirements, and the PMI defined contribution plan under Section 401(k) of the Internal Revenue Code (collectively the “PMI Plans”). Contributions of approximately $158,000 were made to the PMI Plans for the fiscal year ended November 30, 1999. In April 2000, the PMI Plans were merged into the ISC Plan.

      B.     The estimated cost to complete construction in progress at November 30, 2001 at the Company’s existing facilities is approximately $35.8 million, which includes the amounts related to Kansas Speedway which are included in Restricted Investments (See Notes 1 and 5).

      The Company is a member of Motorsports Alliance, which owns a 75% interest in Raceway Associates. Raceway Associates owns and operates Route 66 Raceway and Chicagoland Speedway (See Note 1). The Chicagoland Speedway development was financed through equity contributions of approximately $50 million from Motorsports Alliance and approximately $50 million in borrowings by Raceway Associates. The members of Motorsports Alliance have agreed to guarantee up to $50 million in

INTERNATIONAL SPEEDWAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

borrowings by Raceway Associates on a pro rata basis until such time as the operations of Raceway Associates meet certain financial criteria. Through November 30, 2001, the Company has contributed approximately $35.2 million to Motorsports Alliance, including $25.0 million, which fulfilled the Company’s portion of Motorsports Alliances’s $50 million equity commitment and $6.9 million in approved advances. At November 30, 2001, Raceway Associates has borrowed approximately $47.8 million for the Chicagoland Speedway construction under the arrangement discussed above, which is currently guaranteed by the members of Motorsports Alliance.

      C.     The Company operates the Homestead-Miami Speedway under an operating agreement which expires December 31, 2032 and provides for subsequent renewal terms through December 31, 2075. The future minimum payments under such agreement are as follows, (in thousands):

Fiscal year ending November 30,	Amount

2002	$2,215
2003	2,215
2004	2,215
2005	2,215
2006	2,215
Thereafter	37,785

Total	$48,860

      Expenses incurred under this agreement for each of the years ended November 30, 1999, 2000 and 2001 was $2.2 million.

      D.     The Company is from time to time a party to routine litigation incidental to its business. Management does not believe that the resolution of any or all of such litigation is likely to have a material adverse effect on the Company’s financial condition or results of operations. In addition to such routine litigation incident to its business, the Company has been party to other legal proceedings which were concluded during the year ending November 30, 2000 as described below:

     Souvenir Litigation

      The Company and certain subsidiaries were parties to legal proceedings alleging price-fixing activities in connection with the sale of souvenirs and merchandise which have been settled. The settlements were given final approval by the courts, and final orders were entered in the legal proceedings on August 25, 2000.

      Under the terms of the settlement agreements, without any admission of wrongdoing on their part, the Company and its subsidiaries, Americrown Service Corporation (“Americrown”) and Motorsports International Corp. (“Motorsports International”) paid approximately $4.6 million in cash and agreed to redeem $6 million in souvenir merchandise discount coupons to settle with classes which encompass all purchasers of souvenirs and merchandise at NASCAR Winston Cup events during the period from January 1, 1991 to August 25, 2000. In the third quarter of fiscal 1999 the Company accrued approximately $2.8 million representing Americrown’s cash portion of the proposed souvenir litigation settlement. The remaining $1.8 million is attributable to Motorsports International and was recorded as a part of the PMI merger purchase price. The effects of the discount coupon program are being recognized as the coupons are redeemed. The cash payments were remitted in fiscal year 2000.

INTERNATIONAL SPEEDWAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

     North Carolina Speedway Litigation

      In connection with PMI’s acquisition of North Carolina Speedway in 1997, certain of the North Carolina Speedway stockholders (constituting more than 5% of the North Carolina shares outstanding prior to acquisition) exercised their right under North Carolina law to dissent to the price paid for the common stock of North Carolina Speedway.

      On April 25, 2000, jurors in the North Carolina Speedway dissenter’s action case returned a verdict upon which a judgment was entered which entitled the dissenting shareholders to $23.47 per share, an amount $3.86 to $6.70 higher than the original consideration. The financial statements for fiscal year 2000 included an accrual of approximately $5.5 million, representing the judgment and related interest, amounts due to non-dissenting former shareholders and related legal fees. In June 2000, substantially all of the amounts related to this judgment were paid by the Company.

Note 9.     Related Party Disclosures and Transactions

      All of the racing events that take place during the Company’s fiscal year are sanctioned by various racing organizations such as the American Historic Racing Motorcycle Association (“AHRMA”), the American Motorcyclist Association (“AMA”), the Automobile Racing Club of America (“ARCA”), CART, the Championship Cup Series (“CCS”), the Federation Internationale de l’Automobile (“FIA”), the Federation Internationale Motocycliste (“FIM”), Grand Am, Historic Sportscar Racing (“HSR”), the International Race of Champions (“IROC”), IRL, NASCAR, the Professional Monster Trucks (“ProMT”), the Sports Car Club of America (“SCCA”), the Sportscar Vintage Racing Association (“SVRA”), the United States Auto Club (“USAC”) and the World Karting Association (“WKA”). NASCAR, which sanctions some of the Company’s principal racing events, is a member of the France Family Group which controls in excess of 60% of the combined voting power of the outstanding stock of the Company and some members of which serve as directors and officers. Standard NASCAR sanction agreements require racetrack operators to pay sanction fees and prize and point fund monies for each sanctioned event conducted. The prize and point fund monies are distributed by NASCAR to participants in the events. Prize and point fund monies paid by the Company to NASCAR for disbursement to competitors totaled approximately $36.2 million, $55.7 million and $75.6 million for the years ended November 30, 1999, 2000 and 2001, respectively. Grand Am sanctions various events at certain of the Company’s facilities. While certain officers and directors of the Company are equity investors in GARRA, no officer or director has more than a 10% equity interest. In addition, certain officers and directors of the Company, representing a non-controlling interest, serve on Grand Am’s Board of Managers.

      In addition, NASCAR and the Company share a variety of expenses in the ordinary course of business. NASCAR pays rent to the Company for office space in the Company’s corporate office complex in Daytona Beach, Florida and the Company pays rent to NASCAR for office space in Charlotte, North Carolina and New York, New York. These rents are based upon estimated fair market lease rates for comparable facilities. NASCAR also reimburses the Company for 50% of the compensation paid to personnel working in the Company’s legal and risk management departments, as well as 50% of the compensation expense associated with receptionists. The Company’s payments to NASCAR for MRN Radio’s broadcast rights to NASCAR Craftsman Truck races represents an agreed-upon percentage of the Company’s advertising revenues attributable to such race broadcasts. NASCAR’s reimbursement for use of the Company’s telephone system, mailroom and janitorial, catering, transportation, graphic arts, photo and publishing services, and the Company’s reimbursement of NASCAR for use of corporate aircraft, is based on actual usage or an allocation of total actual usage. The aggregate amount paid by the Company to NASCAR for shared expenses, net of the amounts received from NASCAR for shared expenses, totaled approximately $356,000 during fiscal 1999. The aggregate amount received from NASCAR by the Company for shared expenses, net of amounts paid by the Company for shared expenses, totaled

INTERNATIONAL SPEEDWAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

approximately $281,000 and $239,000 during fiscal 2000 and 2001, respectively. The Company strives to ensure, and management believes, that the terms of the Company’s transactions with NASCAR are no less favorable to the Company than could be obtained in arms’-length negotiations.

      The Company entered into collateral assignment split-dollar insurance agreements covering the lives of William C. France and James C. France and their respective spouses in October 1995. Pursuant to the agreements, the Company will advance the annual premiums of approximately $1.2 million each year for a period of eight years. Upon surrender of the policies or payment of the death benefits thereunder, the Company is entitled to repayment of an amount equal to the cumulative premiums previously paid by the Company. The Company may cause the agreements to be terminated and the policies surrendered at any time after the cash surrender value of the policies equals the cumulative premiums advanced under the agreements. The Company records the insurance expense net of the increase in cash surrender value of the policies associated with these agreements.

      J. Hyatt Brown, one of the Company’s directors, serves as President and Chief Executive Officer of Brown & Brown, Inc. (“Brown”). Brown has received commissions for serving as the Company’s insurance broker for several of the Company’s insurance policies, including the Company’s property and casualty policy, certain employee benefit programs and the split-dollar arrangements established for the benefit of William C. France, James C. France and their respective spouses. The aggregate commissions received by Brown in connection with the Company’s policies were approximately $185,000, $435,000, and $549,000 during fiscal 1999, 2000 and 2001, respectively.

      Walter P. Czarnecki, one of the Company’s directors, owns Raceway Services, which purchases tickets to events at many of the Company’s facilities. The price paid by Raceway Services for the tickets it purchases are established on the same basis as the price paid by other purchasers of tickets to the same events without regard to Mr. Czarnecki’s status as a director. The amounts paid for tickets by Raceway Services were approximately $141,000 and $95,000 in fiscal 2000 and 2001, respectively.

      On May 5, 1999, Motorsports Alliance and the former owners of Route 66 Raceway, LLC formed Raceway Associates, which is owned 75% by Motorsports Alliance and 25% by the former owners of Route 66 Raceway, LLC. Edward H. Rensi, a director of the Company, was one of the former owners of the Route 66 Raceway, LLC. Mr. Rensi owned approximately 5.13% of Route 66 Raceway, LLC and as a result of the transaction, now owns approximately 1.28% of Raceway Associates.

      Pursuant to the merger agreement for the PMI acquisition (See Note 3) the Company was obligated to place three individuals designated by Penske Performance, Inc., on its board of directors and to include such designees as nominees recommended by the Company’s board of directors at future elections of directors by shareholders. If the holdings of Penske Performance, Inc. fall to less than 7%, but not less than 5%, of the aggregate shares of the Company’s outstanding Class A and Class B Common Stock, the Company would be obligated to include as nominees for its board of directors only two individuals designated by Penske Performance, Inc. If the holdings of Penske Performance, Inc. fall to less than 5%, but not less than 2%, of the aggregate shares of the Company’s outstanding Class A and Class B Common Stock, the Company would be obligated to include as a nominee for its board of directors only one individual designated by Penske Performance, Inc. If the holdings of Penske Performance, Inc. fall to less than 2% of the aggregate shares of the Company’s outstanding Class A and Class B Common Stock, the Company would no longer be obligated to include any individuals designated by Penske Performance, Inc. as nominees for the Company’s board of directors. Messrs. Roger S. Penske, Gregory W. Penske and Walter P. Czarnecki are currently the designees of Penske Performance, Inc. serving on the Company’s board of directors. Penske Performance, Inc. is wholly-owned by Penske Corporation which beneficially owns more than 5% of the outstanding stock of the Company. Messrs. Penske, Penske and Czarnecki are also officers and directors of Penske Performance, Inc. and other Penske Corporation affiliates. Roger S. Penske beneficially owns a majority of the voting stock of and controls Penske Corporation and its

INTERNATIONAL SPEEDWAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

affiliates. During fiscal 1999 subsequent to the PMI acquisition, fiscal 2000 and 2001, Penske Corporation provided the Company with certain executive and legal services at a cost of approximately $313,000, $662,000 paid in cash and $496,000, paid in both cash and stock, respectively. Also, the Company rented Penske Corporation and its affiliates certain facilities for a driving school and sold admissions to the Company’s events, hospitality suite occupancy and related services, merchandise, apparel and racing tires and accessories to Penske Corporation, its affiliates and other related companies. In fiscal 1999 subsequent to the PMI acquisition, fiscal 2000 and 2001, Penske Corporation, its affiliates and other related companies paid approximately $759,000, $3.6 million and $2.6 million, respectively, for the aforementioned goods and services. The Company has outstanding receivables and payables/accrued expenses related to Penske Corporation and its affiliates of approximately $295,000 and $186,000, respectively, at November 30, 2000 and $389,000 and $30,000, respectively, at November 30, 2001.

      The Company sold its ownership in its Competition Tire subsidiaries to Competition Tire, LLC on November 15, 2000 (See Note 4). The ownership of Competition Tire, LLC includes Competition Tire East, Inc. (an unrelated entity), Penske Performance Holdings Corp. (a wholly-owned subsidiary of Penske Corporation) and certain former members of management of the Company’s Competition Tire subsidiaries.

Note 10.     Supplemental Disclosures of Cash Flow Information

      Cash paid for income taxes and interest for respective periods is summarized as follows (in thousands):

	Year ended November 30,

	1999	2000	2001

Income taxes paid	$28,645	$21,783	$31,942

Interest paid	$7,005	$36,985	$32,032

Note 11.     Long-Term Stock Incentive Plan

      In 1996, the Company’s Board of Directors and a majority of the Company shareholders approved the 1996 Long-Term Stock Incentive Plan (the “1996 Plan”) for certain officers, employees and consultants of the Company. The 1996 Plan authorizes the grant of stock options (incentive and nonstatutory), stock appreciation rights (“SARs”) and restricted stock. The Company has reserved an aggregate of 1,000,000 shares (subject to adjustment for stock splits and similar capital changes) of the Company’s Class A Common Stock for grants under the 1996 Plan.

      Shares awarded under the 1996 Plan generally are subject to forfeiture in the event of termination of employment prior to the vesting dates. Prior to vesting, the 1996 Plan participants own the shares and may vote and receive dividends, but are subject to certain restrictions. Restrictions include the prohibition of the sale or transfer of the shares during the period prior to vesting of the shares. The Company also has the right of first refusal to purchase any shares of stock issued under the 1996 Plan which are offered for sale subsequent to vesting.

      On April 1, 1999, 2000 and 2001, the Company awarded 19,633, 44,017 and 40,592 restricted shares of the Company’s Class A Common Stock, respectively, to certain officers and managers under the 1996 Plan. The market value of shares awarded on April 1, 1999, 2000 and 2001 amounted to approximately $1.0 million, $2.0 million and $1.5 million, respectively. These shares of restricted stock, issued on April 1, awarded under the 1996 Plan vest at the rate of 50% of each award on the third anniversary of the award date and the remaining 50% on the fifth anniversary of the award date.

INTERNATIONAL SPEEDWAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Additionally on April 16, 2001, the Company awarded 6,506 restricted shares of the Company’s Class A Common Stock to certain officers under the 1996 Plan. The market value of shares awarded on April 16, 2001 amounted to $285,000. These shares of restricted stock, issued on April 16, 2001, vested on October 16, 2001.

      The market value of the shares at the date of award has been recorded as “Unearned compensation — restricted stock,” which is shown as a separate component of shareholders’ equity in the accompanying consolidated balance sheets. The unearned compensation is being amortized over the vesting periods of the shares. In accordance with APB Opinion 25, the Company will recognize a compensation charge over the vesting periods equal to the fair market value of these shares on the date of the award. The expense measured under SFAS No. 123 does not differ from that under APB Opinion 25.

      Commencing with the April 2000 annual meeting, a portion of each non-employee director’s compensation became awards of options to acquire shares of the Company’s Class A Common Stock under the 1996 Plan for their services as directors. The Company granted a total of 11,030 and 11,165 options to purchase the Company’s Class A Common Stock to the non-employee directors at exercise prices of $44.50 and $44.25 per share in April of 2000 and 2001, respectively. These options become exercisable one year after the date of grant, and expire on the tenth anniversary of the date of grant.

      On April 1, 2001, certain non-officer managers of the Company were granted a total of 24,000 options to purchase the Company’s Class A Common Stock, at an exercise price of $37.06 per share under the 1996 Plan. These options vest over a two and one-half year period and expire on the tenth anniversary of the date of grant.

      As the exercise price of these stock options equal the market price of the underlying stock on the date of grant, in accordance with APB Opinion 25 no compensation expense is recognized by the Company. For the years ended November 30, 2000 and 2001, the Company’s pro forma diluted earnings per share as adjusted for compensation expense of the stock options, determined in accordance with SFAS No. 123, does not differ from actual results.

      The tax effect of income tax deductions that differ from expense under these plans is credited or charged to additional paid-in capital.

Note 12.	Financial Instruments

      The carrying values of cash and cash equivalents, accounts receivable, short-term investments, restricted investments, accounts payable, and accrued liabilities approximate fair value due to the short-term maturities of these assets and liabilities.

      Fair values of long-term debt and interest rate swaps are based on quoted market prices at the date of measurement. The Company’s credit facilities approximate fair value as they bear interest rates that approximate market. At November 30, 2001, the fair value of the remaining long-term debt, which includes the Senior Notes, TIF bond Funding Commitment and Term Loan, as determined by quotes from financial institutions, was $327.9 million compared to the carrying amount of $317.2 million.

      The Company periodically utilizes interest rate swap agreements to limit the impact of the variable interest rate of certain long-term debt. The differential between fixed and variable rates to be paid or received on swaps is accrued as interest rates change in accordance with the agreements and is included in current interest expense. Credit risk arises from the possible inability of counterparties to meet the terms of their contracts on a net basis. The Company entered into an interest swap agreement to limit the impact of the variable interest rate on certain long-term debt. This agreement, with a principal notional amount of $23.5 million and an estimated fair value of a liability totaling $961,000 at November 30, 2001, expires at December 31, 2004.

INTERNATIONAL SPEEDWAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      In December 2001, the Company entered into an interest rate swap agreement for interest rate exposure management purposes on $100 million of the $225 million principal amount of Senior Notes. This agreement involves the receipt of fixed rate amounts in exchange for floating rate interest payments over the life of the agreement without an exchange of the underlying principal amount. The interest rate swap effectively modifies the Company’s exposure to interest risk by converting $100 million of the 7.875% fixed-rate Senior Notes to a floating rate based on six-month LIBOR, in arrears, plus a spread. The agreement is deemed to be a perfectly effective fair value hedge and therefore qualifies for the “shortcut” method of accounting under SFAS No. 133. As a result, no ineffectiveness is expected to be recognized in our earnings associated with the interest rate swap agreement.

      The Company’s interest rate swap agreements were entered into with major financial institutions which are expected to fully perform under the terms of the agreements.

Note 13.	Quarterly Data (Unaudited)

      The Company derives most of its income from a limited number of NASCAR-sanctioned races. As a result, the Company’s business has been, and is expected to remain, highly seasonal based on the timing of major events. For example, one of Darlington Raceway’s Winston Cup Series events is traditionally held on the Sunday preceding Labor Day. Accordingly, the revenue and expenses for that race and/or the related supporting events may be recognized in either the fiscal quarter ending August 31 or the fiscal quarter ending November 30.

      The Company’s fiscal 2001 results of operations are not necessarily comparable to results of fiscal 2000 as a result of the new television broadcast agreements, which began in fiscal 2001 for all NASCAR Winston Cup and NASCAR Busch Grand National events, the commencement of motorsports event operations at the Kansas facility and Chicagoland, in which we have a 37.5% interest, in fiscal 2001, the sale of the Competition Tire subsidiaries in November 2000, the acquisition of the remaining 10% interest in Miami in October 2001, and certain schedule changes for motorsports events in fiscal 2001 as compared to fiscal 2000.

      The following table presents certain unaudited financial data for each fiscal quarter of fiscal 2000 and fiscal 2001 (in thousands, except per share amounts):

	Fiscal Quarter Ended

	February 29,	May 31,	August 31,	November 30,
	2000	2000	2000	2000

Total revenue	$111,595	$98,748	$107,175	$122,912
Operating income	35,187	22,230	27,485	37,410
Net income	16,097	3,722	12,783	17,824
Basic earnings per share	0.30	0.07	0.24	0.34
Diluted earnings per share	0.30	0.07	0.24	0.34

	Fiscal Quarter Ended

	February 28,	May 31,	August 31,	November 30,
	2001	2001	2001	2001

Total revenue	$120,689	$111,996	$132,122	$163,703
Operating income	44,397	27,511	39,383	58,154
Net income	22,750	13,300	21,767	29,816
Basic earnings per share	0.43	0.25	0.41	0.56
Diluted earnings per share	0.43	0.25	0.41	0.56

INTERNATIONAL SPEEDWAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Note 14.	Segment Reporting

      The Company’s primary business is the promotion of motorsports events at its race facilities. The Company’s remaining business units, which are comprised of the radio network production and syndication of numerous racing events and programs, the operation of a motorsports-themed entertainment complex, certain souvenir merchandising operations not associated with the promotion of motorsports events at the Company’s facilities, construction management services, leasing operations, financing and licensing operations are included in the “All Other” segment. The Company evaluates financial performance of the business units on operating profit after allocation of corporate selling, general and administrative (“SG&A”) expenses. Corporate SG&A expenses are allocated to business units based on each business unit’s net revenues to total net revenues.

      The accounting policies of the segments are the same as those described in the summary of significant accounting policies. Intersegment revenues were approximately $3.9 million, $16.8 million and $10.1 million for the years ended November 30, 1999, 2000, and 2001, respectively (in thousands).

	Year Ended November 30,

	1999	2000	2001

Net revenues:
Motorsports events	$267,130	$396,664	$500,302
All other	35,494	60,582	38,353

Total	$302,624	$457,246	$538,655

Operating income:
Motorsports events	$91,913	$113,212	$160,279
All other	4,043	9,100	9,166

Total	$95,956	$122,312	$169,445

	As of November 30,

	2000	2001

Total assets:
Motorsports events	$1,521,639	$1,593,074
All other	143,799	109,072

Total	$1,665,438	$1,702,146

Note 15.	Condensed Consolidating Financial Statements

      In connection with the Senior Notes (See Note 5), the Company is required to provide condensed consolidating financial information for its subsidiary guarantors. The Company has not presented separate financial statements for each of the guarantors, because it has deemed that such financial statements would not provide the investors with any material additional information. During the year ended November 30, 2000, certain operations of the Company were segregated into wholly-owned guarantor subsidiaries of the Company. Also, during the year ended November 30, 2001, certain non-guarantor subsidiaries became guarantor subsidiaries of the Company. As a result, the financial position, results of operations and cash flows of the Company in relation to its wholly-owned guarantor and non-guarantor subsidiaries are not comparable on a period-to-period basis.

      Included are condensed consolidating balance sheets as of November 30, 2000 and 2001, and the condensed consolidating statements of income and cash flows for the years ending November 30, 1999,

INTERNATIONAL SPEEDWAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

2000 and 2001, of: (a) the Parent; (b) the guarantor subsidiaries; (c) the non-guarantor subsidiaries; (d) elimination entries necessary to consolidate Parent with guarantor and non-guarantor subsidiaries; and (e) the Company on a consolidated basis (in thousands):

	Condensed Consolidating Balance Sheet As Of November 30, 2000

		Combined	Combined
	Parent	Guarantor	Non-Guarantor
	Company	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Current assets	$47,932	$92,284	$10,019	$(63,725)	$86,510
Property and equipment, net	123,325	506,161	165,383	—	794,869
Advances to and investments in subsidiaries	1,491,683	417,329	—	(1,909,012)	—
Equity investments	—	28,579	—	—	28,579
Goodwill, net	—	661,500	30,981	—	692,481
Other assets	12,203	8,543	42,253	—	62,999

Total Assets	$1,675,143	$1,714,396	$248,636	$(1,972,737)	$1,665,438

Current liabilities	$9,638	$143,119	$25,638	$(37,844)	$140,551
Long-term debt	704,260	(1,691)	160,293	(392,311)	470,551
Deferred income taxes	29,779	64,169	(5,414)	—	88,534
Other liabilities	—	—	14,931	—	14,931
Total shareholders’ equity	931,466	1,508,799	53,188	(1,542,582)	950,871

Total Liabilities and Shareholders’ Equity	$1,675,143	$1,714,396	$248,636	$(1,972,737)	$1,665,438

	Condensed Consolidating Balance Sheet As Of November 30, 2001

		Combined	Combined
	Parent	Guarantor	Non-Guarantor
	Company	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Current assets	$22,404	$112,367	$—	$(27,376)	$107,395
Property and equipment, net	129,688	726,131	—	—	855,819
Advances to and investments in subsidiaries	1,495,643	370,038	—	(1,865,681)	—
Equity investments	—	32,667	—	—	32,667
Goodwill, net	—	676,150	—	—	676,150
Other assets	12,420	17,695	—	—	30,115

Total Assets	$1,660,155	$1,935,048	$—	$(1,893,057)	$1,702,146

Current liabilities	$5,600	$147,867	$—	$(17,601)	$135,866
Long-term debt	693,752	93,857	—	(385,132)	402,477
Deferred income taxes	36,770	78,941	—	—	115,711
Other liabilities	—	12,670	—	—	12,670
Total shareholders’ equity	924,033	1,601,713	—	(1,490,324)	1,035,422

Total Liabilities and Shareholders’ Equity	$1,660,155	$1,935,048	$—	$(1,893,057)	$1,702,146

INTERNATIONAL SPEEDWAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Condensed Consolidating Statement Of Income For The Year Ended
	November 30, 1999

		Combined	Combined
	Parent	Guarantor	Non-Guarantor
	Company	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Total revenues	$156,899	$139,329	$19,681	$(17,187)	$298,722
Total expenses	96,131	111,439	12,383	(17,187)	202,766
Operating income	60,768	27,890	7,298	—	95,956
Interest and other income (expense), net	12,880	(5,819)	(1,035)	(6,700)	(674)
Net income	46,932	9,469	6,912	(6,700)	56,613

	Condensed Consolidating Statement Of Income For The Year Ended
	November 30, 2000

		Combined	Combined
	Parent	Guarantor	Non-Guarantor
	Company	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Total revenues	$104	$453,359	$25,749	$(38,782)	$440,430
Total expenses	21,265	312,123	23,512	(38,782)	318,118
Operating (loss) income	(21,161)	141,236	2,237	—	122,312
Interest and other income (expense), net	7,915	27,262	(3,915)	(61,740)	(30,478)
Net income	5,567	103,909	2,690	(61,740)	50,426

	Condensed Consolidating Statement Of Income For The Year Ended
	November 30, 2001

		Combined	Combined
	Parent	Guarantor	Non-Guarantor
	Company	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Total revenues	$1,968	$600,733	$—	$(74,191)	$528,510
Total expenses	21,085	412,171	—	(74,191)	359,065
Operating (loss) income	(19,117)	188,562	—	—	169,445
Interest and other income (expense), net	1,009	22,055	—	(42,196)	(19,132)
Net (loss) income	(5,314)	135,143	—	(42,196)	87,633

INTERNATIONAL SPEEDWAY CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

	Condensed Consolidating Statement Of Cash Flows For The Year Ended
	November 30, 1999

		Combined	Combined
	Parent	Guarantor	Non-Guarantor
	Company	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Net cash provided by operating activities	$79,133	$21,414	$6,665	$(6,772)	$100,440
Net cash used in investing activities	(395,432)	(244)	(73,892)	72	(469,496)
Net cash provided by (used in) financing activities	301,067	(8,095)	68,519	6,700	368,191

	Condensed Consolidating Statement Of Cash Flows For The Year Ended
	November 30, 2000

		Combined	Combined
	Parent	Guarantor	Non-Guarantor
	Company	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Net cash provided by (used in) operating activities	$(23,850)	$181,274	$17,090	$(34,440)	$140,074
Net cash provided by (used in) investing activities	45,510	(162,703)	(16,699)	34,440	(99,452)
Net cash provided by (used in) financing activities	(29,669)	(17)	1,845	—	(27,841)

	Condensed Consolidating Statement Of Cash Flows For The Year Ended
	November 30, 2001

		Combined	Combined
	Parent	Guarantor	Non-Guarantor
	Company	Subsidiaries	Subsidiaries	Eliminations	Consolidated

Net cash provided by operating activities	$33,545	$185,443	$—	$(58,302)	$160,686
Net cash provided by (used in) investing activities	40,579	(170,835)	—	58,302	(71,954)
Net cash provided by (used in) financing activities	(69,155)	835	—	—	(68,320)

Inside Back Cover

Description of photographs:

Collage consisting of racing events at ISC facilities.

2,500,000 Shares

International Speedway Corporation

Class A Common Stock

PROSPECTUS

February 7, 2002

Salomon Smith Barney

JPMorgan
Raymond James
Wachovia Securities